                                 EXHIBIT (A)(1)

                           DEFINITIVE PROXY STATEMENT

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION

                PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          Filed by the Registrant [X]

                 Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]  Preliminary Proxy Statement
[ ]  Confidential for the Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                        HAHN AUTOMOTIVE WAREHOUSE, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[ ]  Fee computed on table below per Exchange Act Rules 14a-16(i)(4) and 0-11.

     (1)  Title of each class of securities to which transaction applies:
        Common Stock
        ------------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:
        570,118
        ------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
        $3.00 -- Determined based upon the maximum proposed number of shares to be cashed-out in
        ------------------------------------------------------------------------
          transaction of 571,442 shares at $3.00 per share.
--------------------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:
        $1,710,354
        ------------------------------------------------------------------------

     (5)  Total fee paid:
        $342.87
--------------------------------------------------------------------------------

[X]  Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

--------------------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------

     (3)  Filing Party:

--------------------------------------------------------------------------------

     (4)  Date Filed:

--------------------------------------------------------------------------------

                        HAHN AUTOMOTIVE WAREHOUSE, INC.
                              415 WEST MAIN STREET
                              ROCHESTER, NEW YORK
To Our Shareholders:

     You are cordially invited to attend a Special Meeting of Shareholders of Hahn Automotive Warehouse, Inc. to be held at Hahn's corporate headquarters at 415 West Main Street, Rochester, New York on the 21st day of September, 2001 at 10:00 a.m., local time.

     The purpose of the Special Meeting is to consider and vote upon the amended and restated merger agreement dated May 16, 2001, as amended, among Hahn Automotive Warehouse, Inc., Glick, LLC, HAW Acquisition, Inc., Eli N. Futerman and Daniel J. Chessin, and the related merger, whereby HAW Acquisition will be merged with and into Hahn. If the merger is consummated, all of the issued and outstanding common stock of Hahn held by shareholders other than Messrs. Futerman and Chessin and certain other family members will be converted into the right to receive $3.00 per share in cash, without interest. Hahn will be the surviving corporation in the merger and will become a wholly-owned subsidiary of Glick. The merger agreement is attached as APPENDIX A to the enclosed proxy statement.

     Consummation of the merger is subject to certain conditions, including the approval of 66 2/3% of all of the votes entitled to be cast on the matter by holders of Hahn's outstanding common stock on the record date. Glick and Messrs. Futerman and Chessin and certain other family members have agreed to vote, or cause to be voted, in favor of the merger and the merger agreement, shares representing approximately 64% of Hahn's outstanding common stock. In addition, officers and directors of Hahn who hold less than 1% of Hahn's outstanding common stock have indicated that they will vote in favor of the merger and merger agreement.

     Consummation of the merger will also require the approval of the merger and merger agreement by a majority of the votes cast on the matter, either in person or by proxy, by our public shareholders. Our public shareholders include all shareholders other than those affiliated with the Glick buy-out group.

     THE HAHN BOARD OF DIRECTORS APPOINTED A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS TO CONSIDER, NEGOTIATE AND RECOMMEND EITHER THE APPROVAL OR REJECTION OF THE MERGER BY THE BOARD. THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDED TO OUR BOARD OF DIRECTORS THAT THE MERGER BE APPROVED.

     In connection with its evaluation of the merger, the special committee engaged Empire Valuation Consultants, Inc. to act as its financial advisor. Empire Valuation has rendered its written opinion that, as of May 16, 2001, based upon and subject to the assumptions, limitations and qualifications included in its opinion, the consideration of $3.00 per share to be received in the merger is fair from a financial point of view to our public shareholders. Empire Valuation's written opinion dated May 16, 2001 is attached as APPENDIX B to the accompanying proxy statement. You should read it carefully.

     Based on the special committee's recommendation and careful consideration of certain other factors, the board of directors believes that the terms of the merger and merger agreement are fair to, and in the best interests of, the public shareholders of Hahn. Thus, the board approved the merger and recommends that shareholders vote FOR the merger and the merger agreement. Since Messrs. Futerman and Chessin have personal conflicts of interest in recommending this merger to you, they abstained from voting at the board meeting at which this recommendation was made.

     The accompanying proxy statement provides a description of the proposed merger and additional information that you may wish to consider in deciding how to vote. Please give this information your careful attention.

     Whether or not you plan to attend, it is important that your shares are represented and voted at the Special Meeting. Accordingly, please promptly complete, sign and date the enclosed proxy card and return it in the envelope provided.

                                        Sincerely,

                                        /s/ William A Burkingham
                                        William A. Buckingham,
                                        Chairman, Special Committee
August 10, 2001

                        HAHN AUTOMOTIVE WAREHOUSE, INC.
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 21, 2001

To Our Shareholders:

     A special meeting of shareholders of Hahn Automotive Warehouse, Inc., a New York corporation, will be held at Hahn's executive offices located at 415 West Main Street, Rochester, New York 14608 on September 21, 2001, at 10:00 a.m. (local time), for the following purposes:

          (1) To consider and vote on a proposal to adopt an Amended and Restated Agreement and Plan of Merger, dated as of May 16, 2001, as amended, by and among Hahn and Glick, LLC, HAW Acquisition Corp., Eli N. Futerman and Daniel J. Chessin, whereby, among other things, HAW Acquisition will merge with and into Hahn and each outstanding share of Hahn common stock held by shareholders, other than Glick, Futerman, Chessin and certain other family members, will be converted into a right to receive $3.00 in cash, without interest. Holders of options to purchase common stock that are vested as of the effective date of the merger, shall have the right to receive the positive difference, if any, between the $3.00 per share merger consideration and the stock option exercise price. The merger agreement is more fully described in the accompanying proxy statement and the full text can be found as APPENDIX A thereto.

          (2) To consider a potential adjournment of the special meeting, if necessary, to solicit additional votes in favor of the merger proposal.

          (3) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof. We are not aware of any other business to come before the special meeting.

     The board of directors of Hahn has fixed the close of business on August 2, 2001 as the record date for the determination of shareholders entitled to notice of, and to vote at the special meeting and at any adjournment thereof. A proxy statement and proxy are enclosed. It is important that all shares be represented at the special meeting. You have a right to dissent from the merger and obtain payment of the fair value of your shares by complying with the New York law provisions contained in APPENDIX C to the proxy statement.

     ADOPTION OF THE MERGER AGREEMENT WILL REQUIRE THE AFFIRMATIVE VOTE OF AT LEAST TWO-THIRDS OF THE VOTES OF ALL OUTSTANDING SHARES OF HAHN'S COMMON STOCK. WHILE NOT REQUIRED BY THE NEW YORK BUSINESS CORPORATION LAW OR HAHN'S RESTATED CERTIFICATE OF INCORPORATION OR AMENDED AND RESTATED BY-LAWS, THE MERGER AGREEMENT PROVIDES THAT THE MERGER MUST ALSO BE APPROVED AND ADOPTED BY THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE VOTES CAST AT THE MEETING, EITHER IN PERSON OR BY PROXY, EXCLUDING VOTES CAST BY GLICK, FUTERMAN, CHESSIN AND CERTAIN OTHER FAMILY MEMBERS, ABSTENTIONS AND BROKER NON-VOTES. THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE "FOR" ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

     You are cordially invited to attend the special meeting. However, to ensure your representation at the special meeting, please complete, sign, date and promptly mail your proxy card in the enclosed postage-paid envelope. If you are a shareholder whose shares are not registered in your name, you will need additional documentation from the holder of record of your shares to vote in person at the meeting. The prompt return of your proxy will save us the expense of further requests for proxies.

                                        By Order of the Board of
                                        Directors,

                                            DANIEL J. CHESSIN
                                        Executive Vice President
                                        and Secretary

Rochester, New York
August 10, 2001

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES AGENCY HAS APPROVED OR DISAPPROVED THIS TRANSACTION OR PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THESE DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                        HAHN AUTOMOTIVE WAREHOUSE, INC.
                               415 W. MAIN STREET
                              ROCHESTER, NEW YORK

                              PROXY STATEMENT FOR
                        SPECIAL MEETING OF SHAREHOLDERS
                               SEPTEMBER 21, 2001

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER......................     1
WHERE YOU CAN FIND MORE INFORMATION.........................     4
FORWARD-LOOKING INFORMATION.................................     5
SUMMARY.....................................................     6
  Recent Developments.......................................     6
  The Special Meeting.......................................     6
  The Parties...............................................     7
  The Merger................................................     8
  Special Factors...........................................     8
  The Merger Agreement......................................    10
RECENT DEVELOPMENTS.........................................    11
THE SPECIAL MEETING.........................................    11
  Date, Time, Place and Matters to be Considered............    11
  Record Date; Quorum Requirements..........................    11
  Voting Requirements.......................................    12
  Voting and Revocation of Proxies..........................    12
  Rights of Objecting Shareholders..........................    12
  Possible Adjournment of Special Meeting and Other Matters
     to be Considered at the Special Meeting................    13
  Costs of Soliciting Proxies...............................    13
  Exchanging Stock Certificates.............................    14
  Effective Time of the Merger..............................    14
SPECIAL FACTORS.............................................    14
  Background Of The Transaction.............................    14
  Recommendation of Special Committee.......................    19
  Recommendation of our Board Of Directors..................    21
  Glick Buy-Out Group's Purpose And Reasons For The
     Merger.................................................    22
  Position of the Glick Buy-Out Group as to Fairness of the
     Merger.................................................    23
  Fairness Opinion of Special Committee's Financial
     Advisor................................................    24
  Hahn Management 2001 Projections..........................    33
  Preliminary Calculation of Value by the Glick Buy-Out
     Group's Financial Advisor..............................    34
  Plans for Hahn After the Merger...........................    36
  Conduct of the Business of Hahn if the Merger is not
     Consummated............................................    36
INTERESTS OF THE GLICK BUY-OUT GROUP AND HAHN'S EXECUTIVE
  OFFICERS AND DIRECTORS IN THE MERGER AND HAHN; ACTUAL OR
  POTENTIAL CONFLICTS OF INTEREST...........................    37
  Merger Consideration and Stock Options....................    37
  Directors And Officers Of The Surviving Corporation.......    37
  Compensation Of Directors.................................    37
  Compensation of Special Committee Members.................    38

  Indemnification Arrangements..............................    38
  Certain Other Transactions................................    38
EFFECTS OF THE MERGER.......................................    39
THE MERGER AGREEMENT........................................    40
  The Merger; Merger Consideration..........................    40
  The Exchange Fund; Payment for Shares of Common Stock.....    41
  Transfers of Common Stock.................................    41
  Treatment of Stock Options................................    42
  Tax Withholding...........................................    42
  The Directors and Officers, Certificate of Incorporation
     and By-Laws Following the Merger.......................    42
  Representations And Warranties............................    42
  Covenants.................................................    42
  Indemnification and Insurance.............................    43
  Conditions................................................    45
  Termination...............................................    46
  Fees And Expenses.........................................    47
  Amendment And Waiver......................................    47
  Accounting Treatment......................................    48
  Financing of the Merger...................................    48
  Regulatory Approvals and Third Party Transactions.........    48
  Risk that the Merger Will Not Be Consummated..............    48
  Effective Time of the Merger..............................    49
FEES AND EXPENSES...........................................    50
FEDERAL INCOME TAX CONSEQUENCES.............................    50
INFORMATION REGARDING HAHN..................................    51
  Incorporation of Documents By Reference...................    51
  Business of Hahn..........................................    52
  Selected Consolidated Financial Data of Hahn..............    55
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................    56
  Results of Operations.....................................    56
  Market Prices of and Dividends on the Common Stock........    61
  Directors and Executive Officers..........................    62
  Stock Ownership...........................................    64
INFORMATION REGARDING GLICK AND HAW ACQUISITION.............    65
  Glick, LLC................................................    65
  HAW Acquisition...........................................    65
  Recent Stock Purchases....................................    65
  Contribution and Voting Agreement.........................    66
INDEPENDENT AUDITORS........................................    66
SHAREHOLDER PROPOSALS.......................................    66
INDEX TO FINANCIAL STATEMENTS...............................   F-1

                               LIST OF APPENDICES
Appendix A -- Amended and Restated Agreement and Plan of Merger
Appendix B -- Opinion of Empire Valuation Consultants, Inc.
Appendix C -- Section 623 of the New York Business Corporation Law
Appendix D -- Amendment to the Amended and Restated Agreement and Plan of Merger Appendix E -- Instructions to Proxy Solicitor

                        HAHN AUTOMOTIVE WAREHOUSE, INC.
                               415 W. MAIN STREET
                              ROCHESTER, NEW YORK

                              PROXY STATEMENT FOR
                        SPECIAL MEETING OF SHAREHOLDERS
                               SEPTEMBER 21, 2001

     We are providing this proxy statement and accompanying proxy card to our shareholders in connection with the solicitation by our board of directors of proxies to be used at the special meeting of shareholders to be held on September 21, 2001 at 10:00 a.m., local time, at Hahn's offices at 415 W. Main Street, Rochester, New York, including at any adjournment of the special meeting. We began mailing these materials, the accompanying letter to shareholders and the notice of the meeting to our shareholders on or about August 10, 2001.

     On May 9, 2001, Hahn's shareholders approved a 1-for-3 reverse stock split. The reverse stock split was effected as of the close of business on May 10, 2001. All share and per share information in this proxy statement as of all dates and for all periods prior to the reverse stock split have been adjusted as if the reverse stock split had been in effect as of that time.

      QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:    WHY AM I RECEIVING THESE MATERIALS?

A: Our board of directors is providing these proxy materials to give you information to determine how to vote in connection with the special meeting.

Q:    WHAT AM I BEING ASKED TO VOTE ON AT THE MEETING?

A: You are being asked to vote and approve the merger and the merger agreement whereby HAW Acquisition will merge with and into Hahn. You may also be asked whether to adjourn the meeting if insufficient votes in favor of the merger have been obtained as of the scheduled time for the meeting so that our board may solicit additional proxies voting in favor of the merger. See "THE SPECIAL MEETING -- Possible Adjournment of Special Meeting and Other Matters to be Considered at the Special Meeting" on page 13, "THE MERGER AGREEMENT -- The Merger; Merger Consideration" on page 40.

Q:    WHAT WILL I RECEIVE IN THE MERGER?

A: Upon consummation of the merger and unless you perfect your appraisal rights, each share of Hahn common stock you own will be converted into the right to receive $3.00 in cash, without interest. This represents a 60% premium to the $1.875 closing price of the common stock on the day Futerman and Chessin first submitted their acquisition proposal to the board -- January 18, 2001. The $1.875 price is above the $1.13 five year historical low closing price of our common stock, and is within the 12 month trading range of our common stock preceding January 18, 2001, of $1.13 to $6.75. See "SPECIAL FACTORS -- Recommendation of the Special Committee" on page 20, "THE MERGER AGREEMENT -- The Merger; Merger Consideration" on page 40, "INFORMATION REGARDING HAHN -- Market Prices of and Dividends on the Common Stock" on page 61.

Q:    HOW MANY VOTES DO I HAVE?

A: You have one vote for each share of Hahn common stock that you owned at the close of business on August 2, 2001. See "SPECIAL MEETING -- Record Date; Quorum Requirements" on page 11.

Q:    WHAT VOTE IS REQUIRED TO APPROVE THE MERGER?

A:    For the merger to occur, two different shareholder approvals are required.

      First, the merger and the merger agreement must be approved and adopted by holders of 66 2/3% of our outstanding shares of common stock. This approval is required under New York law. Futerman, Chessin and certain other family members possess 64% of our outstanding common stock. These shareholders are required to vote their shares and those over which they have voting control in favor of approval of the merger and the merger agreement. In addition, directors holding an additional 1,201 shares of our common stock have indicated they intend to vote in favor of the merger. Accordingly, if holders of an additional 41,694 shares of common stock, representing approximately 2.7% of our outstanding shares of common stock, also vote in favor of the merger and the merger agreement, the statutorily required 66 2/3% vote will be obtained.

      Second, the merger and merger agreement must be approved by a majority of all the votes cast on the merger proposal by our public shareholders, excluding abstentions and broker non-votes. This approval is required under the merger agreement. If all of the public shareholders cast votes at the special meeting, an affirmative vote FOR the merger proposal by public shareholders holding 285,060 shares of our common stock would be necessary to obtain the public shareholder approval. See "SUMMARY -- The Special Meeting -- Voting Requirements" on page 6, "THE SPECIAL
      MEETING -- Voting Requirements" on page 12 and "SPECIAL
      FACTORS -- Recommendation of the Board of Directors" on page 21.

Q:    HAS OUR BOARD OF DIRECTORS RECOMMENDED THE MERGER?

A: Yes. Our board of directors and the special committee of independent directors formed by our board of directors have both unanimously approved the merger and the merger agreement, with Futerman and Chessin abstaining. Our board voted unanimously to recommend that you vote "FOR" approval of the merger and the merger agreement, again with Futerman and Chessin abstaining. See "SPECIAL FACTORS -- Recommendation of the Special Committee" on page 19 and " -- Recommendation of the Board of Directors" on page 21.

Q:    WHY IS OUR BOARD OF DIRECTORS RECOMMENDING THE MERGER?

A: Our board of directors and the special committee formed by the board to consider this transaction are recommending the merger because they believe that the merger is a more desirable alternative for you than maintaining the status quo. In reaching this conclusion, our board of directors and the special committee considered, among other factors:

      - the current limited liquidity of your Hahn investment;

      - the immediate liquidity provided by the merger at a price that our board of directors and the special committee believe is fair; and

      - the fact that the merger eliminates your risk of loss in the event our stock price decreases more in the future, while recognizing that the merger would preclude you from participating in any future growth of Hahn.

      To review the reasons for the merger and the factors considered by the special committee and the board of directors in approving the exchange in greater detail, see "Special Factors -- Background of the Transaction" on page 14 and " -- Recommendation of the Special Committee" on page 19, "-- Recommendation of our Board of Directors" on page 21.

Q:    WHY WAS THE SPECIAL COMMITTEE FORMED?

A: Our board of directors formed a special committee of independent directors to protect your interests in evaluating and negotiating the terms of the merger and the merger agreement because it recognized that the merger transaction would present a conflict of interest for Futerman and Chessin as members of our senior management and our board of directors.

      The members of the special committee are William A. Buckingham (Chairman), Stephen B. Ashley, Nathan Lewinger and E. Philip Saunders. These directors are not officers or employees of Hahn. The special committee independently selected and retained legal and financial advisors to assist the committee in its work. See "SPECIAL FACTORS -- Background of the Transaction" beginning on page 14.

Q:    WHAT WAS THE OPINION OF THE FINANCIAL ADVISOR?

A: Each of the special committee and our board of directors considered the opinion of the special committee's financial advisor, Empire Valuation Consultants, Inc. Empire Valuation presented a written opinion to the effect that the merger consideration is fair, from a financial point of view, to our public shareholders. See "SPECIAL FACTORS -- Fairness Opinion of Special Committee's Financial Advisor" on pages 24-32.

Q:    WHO ARE THE OTHER FILING PERSONS AND WHAT WAS THEIR OPINION?

A: The other persons required to file this Proxy Statement are Eli N. Futerman, Daniel J. Chessin, Glick and HAW Acquisition. These filing persons, along with certain other family members, comprise the Glick buy-out group. The other members of the Glick buy-out group are the Michael Futerman Living Trust, the Estate of Michael Futerman, Sara Futerman, Rina Chessin, Daphne Futerman, Ira Jevotovsky and Peggy Futerman. Eli Futerman, Rina Chessin and Daphne Futerman are siblings and the children of Michael Futerman (deceased) and Sara Futerman. Daniel Chessin is the husband of Rina Chessin and Ira Jevotovsky is the husband of Daphne Futerman. Peggy Futerman is the wife of Eli Futerman. Each of these persons and entities believe that the merger and the consideration to be paid to our public shareholders are fair to these holders from a financial point of view. See "SUMMARY -- The Parties" on page 7, "SPECIAL FACTORS -- Glick Buy-Out Group's Purpose and Reasons for the Merger" on page 22, and "-- Position of Glick Buy-Out Group as to Fairness of the Merger" on page 23.

Q: DOES GLICK HAVE THE FINANCIAL RESOURCES TO PAY FOR THE COMMON STOCK HELD BY OUR PUBLIC SHAREHOLDERS?

A: The aggregate consideration payable in the merger is approximately $1.7 million, and the aggregate amount of transaction expenses payable by the Glick buy-out group if the merger is completed is estimated to be approximately $300,000. The Glick buy-out group has received a commitment from Manufacturers and Traders Trust Company to provide them with mortgage financing to fund the aggregate merger consideration and the expenses related to the transaction. See "THE MERGER AGREEMENT -- Financing the Merger" on page 48.

Q:    HOW DO I VOTE?

A:    You may choose one of the following ways to cast your vote:

      - by completing the accompanying proxy card and returning it in the enclosed envelope; or

      - by appearing and voting in person at the special meeting.

      If your shares are held in "street name," which means that your shares are held in the name of a bank, broker or other financial institution instead of in your own name, you must either direct the financial institution as to how to vote your shares or obtain a proxy from the financial institution to vote at the special meeting. See "THE SPECIAL
      MEETING -- Voting and Revocation of Proxies" on page 12.

Q:    WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY OR VOTING INSTRUCTION
      CARD?

A: It means your shares are registered differently or are held in more than one account. Please provide voting instructions for each proxy card that you receive.

Q:    HOW DO I CHANGE MY VOTE?

A: You may change your proxy instructions at any time prior to the vote at the special meeting by following any of these procedures. If you are a shareholder "of record," meaning one whose shares are registered in his or her name, to revoke a proxy, you must:

      - complete a new proxy bearing a later date and submit it to the Secretary of Hahn,

      - sign and send a written instrument revoking the proxy to the Secretary of Hahn, or

      - attend the special meeting and vote in person.

      Attendance at the special meeting alone will not cause your previously granted proxy to be revoked unless you vote in person. A "beneficial holder" whose shares are registered in another name (for example in "street name") must follow the procedures required by the holder of record, which is usually a brokerage firm or financial institution, to revoke a proxy. You should contact the holder of record directly for more information on these procedures. See "THE SPECIAL MEETING -- Voting and Revocation of Proxies" on page 12.

Q:    MAY I ATTEND THE SPECIAL MEETING IN PERSON?

A: You may attend the special meeting in person if you have shares registered in your name or if you present a valid proxy in your favor from the registered holder. If shares are registered in the name of a corporation or other organization, you must bring a letter from an authorized agent of that corporation or organization giving you authority to vote its shares.

Q: IF I HAVE SHARES REGISTERED IN MY NAME OR IF I HAVE A PROXY IN MY FAVOR FROM A REGISTERED HOLDER, WHAT DO I NEED TO DO TO ATTEND THE SPECIAL MEETING IN PERSON?

A: Just bring proper photographic identification to the meeting, such as a driver's license, passport or United States military identification.

Q:    WHEN SHOULD I SEND IN MY STOCK CERTIFICATE(S)?

A: You will receive separate instructions for surrendering stock certificate(s) following the special meeting. You should not send in your stock certificate(s) until you receive these instructions. See "THE SPECIAL MEETING -- Exchanging Stock Certificates" on page 14.

Q:    WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working to complete the merger as quickly as possible. We hope to complete the merger shortly after the special meeting, assuming the required shareholder approvals are obtained and the Glick buy-out group's financing has been completed.

Q:    WHO CAN ANSWER MY QUESTIONS?

A: If you have more questions about the merger or would like additional copies of this proxy statement, you should contact:

      Hahn Automotive Warehouse, Inc.
      Donald T. Hiller, Investor Relations Manager
      Telephone No.: (716) 464-3831 or
      toll-free at (800) 777-HAHN (4246)
      Facsimile No.: (716) 235-1688

                      WHERE YOU CAN FIND MORE INFORMATION

     Hahn is subject to the informational requirements of the Securities Exchange Act of 1934. As a result, Hahn files reports, proxy statements and other information with the SEC. You can review and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC Washington, D.C., at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

     You can also access copies of these materials at the SEC's web site on the internet at http://www.sec.gov. These documents are also available for inspection and copying at Hahn's headquarters at 415 West Main Street, Rochester, New York 14608, during regular business hours, by any shareholder or representative designated in writing. Hahn will also send you copies of these documents on request and without charge.

     We are incorporating by reference our annual report on Form 10K for the fiscal year ended September 30, 2000, and our Form 10-Q's for the periods ended March 31, 2001 and June 30, 2001. In addition, we are incorporating by reference all documents we file in response to the requirements of Sections 13(a), 13(d), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this proxy statement and before the date of the special meeting. Accordingly, those documents will be considered a part of this proxy statement from the date they are filed. The Company is not incorporating by reference, however, statements in those documents to the effect that the Company desires to take advantage of the safe harbor which is afforded forward-looking statements under the Private Securities Litigation Reform Act of 1995, and Section 21E of the Securities Exchange Act of 1934, as amended.

     Hahn, Glick, HAW Acquisition, Futerman and Chessin have jointly filed a
Schedule 13E-3 with the SEC with respect to the merger. This proxy statement does not contain all of the information contained in the Schedule 13E-3, some of which is omitted as permitted by the SEC's rules. Statements made in this proxy statement, while complete in all material respects, are qualified by reference to documents filed as exhibits to the Schedule 13E-3. The Schedule 13E-3, including exhibits, is available for inspection and copying at the SEC and at Hahn's headquarters, as described above.

                          FORWARD-LOOKING INFORMATION

     The following cautionary statement identifies important factors that could cause Hahn's actual results to differ materially from those projected in forward-looking statements included in this proxy statement, including statements incorporated by reference into this proxy statement. Except for the historical information, the matters discussed in this proxy statement may be deemed forward-looking statements. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expect," "believe," "plan," "project," or other statements concerning our opinions or judgment about future events. Forward-looking statements involve risks and uncertainties that may cause actual events and results to differ materially from expected events and results. As detailed in our periodic SEC reports, these risks and uncertainties include, among others:

     - our substantial leverage and significant working capital needs;

     - restrictions imposed by our debt instruments;

     - stock price volatility and the absence of dividends;

     - competition;

     - general risks of the automotive parts replacement industry;

     - dependence on key personnel; and

     - the market's acceptance of our iAutoparts internet strategy.

     In addition, the merger is subject to compliance with or waiver of all of the closing conditions stated in the merger agreement. In view of these considerations, you should not place undue reliance on the predictive value of the forward-looking statements made in this proxy statement.

     References in this proxy statement to "we," "our" or "us" refers to Hahn, not to Glick, HAW Acquisition or Futerman and Chessin or any of their family members who are part of the Glick buy-out group.

     All information contained in this proxy statement relating to Glick, HAW Acquisition and Messrs. Futerman and Chessin and certain other family members, has been supplied by them for inclusion and has not been independently verified by Hahn. No persons have been authorized to give any information or to make any representations other than those contained in this proxy statement.

                                    SUMMARY

     This summary highlights information from the proxy statement that Hahn believes is important information about the merger and merger agreement. You should read this entire document carefully and the documents to which it refers for a complete description of the merger and merger agreement. This summary includes page references in parentheses to direct you to more complete descriptions of the topics presented in this summary.

RECENT DEVELOPMENTS (page 11)

     Hahn completed a 1-for-3 reverse stock split on May 10, 2001. The reverse stock split was effected so that Hahn could satisfy the maintenance requirements established by the Nasdaq SmallCap Market for continued listing, which, among other things, requires that Hahn's common stock maintain a bid price of at least $1.00 per share. On June 1, 2001 Nasdaq notified Hahn that it had met the Nasdaq minimum bid requirement for continued listing.

THE SPECIAL MEETING (page 11)

     Date, Time, Place and Purpose. The special meeting will be held at 10:00 a.m., local time, on September 21, 2001, at Hahn's headquarters at 415 West Main Street, Rochester, New York. At the special meeting, you will be asked to consider and vote upon the merger proposal, or if necessary, the adjournment of the special meeting to allow time to solicit additional proxies in favor of the merger proposal.

     Record Date; Quorum Requirements. The close of business on August 2, 2001, is the record date for determining holders of shares of our common stock entitled to vote at the special meeting. On the record date, we had outstanding 1,581,671 shares of common stock.

     Voting Requirements. The merger proposal is subject to both the approval of shareholders holding 66 2/3% of our outstanding common stock and the approval by a majority of our public shareholders who cast votes on the matter (excluding abstentions and broker non-votes) at the special meeting. Holders of our common stock are entitled to one vote for each share of their common stock. The first approval is required by law and the second approval was required by the special committee and the board of directors as a condition to approving the merger. As a result of their stock ownership, as of May 11, 2001, the Glick buy-out group held and controlled 1,011,553 shares or 64% of our outstanding common stock. These shareholders have agreed to vote, or cause to be voted, all of the shares of common stock owned by them, or over which they have voting power, for approval of the merger proposal. Hahn's other directors and executive officers, who together own 1,201 shares, or approximately 0.07% of our outstanding shares of common stock, have indicated that they also intend to vote their shares in favor of the merger proposal. Accordingly, the 66 2/3% approval only requires the affirmative vote by shareholders holding 41,694 additional shares of common stock, or approximately 2.7% of our outstanding common stock. The number of shares of common stock necessary to receive the public shareholder approval depends on the number of shares of common stock held by public shareholders who are present, in person or by proxy, and vote at the special meeting. If all of the public shareholders are present and voting at the special meeting, an affirmative vote in favor of the merger proposal by those shareholders holding 285,060 shares of common stock will be necessary to obtain this second shareholder approval.

     In the event that Hahn has not obtained a sufficient number of proxies to approve the merger and the merger agreement as of the special meeting date, then Hahn may also ask you to vote upon a motion to adjourn the special meeting in order to solicit additional votes in favor of the merger to the extent necessary to obtain the required vote necessary to approve the merger and the merger agreement. If this motion is made, a majority of the shares of common stock present and voting will be required to approve the motion. Futerman and Chessin own and control sufficient shares to approve this motion.

     Voting and Revocation of Proxies. Unless contrary instructions are indicated on your proxy, all of your shares represented by valid proxies will be voted FOR the approval of the merger proposal, or if necessary, the adjournment proposal. You may revoke your proxy at any time before the special meeting by delivering a written notice of revocation to our Secretary, by executing and delivering a later-dated proxy or by attending the meeting and giving oral notice of your intention to vote in person. Your attendance at the special meeting will not by itself constitute a revocation of your proxy. You must also vote your shares in person at the special meeting. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change those instructions. (Page 12).

     Rights of Objecting Shareholders. If the merger is to be completed, but you do not wish to exchange your shares of our common stock for the merger consideration, you have the right under New York law to have the "fair value" of your shares determined by a New York court. (Page 12). This "right of appraisal" is subject to a number of restrictions and technical requirements. Generally, in order to exercise appraisal rights, you must, among other things:

     - Not vote in favor of the merger and the merger agreement;

     - Make a written demand for appraisal before the vote on the merger and the merger agreement; and

     - Submit your stock certificates to Hahn to have the proper legend placed thereon.

     You will not protect your right of appraisal by merely voting against the merger and the merger agreement. A copy of the relevant sections of New York law regarding dissenters' rights is included in this proxy statement as APPENDIX C. You should read the provisions of this law carefully.

THE PARTIES (pages 51 and 65)

     Hahn. Hahn was incorporated in New York in 1958. Hahn is a distributor of automotive aftermarket replacement parts through its seven direct Professional Automotive Warehouse Distributions Centers to the professional installer, 13 strategically located distribution centers to 78 Advantage Auto Stores, and approximately 1,100 independent jobbers, in the Midwest and along the Eastern Seaboard. Through its wholly-owned subsidiary, iAutoparts, Inc., Hahn operates iAutoparts.com(R), an on-line automotive parts store. Its principal executive offices are located at 415 West Main Street, Rochester, New York 14608, and its telephone number is (716) 235-1595.

     Glick. Glick, LLC is a Nevada limited liability company organized on April 27, 2001, by Futerman, Chessin and certain other family members for the purpose of effecting the merger. Futerman and Chessin are the only voting members of Glick. Glick is a holding entity that has no material assets other than the shares of HAW Acquisition. Glick is a party to a Contribution and Voting Agreement effective May 11, 2001 with Futerman, Chessin and certain other family members, whereby those individuals have agreed to contribute their shares of Hahn common stock to Glick on or before the merger so that at the effective time of the merger, Glick will hold 1,011,553 shares of Hahn common stock, or approximately 64% of Hahn's outstanding common stock. The other members of Glick are the Michael Futerman Living Trust, the Estate of Michael Futerman, Sara Futerman, Rina Chessin, Peggy Futerman, Daphne Futerman and Ira Jevotovsky. Eli Futerman is the sole trustee of the Michael Futerman Living Trust and the sole executor of the Estate of Michael Futerman. Eli Futerman, Rina Chessin and Daphne Futerman are siblings and the children of Michael Futerman (deceased) and Sara Futerman. Daniel Chessin is the husband of Rina Chessin and Ira Jevotovsky is the husband of Daphne Futerman. Peggy Futerman is the wife of Eli Futerman. Except in connection with entering into the merger agreement and carrying out the transactions contemplated by the merger agreement, including the organization of HAW Acquisition and the execution and delivery of the Contribution and Voting Agreement, Glick has not engaged in any activities since its organization. Futerman and Chessin are managers of Glick and, together, hold 100% of the voting control of Glick. Glick LLC has no executive officers, only managers. The address of Glick is c/o Eli N. Futerman and Daniel J. Chessin, 415 West Main Street, Rochester, New York 14608, and its telephone number is (716) 235-1595.

     HAW Acquisition. HAW Acquisition is a New York corporation organized on April 5, 2001 by Futerman and Chessin for the purpose of effecting the merger. The only shareholder of HAW Acquisition is Glick. If the merger is consummated, then at the effective time, HAW Acquisition will be merged with and into Hahn, with Hahn as the surviving corporation following the merger. HAW Acquisition has no material assets and has not engaged in any activities except in connection with entering into the merger agreement and carrying out the transactions contemplated by the merger agreement. Futerman and Chessin are co-chief executive officers of HAW Acquisition, and are its only executive officers and directors. The address of HAW Acquisition is c/o Eli N.

Futerman and Daniel J. Chessin, 415 West Main Street, Rochester, New York 14608, and its telephone number is (716) 235-1595.

THE MERGER (Page 40)

     The merger will be effected by having HAW Acquisition merge with and into Hahn. Hahn will continue as the surviving corporation and will become a wholly owned subsidiary of Glick.

     After the merger, (i) public trading of Hahn common stock will cease, (ii) Hahn common stock will be delisted from the Nasdaq SmallCap Market and (iii) Hahn will formally terminate its reporting obligations under the Securities Exchange Act of 1934 and no longer will be required to file periodic and other reports with the SEC. As a result of the merger, public shareholders (other than those who perfect their appraisal rights) will be entitled to receive the cash merger price and will no longer have any ownership interest in Hahn, including the right to participate in the future earnings and growth of Hahn.

SPECIAL FACTORS (Page 14)

     Background of the Transaction. For a description of the events leading to the approval of the merger agreement and the merger by the board and the reasons for such approval, you should refer to pages 14-19.

     Recommendation of the Special Committee and our Board of Directors. On March 20, 2001, the merger proposal was presented for consideration to a meeting of the special committee, consisting of four directors of Hahn who are not employees of, or consultants to, Hahn, Glick, HAW Acquisition, Futerman, Chessin or any of Futerman's and Chessin's family members, and have no interest in the proposed merger, other than as holders of non-employee director stock options and, in some cases, as public shareholders. The special committee concluded that the proposed merger, on the terms reflected in the January 16, 2001 proposal letter submitted by Futerman and Chessin, including the cash merger consideration, but modified to include the public shareholder vote as a condition, was fair to, and in the best interests of the public shareholders, and resolved to recommend to the board that it approve the merger and authorize the execution of a merger agreement. Thereafter, on March 26, 2001, our board of directors, based in part upon the recommendation of the special committee, concluded that the merger on the terms and conditions approved by the special committee and more specifically set forth in a letter of intent submitted to the board, dated March 26, 2001, was fair to, and in the best interests of the public shareholders. Our board of directors then approved the merger, authorized the chairman of the special committee to negotiate and enter into the merger agreement on behalf of Hahn, and resolved to recommend to the public shareholders that they vote to approve the merger and the merger agreement. The special committee addressed its recommendation to our board and our board specifically addressed its recommendation to the public shareholders. Neither the special committee nor our board addressed its recommendation to Glick, Futerman, Chessin or the other members of the Glick buy-out group. (Pages 19 and 21).

     Factors Considered by the Special Committee and our Board of Directors. The special committee, in reaching its decision to recommend approval of the merger to our board, and our board, in approving the merger and the execution of the merger agreement and recommending adoption of the merger and the merger agreement by the public shareholders, each considered the benefits and detriments to the public shareholders and a number of other factors, including, among others, the following:

     - The belief of the special committee that the merger was a better financial alternative for the public shareholders than continuing to operate Hahn as a public company due to the limited liquidity of its publicly traded shares and the uncertainty of its future financial performance;

     - The fact that the merger would preclude the public shareholders from participating in any future growth in the financial performance or stock price of Hahn;

     - Empire Valuation's opinion that, as of March 20, 2001, the date of the special committee's meeting to consider the merger, the merger consideration was fair, from a financial point of view, to the public shareholders;

     - The fact that the terms of the merger agreement and the merger consideration are the product of negotiations between Futerman and Chessin and the special committee where the special committee was represented by separate counsel; and

     - The other factors described in more detail on pages 19 through 22.

     Glick's Purpose And Reasons for the Merger. Futerman and Chessin believe that as a private company, Hahn will be better positioned for long-range planning, without the concern of short-term impact on stock price. They also believe that reducing the expenses and pressures of being a public company will enhance our long-term success. They believe that the merger offers public shareholders the opportunity to obtain a fair value for their shares, with the merger price of $3.00 per share being 60% above the $1.875 closing price of our common stock on the day that Futerman and Chessin submitted the Glick buy-out group's initial proposal to the board. The $1.875 price was above the historical low trading price for our common stock over the past five years of $1.13 per share and within the trading range of our common stock over the 12 months preceding Futerman and Chessin's submission of the proposal, of $1.13 to $6.75 per share.

     Fairness Opinion of Special Committee's Financial Advisor. Empire Valuation delivered its oral opinion to the special committee on March 20, 2001, to the effect that, as of that date, based upon and subject to the various considerations, assumptions and limitations stated therein, the merger price of $3.00 per share in cash is fair, from a financial point of view, to the public shareholders. Empire Valuation reviewed this opinion with our board of directors on March 26, 2001. Empire Valuation confirmed its oral opinion in a written opinion dated May 16, 2001 to the same effect. The full text of the written opinion of Empire Valuation is set forth as APPENDIX B to this proxy statement. You should read this opinion carefully. (Pages 24-32).

     Interest of The Glick Buy-Out Group and Hahn's Executive Officers and Directors in the Merger and Hahn; Actual or Potential Conflicts of Interest. In considering the recommendations of the special committee and of our board of directors, you should be aware that the Glick buy-out group and certain executive officers and directors of Hahn have relationships or interests in the merger and Hahn that are different from your interests as a shareholder that may present actual or potential conflicts of interest. For example, Eli N. Futerman, our President and Chief Executive Officer and a member of our board of directors, and Daniel J. Chessin, our Executive Vice-President and Secretary and a member of our board of directors, are co-managers and members of Glick; Futerman and Chessin and members of their family who constitute the Glick buy-out group own 100% of the outstanding equity of Glick, which will own 100% of Hahn's equity after consummation of the merger. In addition, our executive officers are expected to continue to serve as executive officers of Hahn after consummation of the merger. See page 42 for more information. The special committee and our board of directors were aware of these potential or actual conflicts of interest and considered them in evaluating the proposed merger. For a more detailed description of these and other interests, see pages 37-39.

     Federal Income Tax Consequences. Generally, for United States federal income tax purposes, you will be taxed on your receipt of the $3.00 per share cash merger consideration in the same manner as if you sold your shares for such amount. Thus, you will be taxed on any gain you recognize as a result of the merger and will be able, subject to some limitations, to deduct any loss that you recognize as a result of the merger. You are advised to see your own tax advisor regarding the tax consequences of the merger to you.

     Financing of the Merger. Approximately $2.0 million will be required to pay the aggregate merger consideration to the public shareholders and to pay the estimated fees and expenses of the Glick buy-out group related to the transaction. The Glick buy-out group intends to obtain financing for this entire amount by mortgaging certain personal assets, and contributing the net proceeds of the financing to Glick. Manufacturers Traders and Trust Company has issued a commitment letter, dated April 27, 2001, to an affiliate of the Glick buy-out group for this mortgage financing, in an amount sufficient to complete the merger transaction. Glick will contribute the proceeds to HAW Acquisition to fund the payment of the aggregate merger consideration which is due to the public shareholders who have not perfected their appraisal rights. The closing of the financing by the Glick buy-out group is a condition to the obligation of HAW Acquisition to close under the merger agreement.

THE MERGER AGREEMENT

     The following is only a brief summary of the material terms of the merger agreement, and are qualified in their entirety by reference to the merger agreement. See pages 40-49 and APPENDIX A at the back of this proxy statement for the complete text of the merger agreement.

     The Merger Consideration. If the merger is consummated, each share of our common stock held by public shareholders (other than those held by public shareholders who have perfected their appraisal rights) will be converted into the right to receive the merger consideration of $3.00 per share in cash, without interest.

     Payment of Merger Consideration and Surrender of Stock Certificates. If the merger is completed, we will send you detailed instructions regarding the surrender of your stock certificates. You should not send your stock certificates to Hahn or anyone else until you receive these instructions. We will send payment of the merger consideration to you as promptly as practicable following our receipt of your stock certificates and other required documents. For further information concerning procedures for delivery of your shares and receipt of the merger consideration, see pages 40-41.

     Conditions To, And Termination Of, The Merger. The respective obligations of the parties to consummate the merger are subject to the satisfaction or waiver of each of the following conditions:

     - the merger and the merger agreement having been approved by the required shareholder votes;

     - receipt of an approval by Hahn's lender, Fleet Capital, so that the consummation thereof shall not result in an event of default under Hahn's loan agreement;

     - all material third party consents or government approvals having been obtained;

     - absence of any law or court order imposing material limitations on the ability of Glick to effectively acquire or hold the business and Hahn and its subsidiaries, taken as a whole;

     - with certain exceptions, the representations and warranties of the parties being true and correct in all material respects at the closing date of the merger and the obligations to be performed and complied with by the parties having been performed and complied with; and

     - the other conditions described in more detail on pages 45 through 46.

     The obligation of Hahn to consummate the merger is subject to the additional condition that Empire Valuation's fairness opinion is not withdrawn or modified or amended in such a manner that is not acceptable to the special committee prior to the special meeting.

     The obligations of the Glick buy-out group to consummate the merger are subject to the satisfaction or waiver of the following additional conditions:

     - the Glick buy-out group having completed the financing necessary to pay the aggregate merger consideration and expenses related to the transaction;

     - the number of shares of common stock with respect to which public shareholders have perfected their appraisal rights not exceeding 113,334 shares;

     - nothing having occurred that has a material adverse effect on Hahn with certain exceptions;

     - all stock options and plans, programs or arrangements which obligate Hahn to issue any equity securities having been cancelled; and

     - all existing Hahn directors, other than Messrs. Futerman and Chessin, having resigned.

     Effective Time. The merger will be effective when, following the required shareholder approvals of the merger agreement, a certificate of merger is filed with the Secretary of State of the State of New York. If the merger is approved by the requisite shareholder approvals at the special meeting, the merger is expected to be completed and a certificate of merger filed as soon as practicable after the special meeting, subject to the satisfaction or waiver of the terms and conditions included in the merger agreement, including the financing condition. Pages 45-46 and 49. The time at which the merger becomes effective is referred to in this proxy statement as the "effective time."

     If all of the conditions are not either satisfied or waived, the merger will not be completed even if Hahn's shareholders vote to approve the merger and there are no other legal restraints hindering its completion. The waiver of any of Hahn's conditions to the completion of the merger would be given by Hahn only with the approval of the special committee. Hahn does not intend to resolicit proxies before proceeding with the completion of the merger in the event that any conditions are waived. With respect to the conditions that the merger be approved by Hahn's public shareholders and that Empire Valuation not withdraw or modify its fairness opinion, however, the special committee has indicated that it does not intend to waive either of these two conditions. In the event that immediately prior to the vote for the merger, Hahn has not received sufficient proxies from Hahn's public shareholders for approval of the merger, Hahn may adjourn the special meeting to solicit additional proxies in favor of the proposal. If the resolicitation continues beyond October 15, 2001, then either Hahn or the Glick buy-out group may terminate the merger and no vote will be held. In the event that Empire Valuation withdraws or modifies its fairness opinion in a material way, the special committee has indicated that it would terminate the merger and in that event no vote will be held. If any other conditions are waived and we do not resolicit proxies, the special committee believes that the waiver of such other conditions would not result in a material change in the terms of the merger. Furthermore, Hahn does not believe that there are any risks to Hahn, the shareholders or the merger associated with not resoliciting proxies if any other conditions are waived.

                              RECENT DEVELOPMENTS

     On May 9, 2001, at Hahn's annual meeting of shareholders, by a majority vote, Hahn's shareholders approved a 1-for-3 reverse stock split of its issued and outstanding shares of common stock. The reverse stock split was effective as of the close of business on May 10, 2001. The reverse stock split had the effect of reducing Hahn's outstanding common stock from 4,745,014 shares to approximately 1,581,671 shares. Wherever a number of shares of Hahn common stock or per share information is listed in this proxy statement for a date or period prior to the close of business on May 10, 2001, that number has been proportionately adjusted as if the 1-for-3 reverse stock split had been in effect as of that date.

     The reverse stock split was proposed so that Hahn could endeavor to satisfy the maintenance requirements established by the Nasdaq SmallCap Market for continued listing, which, among other things, requires that Hahn's common stock maintain a bid price of at least $1.00 per share. On June 1, 2001 Nasdaq notified Hahn that it had met the Nasdaq minimum bid requirement for continued listing.

                              THE SPECIAL MEETING

DATE, TIME, PLACE AND MATTERS TO BE CONSIDERED.

     The special meeting will be held on September 21, 2001 at 10:00 a.m., local time, at Hahn's executive offices at 415 West Main Street, Rochester, New York 14608.

RECORD DATE; QUORUM REQUIREMENTS.

     The close of business on August 2, 2001 has been fixed as the record date for determining shareholders entitled to notice of, and to vote at, the special meeting. Each holder of record of common stock on the record date is entitled to one vote for each share then held for each matter submitted to shareholders at the special meeting. As of the record date, 1,581,671 shares of common stock were outstanding, held by 72 holders of record. The presence, in person or by proxy, of a majority of all outstanding common stock is required to constitute a quorum for the transaction of business at the special meeting. Proxies marked as abstentions are counted as shareholders present represented by proxy at the special meeting for purposes of this quorum requirement.

VOTING REQUIREMENTS.

     Under New York law, the affirmative vote of at least 66 2/3% of all outstanding shares of common stock is required to approve the merger and the merger agreement. The members of the Glick buy-out group who own, or have voting power over, 1,011,553 shares of common stock, or approximately 64% of the outstanding common stock, have agreed to vote these shares in favor of the merger proposal. In addition, the merger agreement provides that it is a condition to the consummation of the merger that at least a majority of the votes cast, in person or by proxy, at the special meeting by the public shareholders (excluding abstentions and broker non-votes) be cast in favor of the merger proposal. Abstentions and proxies relating to "street name" shares that are returned to Hahn but marked by brokers as "not voted" are counted as present for purposes of determining the presence or absence of a quorum unless authority to vote is completely withheld on the proxy. These votes will have the same effect as a vote against the merger proposal for purposes of the statutorily required 66 2/3% approval, but will not have an effect on the public shareholder approval.

     Approval of a motion to adjourn the special meeting in order to solicit additional proxies will require the affirmative vote of a majority of the shares of common stock voting in person or by proxy at the special meeting. The shareholders affiliated with the Glick buy-out group hold in excess of 50% of our outstanding common stock. Accordingly, if such a motion is made at the special meeting, the Glick buy-out group has the voting power to approve the motion and adjourn the meeting to allow additional time to solicit proxies voting in favor of the merger.

OUR BOARD OF DIRECTORS HAS RECOMMENDED A VOTE "FOR" ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

VOTING AND REVOCATION OF PROXIES.

     A proxy card is enclosed for your use in voting by mail. If the enclosed proxy is properly executed and returned prior to the special meeting and not revoked, the shares represented thereby will be voted in accordance with the directions contained therein. If the proxy is signed and returned without choices having been specified, the shares represented thereby will be voted in favor of the merger proposal, or, if made, an adjournment motion. The proxy may be revoked by the person giving it at any time prior to its use by filing with Hahn's Secretary a written revocation, a duly signed later dated proxy or by requesting return of the proxy at the special meeting and voting in person. Attendance at the special meeting alone will not cause your previously granted proxy to be revoked unless you vote in person. For shares held in "street name" this may be accomplished by following the instructions of your broker or nominee who is the record holder of the shares. A proxy may be revoked at any time prior to its exercise at the special meeting.

RIGHTS OF OBJECTING SHAREHOLDERS.

     If you oppose the merger you may vote against it at the special meeting. Even if you vote against the merger, if the requisite shareholder votes are obtained and the merger and merger agreement are so approved, the merger will be completed and your shares of common stock will be converted into the right to receive $3.00 per share of common stock, in cash without interest, as the merger consideration. Because Hahn is incorporated in New York, New York law governs its internal affairs, as well as any rights you may have if you object to the merger. New York, like many states, generally provides a statutory remedy to shareholders who object to a merger. This remedy, commonly called "appraisal rights," entitles shareholders who object to a merger and who follow required procedures to ask a court to determine the fair value of their shares and requires payment of that amount instead of the merger consideration.

     The New York statute establishing appraisal rights provides that appraisal rights are the exclusive remedy available to shareholders who object to a merger, except that those shareholders may challenge a merger if the merger is unlawful or fraudulent. Pursuant to Section 910 of the New York Business Corporation Law, holders of common stock at the close of business on the record date have the right to dissent from the merger and, if the merger and the merger agreement are approved and the merger is consummated, receive payment of the fair value of their common stock by complying with the requirements of Section 623 of the New York Business Corporation Law (the full text of which is set forth as APPENDIX C to this proxy statement).

     Section 623 requires that any shareholder who wishes to exercise such appraisal rights must not vote in favor of the adoption of the merger or the merger agreement, and must file with Hahn, before shareholders vote on the merger or the merger agreement, a written objection including a notice of election to dissent, his name and residence address, the number of shares as to which he or she dissents (shareholders may not dissent as to less than all of their shares) and a demand for payment of the fair value for his or her shares if the merger is effected. Such objection is not required from any shareholder to whom Hahn did not give proper notice of the special meeting. Within 10 days after the vote of shareholders authorizing the merger, Hahn must give written notice of such authorization to each dissenting shareholder who filed written objection or from whom written objection was not required. Any shareholder from whom written objection was not required and who elects to dissent from the merger must file with Hahn, within 20 days after the giving of such notice to him or her, a written notice of such election, stating his or her name and residence address, the number of shares as to which he or she dissents and a demand for payment of the fair value for his or her shares.

     At the time of filing the notice of election to dissent or within one month thereafter, the shareholder must submit the certificates representing his or her shares to Hahn or its transfer agent for notation thereon of the election to dissent, after which such certificates will be returned to the shareholder. Failure to submit the certificates for such notation may result in the loss of appraisal rights. Within 15 days after the expiration of the period within which shareholders may file their notices of election to dissent or within 15 days after consummation of the merger, whichever is later (but not later than 90 days after the shareholders' vote authorizing the merger agreement), Hahn must make a written offer (which if the merger has not been consummated, may be conditioned upon such consummation) to each shareholder who has filed such notice of election to pay for his or her shares at a specified price which Hahn considers to be their fair value. If Hahn fails to make the offer within such 15-day period, or if any dissenting shareholder fails to agree to it within 30 days after it is made, Hahn shall institute a judicial proceeding within 20 days after the expiration of the applicable period to determine the rights of dissenting shareholders and to fix the fair market value of their shares of common stock. If Hahn fails to institute such proceeding, a dissenting shareholder may institute the same. A negative vote on the merger agreement does not constitute a "written objection" required to be filed by a dissenting shareholder.

     The foregoing summary does not purport to be a complete statement of the provisions of Section 623 of the New York Business Corporation Law, and is qualified in its entirety by reference to a copy of Section 623 of the New York Business Corporation Law which is attached as APPENDIX C.

     If you object to the merger and wish to examine your rights further, you should consult your legal counsel at your expense. Neither Hahn, Glick, HAW Acquisition, Futerman nor Chessin nor any other members of the Glick buy-out group has made any provision to reimburse you for any of your legal expenses or for any expenses for any appraisal services you may obtain in separately evaluating the merger. Your right to examine Hahn's corporate records is described in "Where You Can Find More Information."

POSSIBLE ADJOURNMENT OF SPECIAL MEETING AND OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING.

     Under New York law, only the specific matters included in a notice of the meeting and procedural motions regarding the conduct of the meeting may be presented for shareholder approval at a special meeting. In the event Hahn has not obtained a sufficient number of proxies to approve the merger, then Hahn may also ask you to vote upon a motion to adjourn the meeting in order to solicit additional proxies in order to obtain the required vote necessary to approve the merger. If you send your proxy card to us for use at the special meeting and either vote "FOR" this motion or do not specify a choice and do not revoke that proxy by the means indicated above, we will have authority to vote your shares in our discretion with regard to such motion to adjourn.

COSTS OF SOLICITING PROXIES

     Hahn will pay all expenses incurred in connection with solicitation of the enclosed proxy. Hahn's officers, directors and regular employees may solicit proxies by telephone or personal call, but they will receive no additional compensation for doing so. Hahn has requested brokers and nominees who hold stock in their names to furnish this proxy material to their customers and to request authority for the execution of the proxy. Hahn will reimburse these brokers and nominees for their related reasonable out-of-pocket expenses. In addition, Hahn has engaged Mellon Investor Services to solicit proxies. Hahn has agreed to pay Mellon Investor Services, a fee of approximately $6,000, plus out-of-pocket expenses, for its services.

EXCHANGING STOCK CERTIFICATES

     Holders of our common stock should not send in their stock certificates with the proxy cards. If the merger is completed, you will receive written instructions for exchanging your stock certificates for cash.

EFFECTIVE TIME OF THE MERGER

     The merger will be effective when, following both required shareholder approvals of the merger proposal, a certificate of merger is filed with the Secretary of State of the State of New York. Provided that both required shareholder approvals are obtained at the special meeting, we expect to complete the merger and file a certificate of merger as soon as practicable after the special meeting, subject to the satisfaction or waiver of the other terms and conditions included in the merger agreement. See "The Merger
Agreement -- Conditions." Hahn does not intend to resolicit shareholder approval if a material condition under the merger agreement is waived. Any such waiver would be given by Hahn only with the approval of the special committee.

                                SPECIAL FACTORS

BACKGROUND OF THE TRANSACTION

     During the period from July 2000 to September 30, 2000, Eli N. Futerman, Hahn's president and chief executive officer and a director, and Daniel J. Chessin, Hahn's executive vice president and secretary and a director, had several conversations between themselves regarding whether Hahn should continue to operate its business as a public company, but had not reached a conclusion or formed a plan of action or an intent to proceed with a transaction until January 2001.

     In August 2000, Mr. Futerman, as trustee of the Michael Futerman Living Trust, purchased 49,700 shares of Hahn common stock in open market transactions at prices ranging from $2.75 to $3.75 per share. The purchased shares constituted approximately 8% of Hahn's outstanding common stock held by persons other than members of the Glick buy-out group and officers and directors of Hahn. Mr. Futerman considered the purchases attractive based upon the market value of the stock at that time.

     Beginning in September 2000, Futerman and Chessin had conversations with Hahn's other directors about taking Hahn private. These conversations revolved around whether Hahn should consider becoming a private company due to its relatively small size, lack of growth, and the illiquidity of its shares. Futerman and Chessin further discussed with these directors the under-performance of the common stock and the best way to maximize the value of the shareholders' investment. They also discussed the costs associated with being a public company.

     Due to a depressed stock price, by letter dated November 7, 2000, Nasdaq notified Hahn that it failed to meet the $1.00 per share minimum bid requirement for continued listing on Nasdaq and that Hahn had 90 days, or until February 5, 2001, to regain compliance. On November 29, 2000, at our board's regular quarterly meeting, the board considered the Nasdaq delisting issue and discussed its potential effects on Hahn's stock and shareholders. Our board then discussed ways to bring Hahn's stock price in compliance with Nasdaq's minimum per share bid requirements. Our board considered the fact that if, subsequently, Hahn's common stock was delisted, the only practical alternative would be trading on the OTC Bulletin Board and that this would likely result in a more limited trading volume, rendering the holdings of Hahn's shareholders even less liquid. Our board then discussed the mechanics and anticipated effects of a reverse stock split. After a full discussion, our board approved the reverse stock split, subject to shareholder approval, if the price for our common stock did not increase by December 14, 2000, and authorized management to proceed with the reverse stock split and to present the proposal at Hahn's 2001 annual shareholders' meeting.

     In December 2000, after the audit of Hahn's financial statements for Fiscal 2000 had been completed, Futerman and Chessin reviewed Hahn's business operations, financial results and stock prices. At this time

Futerman and Chessin decided to explore with their family members the possibility of Hahn becoming a private company. Among other things, Futerman and Chessin spoke with Sara Futerman about financing a possible going private transaction.

     On January 6, 2001, Futerman and Chessin met with representatives of Manufacturers and Traders Trust Company regarding possible financing in connection with taking Hahn private. There was a general discussion regarding the availability of financing and the structuring of possible transactions which would involve the mortgaging of certain real estate owned by the Futerman family. Following the meeting, Futerman and Chessin decided to proceed with a transaction to take Hahn private.

     On January 16, 2001, Futerman and Chessin submitted a letter to our board of directors expressing their interest in acquiring Hahn in a merger transaction at a valuation of $3.00 per share to public shareholders, for an aggregate purchase price of approximately $1.7 million, following which Hahn would be privately held. The Glick buy-out group determined the consideration to be offered after receiving input from its financial advisor, Bonadio & Co., LLP. The contemplated transaction included as closing conditions:

     - the consent of Hahn's lender, Fleet Capital;

     - receipt of a fairness opinion from a financial advisor to the special committee that the proposed transaction is fair from a financial point of view to public shareholders.

     - approval of the transaction by the special committee, the full board and the holders of 66 2/3% of Hahn's outstanding shares of common stock;

     - receipt of satisfactory financing for the merger consideration; and

     - execution of a definitive merger agreement with Hahn.

     On January 18, 2001, our board of directors convened to consider Futerman's and Chessin's acquisition proposal and to review the Nasdaq delisting situation. In addition to the directors, Futerman's and Chessin's counsel attended the meeting. Futerman and Chessin and their counsel reviewed the acquisition proposal in detail with the directors. Futerman and Chessin also informed the directors that neither they nor the family members which constitute the Glick buy-out group were interested in selling their shares to a third party. Hahn's counsel reviewed with the directors their duties and responsibilities and the steps that needed to be taken for the board to consider and take action with respect to the proposal. Following this discussion, our board established a special committee consisting of independent directors Stephen B. Ashley, William
A. Buckingham, Nathan Lewinger and E. Philip Saunders. Our board delegated to the special committee broad authority to consider any proposal made by the Glick buy-out group and to retain independent legal counsel and financial advisors. Our board formed the special committee primarily because it believed that the exploration by the full board of a possible acquisition of Hahn would present conflicts of interest for Futerman and Chessin as directors of Hahn since, unlike other shareholders, they would have a continuing interest in Hahn following the completion of such a transaction and they would be negotiating against themselves.

     At the January 18, 2001 board meeting, Hahn's counsel also reviewed with the directors the status of the Nasdaq delisting process and the previously approved reverse stock split. In light of further declines in the trading price of Hahn's common stock since the last board meeting, our board increased the reverse stock split ratio to a 1-for-3 reverse split in order to increase the probability of meeting Nasdaq's minimum bid requirement for continued listing.

     Immediately following the January 18, 2001 board meeting, the special committee convened its first meeting and elected William A. Buckingham as the committee's chairman. Hahn's general counsel and outside corporate counsel also attended the meeting. The committee also authorized the chairman to identify and interview candidates to be the committee's independent legal counsel and financial advisor to assist the special committee in its work.

     On January 19, 2001, Hahn issued a press release announcing its receipt of the Glick buy-out group's acquisition proposal and the board's formation of a special committee to consider the proposal. The press release also noted that the special committee had been authorized to retain independent legal and financial advisors.

     Beginning on January 20, 2001, the chairman of the special committee began the process of retaining independent legal and financial advisors. The chairman contacted various legal counsel with experience in representing boards of directors and special committees in merger and acquisition transactions. After considering these firms, the special committee retained as its legal counsel, Underberg & Kessler, LLP, of Rochester, New York. In addition, the chairman contacted and interviewed Empire Valuation Consultants, Inc., a regionally recognized professional services firm that provides business valuations for businesses and securities, mergers, acquisitions and private placement transactions. The chairman interviewed Empire Valuation representatives to determine the qualifications of, and the terms for, that firm to act as the special committee's financial advisor.

     On January 24, 2001, Futerman and Chessin contacted Wells Fargo, N.A. to discuss possible financing for the proposed transaction. The discussions involved the possibility of providing mortgage financing and related due diligence questions.

     On January 31, 2001, the special committee convened to further consider the Glick buy-out group's acquisition proposal. At the meeting, the committee unanimously approved the selection of Underberg & Kessler as counsel to the committee. The committee's counsel then reviewed with the committee members their fiduciary duties in considering the proposal and the scope of the committee's authority in carrying out these duties. The committee chairman then reviewed his discussions with Empire Valuation, including the proposed terms of engagement, and the qualifications of Empire Valuation. After considering the matter, the committee unanimously approved the selection of Empire Valuation, authorized the chairman to engage Empire Valuation for the purpose of evaluating the financial terms of the acquisition proposal and, if requested, to render a fairness opinion concerning the proposed transaction. The committee also established time frames for responding to the Glick buy-out group. The committee further recommended that compensation for the committee members would be the same as for other board committees or $500 per meeting, but that the chairman would receive $1,000 per meeting.

     On February 14, 2001, the special committee chairman signed a retainer letter with Empire Valuation that is dated February 8, 2001. During the next three weeks, Empire Valuation representatives gathered from various public and company sources information regarding Hahn, its products, operations, prospects, customers, competitors and other relevant information. As part of this process, Empire Valuation representatives visited Hahn's headquarters and had several discussions with Albert Van Erp, Vice President -- Finance, and Daniel R. McDonald, Vice President and General Counsel. On March 8, 2001, Empire Valuation completed its analysis and a written summary of its analysis, which it distributed to the special committee and its counsel.

     On February 26, 2001, Hahn contacted its lender, Fleet Capital, requesting its consent to the proposed buyout and its agreement to make an adjustment to Hahn's financial covenants to exclude expenses expected to be incurred in connection with the transaction. Without the consent, the proposed transaction would not have been permitted under Hahn's loan and security agreement.

     On March 14, 2001, the special committee convened with its legal and financial advisors. At that meeting, Empire Valuation presented an overview of its valuation of Hahn and the fairness of the merger consideration. Empire Valuation discussed the various methods it used in valuing Hahn, including the investment value, the market value and the net asset value. Following the presentation, the committee requested that Empire Valuation perform further analysis of the net asset value. The special committee made this request because Empire Valuation had not included in its original determination of net asset values appropriate discounts for the liquidation of Hahn's receivables and inventory and projected settlement of lease and contingent obligations. The committee believed that significant discounts were appropriate based on the experience of certain committee members who served as directors of Hahn when its wholly-owned subsidiary, Autoworks, Inc. liquidated in connection with its Chapter 11 bankruptcy filing in 1997. The committee also believed that these discounts would result in no proceeds to shareholders in a liquidation scenario, but wished to have this belief confirmed by Empire Valuation. Upon review and consideration of all the presented information the special committee was of the view that it should negotiate the best price attainable at or above $3.00 per share and it authorized its chairman to do so.

     Following the March 14th meeting, the special committee chairman and the committee's counsel met with Futerman and Chessin and the Glick buy-out group's counsel to discuss the terms of the transaction. At the meeting, the chairman advised Futerman and Chessin that the special committee would recommend to the board that the merger be approved if the Glick buy-out group increased the offered price to $3.90 per share and eliminated the financing contingency. The special committee chairman also indicated that the special committee was considering a requirement that its recommendation of the merger to the board be conditioned on a requirement that the merger be approved by a majority vote of the public shareholders. Futerman and Chessin indicated that they believed the $3.00 valuation was more than appropriate given the state of the automotive parts industry, the recent steep declines in the financial market place and the impending delisting of Hahn's common stock by Nasdaq. Futerman and Chessin also offered to provide the committee with a preliminary calculation of value by the Glick buy-out group's financial advisors, Bonadio & Co, LLP. This preliminary calculation of value was not a valuation of Hahn performed in accordance with the Uniform Standards of Professional Appraisal Practice and Bonadio & Co., LLP did not express any opinion or conclusion as to the value of Hahn.

     On March 15, 2001, Futerman and Chessin, on behalf of the Glick buy-out group, delivered to the special committee chairman a letter stating that they did not intend to increase the proposed acquisition price, but would accept a condition being included in the merger agreement that the merger would be subject to approval by a majority vote of the public shareholders present and voting at the meeting. In their letter, Futerman and Chessin also stated that if such a vote were required, it would be a condition to the merger that the public shareholders who perfect their appraisal rights hold less than 113,334 shares of common stock. Enclosed with this letter was the preliminary calculation of value by the Glick buy-out group's financial advisor Bonadio & Co., LLP. These calculations, which are not opinions or conclusions as to the value of Hahn, resulted in a range of values for Hahn's common stock from a negative value to $1.92 per share.

     On March 20, 2001, the special committee held a meeting to consider the response of Futerman and Chessin and the Glick buy-out group's refusal to increase the acquisition price of $3.00 per share. At the request of the chairman, Futerman and Chessin and their counsel attended the meeting to address the committee directly. At the meeting, Futerman and Chessin reviewed their valuation of Hahn and the preliminary calculation of value prepared by Bonadio & Co., LLP. After making their presentation, Futerman and Chessin departed the meeting. Empire Valuation delivered its supplemental report concerning Hahn's net asset value. The report indicated that if a 14% liquidation discount is applied to Hahn's receivables and inventory, no proceeds would be available to shareholders from either a going concern or orderly or forced liquidation of Hahn's net assets. The special committee concluded that a discount of 40% to 50% would probably apply and therefore, no further analysis of net asset value was required once it was determined likely that shareholders would receive no proceeds in a liquidation.

     Empire Valuation then reviewed its assessment of the Bonadio & Co., LLP report and stated that it did not agree entirely with the Glick buy-out group's underlying assumptions, including the comparable companies used by Bonadio & Co, LLP, the valuation dates used and the projected financial information as calculated by Bonadio & Co, for the four fiscal years ending September 30, 2005. Empire Valuation objected to the use of projected financial information beyond September 30, 2001 since its was not originated or approved by Hahn's management. Nevertheless, Empire Valuation did concur with its overall conclusion that Hahn's fair market value was reasonably stated at, or below, $3.00 per share. Empire Valuation then reported that it would be prepared to render an opinion that the $3.00 per share acquisition price was fair to the public shareholders from a financial point of view.

     Following a discussion by the committee that included consideration of the factors mentioned under "Special Factors -- Recommendation of the Special Committee" below, the committee resolved unanimously to recommend to our board that it approve and adopt the merger and the merger agreement and declare its advisability and recommend it to Hahn's public shareholders, provided that Futerman and Chessin furnished more detailed information regarding their proposed financing for the transaction. The special committee also resolved to recommend to our board that it approve the merger, subject to the statutory
66 2/3% approval and the public shareholder approval. The special committee requested that Empire Valuation confirm its fairness opinion in writing prior to the execution of a merger agreement. Stephen Ashley was unable to attend the meeting, but subsequently approved the merger and the merger agreement in his capacity as a director and voted in favor of recommending approval of the merger and the merger agreement to Hahn's shareholders, and has confirmed that he would have voted in favor of recommending the merger proposal to our board had he been able to attend the special committee meeting.

     By letter dated March 21, 2001, Fleet Capital provided its consent to the transaction and agreed to the requested financial covenant adjustments, which factor in a $200,000 adjustment for anticipated transaction expenses.

     Futerman and Chessin subsequently prepared and submitted to our board a non-binding letter of intent incorporating the material terms of the proposed merger. On March 26, 2001, our board of directors held a meeting at which the special committee chairman gave a presentation summarizing the special committee's work to date and the terms of the merger that had been negotiated. The special committee's legal counsel also reviewed the terms of the merger and the fiduciary duties of the directors. Empire Valuation then presented its oral opinion that the proposed merger consideration of $3.00 per share in cash for each share of common stock held by the public shareholders was fair to the public shareholders from a financial point of view. The chairman then reported to our board that the special committee had concluded, and so advised and recommended to our board, that the terms of the merger be approved and that our board authorize and recommend its approval to the shareholders. After full discussion and deliberation (including consideration of the special committee's recommendation), our board (i) determined that the terms of the merger were fair to, and in the best interests of, the public shareholders, (ii) approved the non-binding letter of intent, (iii) authorized the special committee's chairman to execute the letter of intent and to negotiate and execute on behalf of Hahn a merger agreement consistent with the terms of the letter of intent, and (iv) resolved that a recommendation would be made to the public shareholders that they vote to adopt the merger and the merger agreement. All directors present other than Futerman and Chessin, both of whom abstained, voted in favor of the resolutions. E. Philip Saunders was unable to attend the meeting, but had recommended that the board of directors approve the merger and the merger agreement in his capacity as a special committee member, and has confirmed that he would have voted in favor of the merger had he been able to attend the meeting.

     Prior to commencement of trading in the common stock on the next business day, on March 27, 2001, Hahn issued a press release announcing our board's approval of the merger and the execution of the letter of intent.

     On March 27, 2001, Hahn's counsel distributed to the special committee, the Glick buy-out group and their respective legal counsel a form of merger agreement consistent with the terms of the letter of intent. Between March 30, 2001 and April 6, 2001, upon the authorization of the special committee, counsel for the special committee, Hahn and the Glick buy-out group negotiated open issues with respect to the non-financial terms of the proposed merger agreement, including who would be the parties to the merger agreement, the nature of the financing condition and expense reimbursement by the Glick buy-out group.

     On April 6, 2001, Empire Valuation issued its written opinion confirming its previously delivered oral opinion as to the fairness of the merger consideration to the public shareholders from a financial point of view. The merger agreement was then executed. Prior to the commencement of trading in the common stock on the next business day, April 9, 2001, Hahn issued a press release announcing that the merger agreement had been executed by the parties.

     On April 27, 2001, Manufacturers and Traders Trust Company issued a written commitment letter to a member of the Glick buy-out group for a commercial mortgage in an amount sufficient to fund the obligations of HAW Acquisition under the merger agreement and to pay related transaction expenses.

     As a result of the reverse stock split and the filing by the Company of its quarterly report on Form 10-Q, Empire Valuation was requested by the special committee to review its prior analysis and to update and reissue its fairness opinion, taking into account the reverse stock split, the Company's financial performance through April 30, 2001, and changes in economic and market conditions, if any. Empire Valuation's updated fairness opinion was issued on May 16, 2001.

     Also on May 16, 2001, Hahn, Glick, HAW Acquisition and Messrs. Futerman and Chessin entered into an amended and restated merger agreement as described in this proxy statement reflecting the impact of the 1-for-3 reverse stock split and clarifying certain issues. The merger agreement was also amended in the following materials ways to change or clarify the following issues: (1) the deadline to complete the merger was extended from July 15, 2001 to September 1, 2001; (2) to substitute Glick as a party in place of PERD Holding Corp.; the Glick buy-out group owned and controlled PERD Holding Corp. but decided to change the name and use a limited liability company as the parent of the purchasing entity in the merger instead of a corporation;
(3) to reflect that the Glick buy-out group had obtained a commitment for financing from Manufacturers and Traders Trust Company and would be attempting to pursue financing with that entity instead of Wells Fargo Bank, N.A.; and (4) to reflect that all members of the Glick buy-out group had entered into the Contribution and Voting Agreement dated May 11, 2001. On July 12, 2001, Hahn, Glick, HAW Acquisition and Messrs. Futerman and Chessin entered into an amendment to the amended and restated merger agreement to extend the deadline to complete the merger from September 1, 2001 to October 15, 2001.

RECOMMENDATION OF SPECIAL COMMITTEE.

     In determining to recommend that our board approve the merger and the merger agreement, the special committee considered a number of factors. The material factors considered by the special committee were:

          (1) The belief of the special committee that the merger was a better alternative for the public shareholders than continuing to operate Hahn as a public company. The special committee also concluded that, based on Hahn's limited trading volume, lack of institutional sponsorship, limited public float (which has been further reduced as a result of the May 10, 2001 1-for-3 reverse stock split), its small market capitalization, and the lack of research attention that it received from market analysts, Hahn's continuing status as a public company would limit the ability of Hahn's shareholders to obtain a fair price in selling their shares in the market.

          (2) The belief of the special committee that the merger would provide shareholders with liquidity for their investment that might not otherwise be available in the public market and would protect shareholders against further decreases in the stock price.

          (3) The fact that the $3.00 per share merger consideration represented a significant premium to recent trading prices of Hahn's common stock. The special committee recognized that the merger consideration was 60% above the $1.875 per share closing price of Hahn common stock, the day before we announced that Futerman and Chessin had submitted their initial acquisition proposal to the board. This $1.875 price was above the $1.13 five year historical low for our common stock, and within the trading range of our common stock of $1.13 to $6.75 per share over the 12 months preceding January 18, 2001. Additionally, in relation to the historical market price the merger consideration was above the closing prices of our common stock from October 5, 2000 to the date of the announcement of the merger proposal. See " Market Prices of Common Stock; Dividends."

          (4) Empire Valuation's opinion that, as of March 20, 2001, the date of the special committee's meeting to consider the merger, the merger consideration was fair, from a financial point of view, to the public shareholders. Empire Valuation confirmed the opinion in writing. The special committee also considered the presentations by Empire Valuation to the special committee regarding:

             - Hahn's investment value, market value and net asset value;

             - Hahn's current financial condition, results of operations and future prospects (both as a public and a private company);

             - the industry in which Hahn operates and the financial, operating and stock price history of Hahn in comparison to certain other distributors of automotive aftermarket replacement parts, all of which are reflected in the report presented by Empire Valuation to the special committee on March 20, 2001.

          (5) The fact that the terms of the merger agreement and the merger consideration are the product of negotiations between Futerman and Chessin and the special committee for which the special committee had retained separate counsel to assist it. Futerman and Chessin made it clear in these discussions that $3.00 per share was the highest price that the Glick buy-out group would be willing to pay for the public shareholders' shares.

          (6) The terms and conditions of the merger, including:

             - the requirement that the merger agreement be adopted by the affirmative vote of a majority of the votes cast at the special meeting by the public shareholders (excluding abstentions and broker non-votes), as well as by 66 2/3% of all outstanding shares of common stock, thereby allowing for an informed vote by the public shareholders on the merits of the transaction without requiring a tender of shares or other potentially coercive transaction structure, and which could possibly require (because Futerman and Chessin own or control the vote of approximately 64% of the outstanding shares) that, for the merger to be approved, holders of up to approximately 82.1% of Hahn's outstanding shares of common stock (if all such shareholders attend or are present by proxy and vote at the special meeting) must vote to approve the transaction;

             - the requirement that the approval of the special committee is required for any action that may be taken by the board pursuant to the merger agreement (including any amendment or termination of the merger agreement or waiver of any of Hahn's rights thereunder);

             - the absence of any termination or "break up" fees payable by Hahn and the fact that Hahn would have no financial obligation to the Glick buy-out group in the event of termination of the merger agreement;

             - the fact that if the merger agreement is terminated and HAW
               Acquisition could not close due to the lack of necessary financing to pay the merger consideration that Glick, HAW Acquisition, Futerman and Chessin must pay Hahn $75,000 as reimbursement for the fees and expenses incurred by Hahn in connection with the merger, provided that, as of the termination, neither the special committee nor our board of directors has withdrawn their recommendation to the shareholders to approve the merger and the merger agreement, the merger and the merger agreement has been approved by Hahn's shareholders, no injunction prohibiting the merger or requiring certain actions has been issued by any court and Hahn is not in material default under the merger agreement; and

             - the fact that the merger agreement may be terminated by the special committee if our board or special committee withdraws or modifies its approval or recommendation of the merger, merger agreement or the transactions contemplated thereby, and determines to pursue a more advantageous transaction.

          (7) The belief of the special committee that there are no developments or events planned or anticipated by Hahn's board of directors or management that can be expected to cause a significant increase in the market trading price of, or interest in our common stock in the foreseeable future, our declining sales over the past three years, the extent to which our cost control program has been implemented to date leaving few expenses left that can be eliminated or decreased, our highly leveraged capital structure, the general softness in the automotive aftermarket replacement parts industry and other factors impacting Hahn's current financial condition, results of operations and future prospects.

          (8) The special committee considered the possibility of seeking, or hiring an investment banking firm to seek, an independent or competing proposal for the purchase of Hahn's common stock. However, because the Glick buy-out group had stated an unwillingness to sell their 64% ownership interest in Hahn to an independent purchaser, the special committee did not pursue this alternative. Thus, the special committee sought instead to obtain a fair price for the common stock owned by the public shareholders by negotiating with Futerman and Chessin for the highest possible cash price for the common stock owned by the public shareholders. The special committee recognized that consummation of the merger will preclude current shareholders of Hahn, other than the Glick buy-out group, from participating in any future growth of the surviving corporation. The special committee also recognized that the Glick buy-out group will have an investment in the equity of the surviving corporation. Nevertheless, the special committee concluded that, in light of its analysis of Hahn, its business and its growth prospects, receiving a premium above the market price of the common stock by public shareholders is preferable to an uncertain future return in light of the historical limited trading market, the lack of any significant market interest in the common stock and the lack of payment of any dividends on the common stock.

     Although there was no intention to liquidate Hahn, the special committee did attempt to determine the approximate net asset value of Hahn on a liquidation basis in light of the $9.17 per share net book value of Hahn at December 31, 2000 (which was the end of Hahn's last fiscal quarter for which such information was calculated prior to the special committee's determination). To assist the special committee in this process, Empire Valuation prepared a report on Hahn's net asset value in a going concern orderly liquidation and a forced liquidation. Based in part on this report and the experience of the committee members with the liquidation of Hahn's wholly-owned subsidiary, Autoworks, Inc., in connection with its Chapter 11 bankruptcy filing in 1997, the special committee concluded that it was likely that a liquidation would yield no proceeds to shareholders.

     During August 2000, Eli Futerman, as trustee of the Michael Futerman Living Trust, purchased 49,700 shares of Hahn common stock on the open market at prices ranging from $2.75 to $3.75 per share. Approximately 60% of these purchases were made at prices above the merger consideration of $3.00 per share. Prior to these purchases being made, these shares constituted approximately 8% of Hahn's issued and outstanding shares of common stock not held by the Glick buy-out group and Hahn's executive officers and directors. The special committee did not give significant weight to these purchases because they were made over four months prior to the date on which the Glick buy-out group first submitted their acquisition proposal, and before Hahn encountered delisting issues with Nasdaq. The Special Committee also did not give significant weight to the purchase of Hahn's common stock made by Eli Futerman in a private transaction in May, 2000 because the transaction did not reflect fair market value as other considerations were involved in the structure and purchase of these shares. See "Information Regarding Glick and HAW Acquisition -- Recent Stock Purchases" (Pages 65-66). The special committee did not consider the general performance of the stock market as it did not believe this was a significant factor in Hahn's trading price, given its small market capitalization, small public float and the thinness of its trading market.

RECOMMENDATION OF OUR BOARD OF DIRECTORS.

     In reaching its determination that the merger and merger consideration are fair to, and in the best interests of the public shareholders, approving the merger and the merger agreement and recommending that the public shareholders adopt the merger agreement, our board considered the special committee's analysis of the factors discussed above and the committee's recommendation and specifically adopted these analyses, conclusions and recommendations.

     In light of the number and variety of factors that the special committee and our board considered in their respective evaluations of the merger, neither the special committee nor the board found it practicable to assign relative weights to the foregoing factors and, accordingly, neither did so.

     Each of the special committee and our board believes that the merger is procedurally fair because, among other things, (i) the special committee consisted of independent directors appointed by our board to represent solely the interests of, and to negotiate on behalf of, the public shareholders, (ii) the special committee retained and was advised by Underberg & Kessler, LLP as the committee's legal counsel, which assisted the special committee in its negotiations, (iii) the special committee retained Empire Valuation to assist it in evaluating the merger consideration and received an opinion from Empire Valuation as to the fairness of the merger consideration to the public shareholders from a financial point of view, (iv) the terms and conditions of the merger agreement, including the merger consideration, resulted from negotiations between the special committee and the Glick buy-out group and their respective independent advisors, and (v) the merger and the merger agreement is subject to approval by the affirmative vote of a majority of the votes cast at the special meeting by the public shareholders (excluding abstentions and broker non-votes), in addition to the statutory requirement that the merger agreement be adopted by two-thirds of the votes of all outstanding shares of common stock.

     EACH MEMBER OF THE SPECIAL COMMITTEE AND OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE PUBLIC SHAREHOLDERS. OUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE "FOR" ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

     Except to the extent a recommendation is made in a person's capacity as a director, no executive officer of Hahn, Glick or HAW Acquisition nor any of Futerman or Chessin or their family members in an individual capacity, has made any recommendation with respect to the approval of the merger and the merger agreement. Messrs. Eli N. Futerman and Daniel J. Chessin have agreed to vote or to cause to be voted all of the shares of common stock which they own or control in favor of the merger and the merger agreement. See "The Merger."

     Hahn, Glick, HAW Acquisition, Futerman and Chessin have been informed by the other directors and executive officers of Hahn, who owned an aggregate of 1,201 shares of common stock on the record date, that they plan to vote their common stock in favor of adoption of the merger and the merger agreement.

GLICK BUY-OUT GROUP'S PURPOSE AND REASONS FOR THE MERGER

     The Glick buy-out group entered into the merger transaction in order to become the sole owners of Hahn. The Glick buy-out group decided to proceed with the going private transaction at this time for the following reasons:

     - Hahn's low stock price made the transaction attractive in terms of the aggregate funds necessary to acquire the public shares;

     - Hahn's declining sales and the weakness in the wholesale autoparts industry generally, coupled with the drop in the stock market, made it unlikely that Hahn's stock could recover value significantly;

     - Hahn's low stock price and trading volume made access to and use of the equity capital markets impracticable, thereby eliminating a significant advantage of being a public company;

     - the high cost of operating as a public company(which are estimated to be approximately $205,000 annually) relative to Hahn's sales; and

     - support of the Futerman family, coupled with availability of financing to the family to finance the transaction, made it feasible.

     The transaction is structured as a merger, in which the equity interest in Hahn of all the public shareholders would be extinguished in exchange for $3.00 in cash per share of common stock. The Glick buy-out group considered a tender offer as an alternative means to accomplish the transaction. A merger enables the transaction to be completed in one step, instead of two steps, as would be required by a tender offer. The Glick buy-out group believed that proceeding with a merger minimized the risk that the contemplated transactions would not be finalized and would reduce transaction costs. Therefore, the Glick buy-out group did not pursue the tender offer alternative.

     Over the past few years, there has been a general softness and decreasing profitability in the automotive replacement parts industry generally. Consistent with this trend, our sales have decreased steadily over the last few years. Although our net profits rose in Fiscal 2000 as compared to Fiscal 1999, this was due in part to a one time gain in the sale of a marketable security and the performance of debt and equity investments of Hahn's wholly-owned subsidiary HFV, Inc., in Autoworks Ltd., and not from what the Glick buy-out group believes to be a trend in the industry's profitability. This general industry softness has been caused by various factors, including improved vehicle performance, longer vehicle warranties, an increase in leased vehicles and increased competition in all segments of distribution. Those factors have also caused an increasing risk in the industry due to the lower demand for automotive replacement parts. As a result of these factors, and our small size and the lack of equity research coverage for our common stock (factors they believe are in large measure beyond our control), it is and will continue to be difficult for us to attract new investor interest and to obtain access to the capital markets, and for our shareholders, including themselves, to get a fair price when selling their shares in the market which is important due to Hahn's highly leveraged capital structure. In addition, trading volume in our common stock has historically been low. For the twelve months immediately preceding January 19, 2001, when we announced that we were in talks with the Glick buy-out group regarding a possible transaction, the trading volume averaged approximately 4,993 shares a day.

     While the Glick buy-out group believes that these factors do and would continue to limit the ability of our shareholders, including themselves, to receive a fair price selling their shares in the market, they also believe that we are a viable company with the opportunity to increase our revenues and net income in the future. The Glick buy-out group believes that as a private company, Hahn can better position itself for long-range strategic planning, without the concern of short-term impact on stock price. They further believe that the merger offers our public shareholders the opportunity to obtain a fair value for their shares, with the offer price of $3.00 per share being 60% above the $1.875 per share closing price of our common stock on January 18, 2001, the day before we initially announced our board's receipt of the acquisition proposal The $1.875 price was above the $1.13 five year historical low trading price of our common stock, and within the trading range of our common stock for the 12 months preceding January 18, 2001, $1.13 to $6.75 per share. However, the Glick buy-out group also recognizes that the merger will deprive our public shareholders of the opportunity to share in any future increase to its revenues or net income.

     The Glick buy-out group owns 1,011,553 shares of common stock. Immediately prior to completion of the merger, Futerman, Chessin and certain other family members intend to contribute their shares to Glick. This represents an indirect investment in Glick by Futerman, Chessin and certain other family members of approximately $3,034,659 (based on the $3.00 per share to be received by the public shareholders in the merger). Certain members of the Glick buy-out group will also contribute approximately $2.0 million in cash to Glick. If the merger and financing are completed, Futerman, Chessin and certain other family members will own 100% of Glick's outstanding equity interest and Glick will own 100% of the surviving corporation's outstanding equity interest. The Glick buy-out group believes that, if Hahn is able to successfully continue its business strategy, then the value of its ownership interest in Hahn will, over time, exceed the amount that they will have invested through completion of the merger.

POSITION OF THE GLICK BUY-OUT GROUP AS TO FAIRNESS OF THE MERGER

     The Glick buy-out group has concluded that the merger, including the merger consideration of $3.00 per share in cash and the terms and conditions of the merger agreement, are fair to the public shareholders. The Glick buy-out group arrived at this conclusion after considering the preliminary mathematical calculations of value determined by their financial advisor, Bonadio & Co., LLP, and analyses and findings of the special committee and the board of directors (described in detail in "Special Factors -- Recommendation of the Special Committee and "-- Recommendation of our Board of Directors") with respect to the fairness of the merger to Hahn's public shareholders. As of the date of this proxy statement, the Glick buy-out group adopted the analyses and findings of the special committee and the board with respect to the fairness of the merger and they believe that the merger is both procedurally and substantively fair to Hahn's public shareholders.

     The Glick buy-out group recognizes that the merger consideration of $3.00 per share in cash is less than Hahn's per share net book value as of the end of the last quarter prior to the submission of their acquisition proposal to our board. The Glick buy-out group, however, believes that Hahn's liquidation value would be much less than its net book value, due to the discounts that would occur in liquidating Hahn's assets (including its receivables and inventory) and the significant lease and contingent obligations that would have to be settled. The discounts applied to determine the liquidation value of Hahn's assets were determined by Glick based on the experience of certain members who served as directors of Hahn at the time that its wholly-owned subsidiary, Autoworks, Inc. liquidated in connection with its Chapter 11 bankruptcy filing in 1997. The Glick buy-out group believes that the liquidation value would not yield any net proceeds to Hahn's shareholders. Based on this liquidation estimate, the Glick buy-out group did not give significant weight to the per share net book value of Hahn in assessing the fairness of the merger consideration.

     The Glick buy-out group believes that Hahn's going concern value ranges from $0 to $1.92 per share based on the preliminary mathematical calculations of value arrived at by its financial advisor. Consequently, the Glick buy-out group believes that the merger consideration of $3.00 in cash does not represent less than Hahn's going concern value. See "Special Factors -- Preliminary Calculation of Value of the Glick Buy-Out Group's Financial Advisor."

     The Glick buy-out group recognizes that, following the merger, the public shareholders will no longer have an equity interest in Hahn and, therefore, will not participate in any potential future earnings and growth of Hahn. This could be detrimental to the public shareholders if Hahn successfully grows. In adopting the analysis and findings of the special committee and the board, the Glick buy-out group noted that its members, as holders of approximately 64% of Hahn's outstanding common stock, had stated their unwillingness to sell their shares to any third party acquirer. The Glick buy-out group also recognizes that, as a result, a purchase offer from a third party is not available to determine the fairness of the transaction. The Glick buy-out group believes, however, that offering the public shareholders the opportunity to select, by majority action of the public shareholders present and voting at the special meeting, whether to approve the transaction ensures the fairness of the transaction to them.

     As members of our board of directors, Futerman and Chessin abstained from voting on approval of the merger agreement and on the recommendation to the shareholders that they vote to approve the agreement.

     The Glick buy-out group believes that the merger is both procedurally and substantively fair to Hahn's public shareholders.

FAIRNESS OPINION OF SPECIAL COMMITTEE'S FINANCIAL ADVISOR

     On March 20, 2001, Empire Valuation delivered its opinion to the special committee to the effect that, as of such date, the merger consideration was fair, from a financial point of view, to the public shareholders. Empire Valuation presented the financial analysis underlying its opinion at meetings of the special committee on March 14, 2001 and March 20, 2001 and presented its report to our board of directors on March 26, 2001. Empire Valuation confirmed its opinion in writing on April 6, 2001, except that the opinion was given as of that date.

     As a result of the reverse stock split and the filing by the Company of its quarterly report on Form 10-Q, Empire Valuation was requested by the special committee to review its prior analysis and to update and reissue its fairness opinion, taking into account the reverse stock split, the Company's financial performance through April 30, 2001, and changes in economic and market conditions, if any. Empire Valuation's updated fairness opinion was issued on May 16, 2001. Empire Valuation did not consider any other additional factors when updating and reissuing its opinion from the ones discussed below.

     The full text of the Empire Valuation updated written opinion, dated May 16, 2001, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this proxy statement as APPENDIX B and is incorporated herein by reference. The summary of the Empire Valuation opinion set forth below is qualified in its entirety by reference to the full text of the Empire Valuation opinion. You are urged to read the Empire Valuation opinion in its entirety. We do not intend to obtain a further updated fairness opinion of Empire Valuation unless a material amendment is made to the financial terms of the merger agreement.

     THE EMPIRE VALUATION OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO THE PUBLIC SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW A SHAREHOLDER SHOULD VOTE AT THE MEETING OR AS TO ANY OTHER ACTION THAT A SHAREHOLDER SHOULD TAKE REGARDING THE PROPOSED MERGER.

     The summary contained herein of the presentation by Empire Valuation relating to its opinion is qualified in its entirety by reference to the full text of the presentations of March 14, 2001 and March 20, 2001, filed as exhibits to the Schedule 13E-3. See "Where You Can find More Information."

     In preparing its opinion, among other things, Empire Valuation:

     - reviewed and analyzed certain publicly available historical, business, financial and operating data for Hahn including, but not limited to, (i) the Annual Report to shareholders and Annual Report on Form 10-K for the fiscal year ended September 30, 2000, (ii) the Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2000, and March 31, 2001, respectively, (iii) Hahn prepared interim financial statements for the period ended April 30, 2001 (which Hahn's management identified as being the most current financial statements available as of the time they were provided), (iv) Hahn's preliminary proxy statement dated January 29, 2001 for Hahn's 2001 annual meeting of shareholders and (v) additional public filings made by Hahn with the SEC since 1996;

     - visited Hahn's corporate headquarters and held discussions with Hahn's Vice-President and General Counsel, Daniel R. McDonald, and Vice-President-Finance, Albert J. Van Erp, to address its business, operations and prospects;

     - reviewed and analyzed certain publicly available information regarding the automotive aftermarket replacement parts industry;

     - reviewed and analyzed certain information relating to Hahn, including a projected balance sheet and statements of income and cash flow data for the 2001 fiscal year (ending September 30, 2001), prepared by the management of Hahn;

     - reviewed and analyzed historical stock market prices and trading volumes for the common stock;

     - reviewed and analyzed publicly available financial, operating and stock market data concerning certain companies engaged in businesses that Empire Valuation deemed comparable to Hahn or otherwise relevant to its inquiry;

     - reviewed the initial Glick buy-out group proposal submitted to our board of directors dated January 16, 2001 and the executed letter of intent dated March 26, 2001 between Hahn and Messrs. Futerman and Chessin on behalf of the Glick buy-out group;

     - reviewed a draft, dated April 6, 2001, of the original merger agreement, including the exhibits thereto; and

     - considered such other information, financial studies and analyses and performed such other analyses, studies and investigations as it deemed relevant.

     Empire Valuation assumed, with the special committee's consent, that the draft of the merger agreement that they reviewed would conform in all material respects to the definitive merger agreement.

     In connection with its review and analysis and in the preparation of its opinion, Empire Valuation relied upon the accuracy and completeness of the financial and other information publicly available or provided to it by Hahn and did not undertake any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Hahn. Further, the Empire Valuation opinion was based on economic, financial and market conditions as they existed on the date the opinion was rendered and can only be evaluated as of such date.

     Neither Hahn nor any member of the Glick buy-out group imposed any limitations upon the scope of the investigation to be performed by Empire Valuation in formulating its opinion.

     The Empire Valuation opinion, including Empire Valuation's presentation of such opinion to the special committee, was one of the many factors that the special committee took into consideration in making its determination to recommend to our board approval of the merger and the merger agreement. See "Special Factors -- Recommendation of the Special Committee" and "-- Recommendation of our Board of Directors." Consequently, Empire Valuation's analyses described below should not be viewed as solely determinative of the opinion of the special committee with respect to the merger consideration.

     In arriving at its opinion, Empire Valuation performed a variety of financial analyses. While the summary set forth below describes all material analyses presented to the special committee at the March 14, 2001 and March 20, 2001 meeting, it does not purport to be a complete description of the analyses performed. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstance. Therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. Empire Valuation believes that its analyses must be considered as a whole and selecting portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. Empire Valuation made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hahn. In particular, Empire Valuation reviewed general assumptions about the United States economy and the wholesale autoparts industry segment in particular to judge the reasonableness of Hahn's 2001 financial projections and the stock prices for Hahn and the comparable companies. In terms of United States economic assumptions, Empire Valuation reviewed projected gross domestic product and housing starts for the next two years. It reviewed the Value Line Investment Survey, dated March 2, 2001, which projected only modest growth in the gross domestic product and housing starts. For the wholesale industry, Empire Valuation used he Automotive Warehouse Distributors Association Aftermarket Intelligence Annual, 2001 edition. The report projected only modest growth in United States aftermarket revenue. Any estimates contained in Empire Valuation's analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the values of businesses and securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

     Empire Valuation arrived at valuation ranges for Hahn by utilizing two principal valuation methodologies: the investment value and the market value. Empire Valuation also considered and placed secondary reliance on Hahn's net asset value. Empire Valuation then reached its fairness conclusion based on the valuation ranges derived from these valuation methodologies. The following is a brief summary of these analyses and the other factors considered by Empire Valuation and reviewed with the special committee and our board in Empire Valuation's oral presentation and Empire Valuation's opinion to the special committee on March 14, 2001 and March 20, 2001 and to our board on March 26, 2001 and subsequently confirmed in writing.

     Investment Value. The investment value, which is sometimes referred to as the income value or earnings value, establishes a range of values of a business based on various methods. One investment value method frequently used estimates the present value of an enterprise's future earnings or cash flow. Another recognized investment value method is to determine the level of current annual benefits (i.e., earnings, cash flow, dividends, etc.), and then capitalize one or more of the benefit types using an appropriate capitalization rate. Yet another method of calculating investment value is a cash flow analysis of the ability of an enterprise to service acquisition debt obligations (at a certain price level) while providing sufficient earnings for reasonable dividends and capital adequacy requirements. In connection with the cash flow analysis, the return on investment that would accrue to a prospective buyer at the transaction value is calculated.

     Due to Hahn's highly leveraged nature, the investment value method which Empire Valuation selected to analyze Hahn was the capitalization of current annual benefits in the form of Hahn's annual debt-free operating cash flow. Under this method, Empire Valuation first calculated Hahn's current earnings capacity based on Hahn's historical operating income for the three fiscal years ended September 30, 2000, and Hahn's projected operating income for the fiscal year ending September 30, 2001 which had been provided to Empire Valuation by Hahn. See "SPECIAL FACTORS -- Hahn Management 2001 Projections." Empire Valuation then calculated Hahn's operating cash flow by adjusting Hahn's current earnings capacity for depreciation and normalized capital expenditures. Empire Valuation then capitalized Hahn's adjusted operating cash flow using a range of capitalization rates based on various changes in the assumptions used to determine Hahn's weighted average cost of capital. From these figures, Empire Valuation deducted Hahn's long-term debt and applied a 30% control premium. Empire Valuation was unable to locate any comparable transaction from which it could derive a control premium. As a result, it used a 30% control premium based on its general experience of control premiums paid in control transactions involving public companies. Empire Valuation then added back the net present value of Hahn's net operating loss tax carry-forwards. Empire applied a reasonable range of capitalization rates from 8.25% to 9.25%. These capitalization rates were based on Hahn's weighted average cost of capital. The weighted average cost of capital represents the cost of capital for Hahn based on the relative proportion of debt and common equity employed in its capital structure. As a result, Empire Valuation derived an implied per share value ranging from $2.40 to $2.97 on a control basis.

     Market Value. Market value is generally defined as the price, established on an "arms-length" basis, at which knowledgeable, unrelated buyers and sellers would agree. The "hypothetical" market value for a corporation is normally determined by comparison of certain financial data of similarly situated publicly traded corporations, adjusting for significant differences in financial performance criteria and for any lack of marketability or liquidity. The market value in connection with the evaluation of control is determined by the sales of comparable companies. In valuing a business enterprise, when sufficient comparable trading data is available, the market value deserves similar emphasis as the investment value, and in the absence of "hidden assets," greater weight than the net asset value since net asset value does not reflect a "going concern" value. However, as described below, Empire Valuation performed a "net asset" valuation at the special committee's request, even though market value and investment value deserved greater weight.

     Under the market approach, Empire Valuation, using publicly available information compared selected financial data of Hahn with similar data of selected publicly-traded companies. For this purpose, Empire Valuation selected companies that are engaged in the sale of automotive replacement parts in the wholesale, jobber and, in some cases, retail markets. Empire Valuation excluded companies that are more heavily dependent on retail, as opposed to the wholesale business. Also as selection criteria, Empire Valuation selected companies that had a positive financial results for at least the three years prior to its analysis, or ones for which its primary products, services and sales were not tied to a specific niche or single customer. From these criteria, Empire Valuation selected Genuine Parts Company, Keystone Automotive Industries, Inc., O'Reilly Automotive, Inc., R&B Inc. and Clarcor Inc. Hahn is smaller than those companies and four of these companies are the largest or leading company in its business.

     Empire Valuation compared the following financial statistics for the comparable companies to those for Hahn:

     - historical revenue growth over the trailing four years ended between September 30, 2000 and December 30, 2000;

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
9.7%                            39.1%                   -2.4%

     - historical earnings before interest, taxes, depreciation and amortization ("EBITDA") growth over the same four years;

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
7.7%                            36.7%                    -11%

     - historical earnings before interest and taxes ("EBIT") growth over the same four years;

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
6.4%                            35.1%                   14.06%

     - historical net income growth for the same four year period;

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
3.06%                           33.1%                   29.8%

     - total latest twelve months revenue as of the latest reported quarter prior to March 7, 2001;

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
$372.5 million             $7,981.7 million         $125.6 million

     - equity market capitalization as of March 7, 2001;

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
$19.8 million              $4,702.5 million          $3.6 million

     - EBITDA margins as of the fiscal year ended closest to September 30, 2000;

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
9.6%                            15.5%                    5.3%

     - Gross margins for the same fiscal year; and

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
30.1%                           43.1%                   38.6%

     - total debt to total book capitalization as of the latest reported quarter ended prior to March 7, 2001.

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
0.3x                             3.4x                    7.2x

     Empire Valuation's analysis also showed that Hahn's liquidity ratios and profitability were at or below those of the comparable companies, and that its operating cycle (days receivable and days inventory) were significantly longer than those of the comparable companies.

     Empire Valuation used three liquidity ratios to measure us against the comparable companies. The following table lists the median current ratio for the fiscal years ended closest to September 30, 1996 through 2000 for the comparable companies to the current ratio for Hahn. The current ratio indicates a company's current assets over current liabilities:

                                 CURRENT RATIO

                               1996       1997       1998       1999       2000
                               -----      -----      -----      -----      -----
Median.......................   3.6        3.3        3.7        3.2        3.2
Hahn.........................   4.1        2.7        3.1        3.2        3.1

     The following table lists the quick ratio of the comparable companies for the fiscal years ended closest to September 30, 1996 through 2000 as compared to the quick ratio for Hahn over that time period. The quick ratio measures the cash on hand and receivables as compared to the current liabilities of a company. It provides a more conservative view of a creditor's protection as compared to the current ratio.

                                  QUICK RATIO

                               1996       1997       1998       1999       2000
                               -----      -----      -----      -----      -----
Median.......................   1.6        1.1        1.6        1.6        1.1
Hahn.........................   0.8        0.7        0.8        0.8        0.7

     The following table lists the median times interest earned for the comparable companies for the fiscal years ended closest to September 30, 1996 through 2000 as compared to Hahn for the same period. Times interest earned measures the ability of a company to cover interest payment by dividing income before taxes plus nonrecurring expenses and interest by interest expense:

                             TIMES INTEREST EARNED

                               1996       1997       1998       1999       2000
                               -----      -----      -----      -----      -----
Median.......................  11.7       11.9       43.9       22.8       15.8
Hahn.........................   2.0        1.5        1.4        1.1        1.3

     Empire Valuation also measured the profitability of Hahn relative to the comparable companies and used four profitability ratios to do so. The following table lists the median EBITDA total return on tangible invested capital ratio for the comparable companies for the fiscal years ended closest to September 30, 1996 through 2000 as compared to Hahn for the same period. The EBITDA total return on tangible invested capital ratio is determined by dividing EBITDA plus non-recurring expenses by the net book value of total tangible invested capital.

                EBITDA TOTAL RETURN ON TANGIBLE INVESTED CAPITAL

                               1996       1997       1998       1999       2000
                               -----      -----      -----      -----      -----
Median.......................  30.8       29.2       29.5       26.9       22.8
Hahn.........................  13.2       18.7       13.0       10.7       12.9

     The following table lists the median EBITDA total return on assets ratio for the comparable companies for the fiscal years ended closest to September 30, 1996 through 2000 as compared to Hahn for the same period. The EBITDA total return on assets ratio is measured by dividing EBITDA plus nonrecurring expenses by the book value of the company's total assets.

                         EBITDA TOTAL RETURN ON ASSETS

                               1996       1997       1998       1999       2000
                               -----      -----      -----      -----      -----
Median.......................  21.8       20.8       20.4       18.2       15.6
Hahn.........................  10.6       11.0        8.5        6.9        8.2

     The following table lists the median EBITDA margin ratio for the comparable companies for the fiscal years ended closest to September 30, 1996 through 2000 as compared to Hahn for the same period. The EBITDA margin ratio is determined by dividing EBITDA and nonrecurring expenses by net sales of the company.

                                 EBITDA MARGIN

                               1996       1997       1998       1999       2000
                               -----      -----      -----      -----      -----
Median.......................  12.5       12.0       12.4       11.4        9.6
Hahn.........................   7.8        6.3        5.2        4.4        5.3

     The following table lists the median gross margin ratios for the comparable companies for the fiscal years ending closest to September 30, 1996 through 2000 as compared to Hahn for the same period. The gross margin ratio is determined by dividing gross profit by net sales of the company.

                                  GROSS MARGIN

                               1996       1997       1998       1999       2000
                               -----      -----      -----      -----      -----
Median.......................  38.8       38.1       39.2       39.5       31.7
Hahn.........................  37.5       38.6       37.7       37.3       38.6

     Empire Valuation also measured the efficiency ratios of the comparable companies in relation to Hahn and used the following efficiency ratios: days receivable; days inventory; and operating cycle.

     The following table lists the median days' receivable ratio for the comparable companies for the fiscal years ended closest to September 30, 1996 through 2000 for the same period. Days' receivable indicates the number of days to collect receivables.

                                DAYS' RECEIVABLE

                               1996       1997       1998       1999       2000
                               -----      -----      -----      -----      -----
Median.......................  39.2       39.7       41.7       50.1       46.0
Hahn.........................  45.0       43.6       42.6       49.0       46.7

     The following table lists the median days' inventory for the comparable companies for the fiscal years ended closest to September 30, 1996 through 2000 as compared to Hahn for the same period. The days' inventory ratio indicates the number of days to convert inventory into sales.

                                DAYS' INVENTORY

                               1996       1997       1998       1999       2000
                               -----      -----      -----      -----      -----
Median.......................  124.4      125.4      133.6      142.2      138.1
Hahn.........................  191.9      192.8      207.2      210.9      232.9

     The following table lists the median operating cycle ratios for the comparable companies for the fiscal years ended closest to September 30, 1996 through 2000 as compared to Hahn for the same period. The operating cycle ratio indicates the length of time to convert inventory into cash.

                                OPERATING CYCLE

                               1996       1997       1998       1999       2000
                               -----      -----      -----      -----      -----
Median.......................  163.7      163.9      168.9      192.2      180.7
Hahn.........................  236.9      236.4      249.8      259.9      279.6

     Based on this analysis, Empire Valuation concluded that:

     - Hahn's historical growth of revenue and earnings is below that of the comparable companies;

     - Hahn is more highly leveraged than the comparable companies;

     - Hahn's liquidity ratios, efficiency ratio and operating cycles compared unfavorably to those of the comparable companies; and

     - Hahn's gross profit was in line with the comparable companies, however, its operating and net margins were significantly below that of comparable companies.

     Empire Valuation analyzed Hahn's historical stock trading price prior to, and after the announcement of the merger proposal. Empire Valuation compared these stock prices and total invested capital (which includes Hahn's funded debt and market priced equity) relative to Hahn's revenue, EBIT, EBITDA, book value, net income and operating cash flow. Empire Valuation compared the following pricing multiples for the trailing 12 months closest to December 31, 2000 for the comparable companies to those for Hahn:

     - the stock price-to-earnings ratio;

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
5.20x                           13.75x                  4.59x

     - the stock price-to-operating cash flows;

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
1.70x                           8.84x                   1.09x

     - the price-to-book value ratio;

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
 .50x                            4.42x                    20x

     Empire Valuation also compared the debt-free multiples for the trailing 12 months closest to December 31, 2000 for the comparable companies to those for
Hahn:

     - the total invested capital-to-revenue ratio;

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
 .37x                            1.29x                    39x

     - the total invested capital-to-EBIT ratio;

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
7.93x                           13.60x                  9.85x

     - the total invested capital-to-EBITDA ratio; and

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
5.05x                           9.72x                   7.24x

     - the total invested capital-to-book value ratio.

             COMPARABLE COMPANIES
----------------------------------------------
         LOW                     HIGH                    HAHN
         ---                     ----                    ----
 .82x                            2.67x                    89x

     From this analysis, Empire Valuation concluded that prior to the merger proposal announcement, Hahn's stock price was reasonably priced relative to the comparable companies. Based on this, Empire Valuation determined that a reasonable control price for Hahn's common stock was in the range of $2.25 to $2.43 per share.

     Empire Valuation searched for, but did not identify any merger, acquisition or other comparable transactions during the last three years which Empire Valuation deemed to be sufficiently meaningful for purposes of analyzing the fairness of the merger consideration. For this reason, Empire Valuation did not employ this analysis in its evaluation of Hahn.

     None of the comparable companies used in the above analysis for comparative purposes is, of course, identical to Hahn. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of each of the comparable companies and other factors that could affect the public trading value of the comparable companies as well as the proposed merger consideration for Hahn.

     Net Asset Value. Net asset value is the value of the net equity of an entity, including every kind of property and value. To establish net asset value, Empire Valuation used Hahn's December 31, 2000 balance sheet to which it then made adjustments, as appropriate or necessary, to reflect the estimated market value of Hahn's assets in a forced and orderly liquidation and probable actual liabilities as opposed to their current (historical) book value. This involved an adjustment to net book value by eliminating capitalized leases, capitalized financing closing costs, leasehold improvements, goodwill and deferred taxes and a reduction in the amounts recorded for computer equipment, furniture and fixtures, vehicles and certain equity investments in related operating companies (including iAutoparts and CC of Rochester). In addition, the net book value is adjusted for the amount estimated to satisfy contingent liabilities. These liabilities included operating leases and residual liabilities from Hahn's wholly-owned subsidiary, Autoworks, Inc. which filed for protection under Chapter 11 of the Bankruptcy Code in 1997. A mathematical computation was then done to determine what discount rate would apply to the accounts and the inventory in an orderly or forced liquidation to reduce the net asset value to the offer price. By employing this analysis, Empire Valuation determined that Hahn's net asset value would be less than zero if 14% discount was applied to Hahn's accounts receivable and inventory (on a first-in, first-out basis). The special committee believed, based upon its experience in the Autoworks liquidation in 1997, that inventory would be discounted 40% to 50%. Based on the special committee's belief that Hahn's inventory would be discounted in a range of

40% to 50% in an orderly liquidation, it was determined that Hahn's net asset value was reasonably expected to fall significantly below the cash merger consideration of $3.00 per share.

     Delaware Block Approach. Empire Valuation used the "Delaware Block" approach to determine the fair value of Hahn's shares. Under the Delaware Block approach, the three factors described above, (1) the income value, (2) the asset value (and its corollary, liquidation value) and (3) the market value of the stock, were each taken into account through weighting to determine a fair value. This approach yielded the following fair market values applying different weighting and values for the three factors based on different assumptions used to arrive at these values:

High end......................  $3.51 to $4.74
Mid point.....................  $2.82 to $3.12
Low end.......................  $2.10 to $2.37

     Conclusion. It is Empire Valuation's opinion that the proposed cash merger consideration of $3.00 per share is fair from a financial perspective to the public shareholders. In arriving at its opinion, Empire Valuation, based on its experience and judgment as an independent appraiser, subjectively weighed the values arrived at using the market value, investment value and net asset value appraisal methods previously summarized, and concluded that each analysis independently supports Empire Valuation's ultimate opinion regarding the fairness of the transaction. There were no specific factors considered by Empire Valuation which did not support its fairness opinion.

     The special committee engaged Empire Valuation to be its exclusive financial advisor in connection with the Glick buy-out group's merger proposal and to provide a fairness opinion because Empire Valuation is a recognized regional firm engaged in the valuation of businesses and their securities in connection with merger and acquisition transactions. Pursuant to an engagement letter dated February 8, 2001 between Hahn and Empire Valuation, Hahn paid Empire Valuation a retainer of $5,000 on February 20, 2001 and agreed to pay an additional fee of $20,000 for the valuation analysis and the delivery of its fairness opinion. No portion of Empire Valuation's fee was contingent upon the successful completion of the merger. In addition, the February 8, 2001 engagement letter with Empire Valuation provides that Hahn will reimburse Empire Valuation for its out-of-pocket expenses and will indemnify Empire Valuation and certain related persons against certain liabilities, including liabilities under securities laws, arising out of the merger or its engagement. Empire Valuation has no material prior relationship with Hahn or its affiliates.

HAHN MANAGEMENT 2001 PROJECTIONS

     As discussed above, Hahn prepared projections in August, 2000 with respect to its financial performance over a one-year period ending September 30, 2001, which projections were provided to Empire Valuation. The following is a summary of the projections:

                                                              MANAGEMENT PROJECTIONS
                                                              FOR FISCAL YEAR ENDING
                                                                SEPTEMBER 30, 2001
                                                              ----------------------
                                                                  (IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...................................................         $126,229
Cost of products sold.......................................           77,155
                                                                     --------
Gross profit................................................           49,073

Selling, general and administrative expense.................           42,310
Depreciation and amortization expense.......................            1,722
Income from operations......................................            5,041
Interest expense............................................            4,300
Service Charge Income.......................................              343
                                                                     --------
Income before provision for income taxes....................            1,084
Provision for income taxes..................................              423
                                                                     --------
Income from continuing operations...........................         $    661

CASH FLOW DATA:
Net cash provided be operating activities...................         $  3,193
Net cash used in investing activities.......................            (1023)
Net cash used in financing activities.......................           (2,169)
Net increase(decrease) in cash..............................                0

BALANCE SHEET DATA:
Working capital.............................................         $ 47,495
Total assets................................................           74,995
Long-term obligations.......................................           41,714
Shareholders' equity........................................           14,658

     Hahn does not as a matter of course make public forecasts or projections as to future performance (including as to revenues, earnings, other income statement items and cash flows) or financial position. Hahn's projections are included in this proxy statement solely because they were provided to Empire Valuation for purposes of performing its work for the special committee and rendering a fairness opinion. Hahn's projections were prepared by Hahn's executive officers.

     Hahn's projections reflect its then current view of Hahn's future prospects in light of present and expected future business trends. Hahn's projections were based upon numerous estimates and assumptions that are inherently subject to significant uncertainties, are difficult to predict and, in many cases, are influenced by factors beyond Hahn's control. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than those predicted. See
"Summary -- Forward-Looking Information."

     While Hahn's projections were prepared in good faith by Hahn's executive officers, no assurance can be made regarding future events. Therefore, Hahn's projections cannot be considered a reliable prediction of future operating results and should not be relied on as such. Additionally, Hahn's projections were prepared at the times indicated above and do not reflect any subsequent results or any changes that have occurred or may occur in the future regarding the business, assets, operations, properties, management, capitalization, corporate structure or policies of Hahn, general economic or business conditions, or any other transaction or event that has occurred since the respective dates of preparation, or that may occur, and were not anticipated at the time such information was prepared. Hahn's projections were not prepared to comply with the published guidelines of either the SEC regarding projections or forecasts or the American Institute of Certified Public Accountants' Guide for Prospective Financial Statements, nor in accordance with generally accepted accounting principles. Hahn's independent auditors have not examined, compiled or performed any procedures regarding management's projections, nor have they expressed any opinion or given any assurance on such information or its achievability and, accordingly, they assume no responsibility for management's projections. Neither Hahn nor the Glick buy-out group intend to update or supplement management's projections prior to the special meeting. Shareholders are cautioned not to place undue reliance on management's projections.

PRELIMINARY CALCULATION OF VALUE BY THE GLICK BUY-OUT GROUP'S FINANCIAL ADVISOR

     Futerman and Chessin engaged Bonadio & Co. LLP to act as their financial advisor with respect to the merger transaction. Bonadio & Co., LLP is a Rochester, New York, based accounting firm which provides valuation services for businesses for merger and acquisition transactions. Before engaging them, Futerman and Chessin interviewed Bonadio & Co., LLP's representatives to determine the qualifications of and terms for, that firm to act as their financial advisor. Thereafter, based on the firm's experience in providing valuation services for businesses for merger and acquisition transactions, including specifically its experience in going private transactions, Futerman and Chessin determined to retain Bonadio & Co., LLP as the Glick buy-out group's financial advisor for a possible going private transaction.

     As part of its engagement, Futerman and Chessin asked Bonadio & Co., LLP to perform preliminary mathematical calculations of value of Hahn based on assumptions and financial information provided by Futerman and Chessin to assist them in determining an amount to bid for Hahn's public shares and to assess the level of financing necessary to complete the merger at a fair price. Bonadio & Co., LLP did not perform a valuation of Hahn in accordance with Uniform Standards of Professional Appraisal Practice and, accordingly, does not express any opinion or conclusion as to the value of Hahn or the fairness of the proposed transaction, from a financial point of view, to the public shareholders. In addition, during the course of negotiations with the special committee, Bonadio & Co., assisted the Glick buy-out group in its determination of the amount it would offer.

     On January 16, 2001, Bonadio & Co., LLP presented a preliminary calculation of value of Hahn to Futerman and Chessin. Bonadio & Co., LLP's preliminary calculation of value consisted of 13 pages of calculations and an oral explanation by Bonadio & Co., LLP of its procedures. Bonadio & Co., LLP's preliminary calculations of value were based upon information provided to it by Futerman and Chessin, including historical Fiscal 2000 financial information for Hahn, Hahn's 2001 operating budget and names of other publicly traded companies operating in Hahn's industry. The comparable companies were chosen because they engage in the wholesale distribution of automotive replacement parts either as their sole business or as a part of a larger business group. Futerman and Chessin discussed with Bonadio & Co., LLP their personal belief as to the range of appropriate assumptions for the growth of Hahn's sales and expense amounts for Fiscal 2002 through 2005 and estimated weighted average cost of capital for Hahn. Based on this information, Bonadio & Co., LLP prepared projections for Fiscal 2002 through 2005. These projections were not approved by Hahn management or the Hahn board of directors or subjected to the review and scrutiny to which Hahn subjects its annual operating budget. Bonadio & Co., LLP did not audit, review, examine or compile, and Bonadio & Co., LLP expresses no opinion or other form of assurance on this historical or projected information.

     These projections of Bonadio & Co., LLP were based upon a number of assumptions provided to Bonadio & Co., LLP by Messrs. Futerman and Chessin, including the following material assumptions:

     - Revenue of $126.2 million for Fiscal 2001 with Annual revenue increases of 1.75%;

     - Annual gross margin increases of .25%;

     - Annual salary and wage increases at a rate of 1.65%;

     - Annual increases of operating expenses at a rate of 2.5%;

     - Rent increases at 0.5% annually as expired leases are renewed;

     - No deferred tax adjustment being available in Fiscal 2003 through 2005;
       and

     - Future depreciation and amortization based on the remaining useful lives of existing assets and $500,000 of additional capital expenditures per year.

     These assumptions compared to the selected historical results for Hahn as follows: Hahn's sales decreased by 4.1% in 2000, 1.9% in 1999 and 6.1% in 1998. Gross margin increased by 1.2% in 2000 and decreased by .6% in 1999 and .9% in 1998. Operating expenses, excluding depreciation and amortization, decreased by 2.1% in 2000, 1.2% in 1999 and 5.7% in 1998. Working capital increased by $1,363,000 in 2000, $1,897,000 in 1999 and $649,000 in 1998.

                               BONADIO & CO., LLP

                PROJECTED STATEMENTS OF OPERATIONS AND CASH FLOW
                   FOR THE FISCAL YEARS ENDING SEPTEMBER 30,

                                   2001            2002            2003            2004            2005
                               ------------    ------------    ------------    ------------    ------------
Net Sales....................  $126,217,000    $128,426,000    $130,673,000    $132,960,000    $135,287,000
Cost of Goods Sold...........   (77,119,000)    (78,147,000)    (79,188,000)    (80,241,000)    (81,307,000)
                               ------------    ------------    ------------    ------------    ------------
  Gross Profit...............    49,098,000      50,279,000      51,485,000      52,719,000      53,980,000
                               ------------    ------------    ------------    ------------    ------------
SELLING, GENERAL &
ADMIN:.......................    44,033,000      44,757,000      45,521,000      46,301,000      47,098,000
                               ------------    ------------    ------------    ------------    ------------
Income from Operations.......     5,065,000       5,522,000       5,964,000       6,418,000       6,882,000
Service Charge & Other
  Income.....................       342,000         342,000         342,000         342,000         342,000
                               ------------    ------------    ------------    ------------    ------------
Earnings before taxes and
  interest...................     5,407,000       5,864,000       6,306,000       6,760,000       7,224,000
                               ------------    ------------    ------------    ------------    ------------
Income taxes.................    (2,109,000)     (2,287,000)     (2,459,000)     (2,636,000)     (2,817,000)
                               ------------    ------------    ------------    ------------    ------------
Net income...................     3,298,000       3,577,000       3,847,000       4,124,000       4,407,000
Adjustments to reconcile net
  income to net cash flow:
Depreciation.................     1,722,000       1,700,000       1,700,000       1,700,000       1,700,000
Purchases of property &
  equipment..................      (500,000)       (500,000)       (500,000)       (500,000)       (500,000)
Change in deferred taxes.....     2,109,000         293,000              --              --              --
Self-insurance deposit.......       (65,000)        (65,000)        (65,000)        (65,000)        (65,000)
Change in working capital....     1,103,000        (831,000)       (845,000)       (861,000)       (876,000)
                               ------------    ------------    ------------    ------------    ------------
Net cash flow................  $  7,667,000    $  4,174,000    $  4,137,000    $  4,398,000    $  4,666,000
                               ============    ============    ============    ============    ============

                               BONADIO & CO., LLP

                            PROJECTED BALANCE SHEETS
              FOR THE FIVE FISCAL YEARS SUBSEQUENT TO TRANSACTION,
                              ENDING SEPTEMBER 30,

                                     2001            2002            2003            2004            2005
                                 ------------    ------------    ------------    ------------    ------------
Working Capital................    41,898,000      42,797,000      43,574,000      44,435,000      45,311,000
                                 ------------    ------------    ------------    ------------    ------------
Other net assets...............    11,312,000       9,884,000       8,749,000       7,614,000       6,479,000
                                 ------------    ------------    ------------    ------------    ------------
Less interest bearing debt.....   (43,120,000)    (43,120,000)    (43,120,000)    (43,120,000)    (43,120,000)
                                 ------------    ------------    ------------    ------------    ------------
Stockholders' Equity...........  $ 10,090,000    $  9,493,000    $  9,203,000    $  8,929,000    $  8,670,000
                                 ============    ============    ============    ============    ============

     Using this information, Bonadio & Co., LLP made preliminary calculations of the value of Hahn using generally accepted valuation calculation methods and techniques.

     Bonadio & Co., LLP calculated a range of value for Hahn using a market approach and an income approach based on EBITDA. Market multiples were calculated using financial information of Rankin Automotive Group, Inc, The Coast Distribution System, Inc., Discount Autoparts, Inc. and O'Reilly Automotive Group, Inc. These companies were chosen because they engage in businesses similar or related to the business engaged in by Hahn, to one extent or another. Except for Rankin Automotive Group, Inc. and The Coast Distribution Systems, Inc. each of these comparable companies have significantly larger market capitalizations than Hahn.

     Using the latest 12 months financial data, Bonadio & Co., LLP calculated a multiple for market value of total invested capital to EBITDA of 6.71 for these companies. Bonadio & Co. LLP then applied this multiple to Hahn's Fiscal 2000 EBITDA (adjusted for extraordinary items) and deducted the market value of Hahn's interest-bearing debt. For the income method, Bonadio & Co., LLP performed a discounted cash flow analysis for the five fiscal years ended September 30, 2005 using a weighted average cost of capital of 14.4% and a terminal value of $21.5 million. Terminal value was determined using the terminal year (2005) projected cash flow, a projected 5% future cash flow growth rate and the weighted average cost of capital of 14.4%. The weighted average cost of capital was derived based upon industry capitalization guidelines and current rates of return of 60% equity at a cost of 20%, and 40% debt at a cost of 6%. Bonadio & Co., LLP then added to the resulting amount the book value of liquid non-operating assets and deducted the market value of Hahn's interest-bearing debt. These methods indicated an equity valuation per share for Hahn ranging from a negative value of ($1.74) per share to $1.92 per share.

     You may review and copy Bonadio & Co., LLP's preliminary calculation of value during regular business hours at Hahn's headquarters located at 415 West Main Street, Rochester, New York. The preliminary calculation of value was also filed as an exhibit to the Schedule 13E-3 filed by Hahn, Glick, HAW Acquisition, Futerman and Chessin. In addition, we will provide you with a copy of the preliminary calculation of value at no cost to you. See "Where You Can Find More Information."

PLANS FOR HAHN AFTER THE MERGER

     Neither Hahn nor the Glick buy-out group have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Hahn or any of its subsidiaries, a sale or transfer of a material amount of assets of Hahn or any of its subsidiaries or, except as indicated elsewhere in this proxy statement, see "Interests Of The Glick Buy-Out Group and Hahn's Executive Officers and Directors In The Merger and Hahn -- Directors And Officers Of The Surviving Corporation, and "Effects Of The Merger," any material change in Hahn's capitalization, corporate structure or business or the composition of the executive officers following the consummation of the merger. However, Futerman and Chessin intend, from time to time, to evaluate and review Hahn's businesses, operations, properties, management and other personnel, corporate structure and capitalization, and to make such changes as are deemed appropriate. Futerman and Chessin also intend to continue to look for opportunities to expand Hahn's business following the merger. In that regard, Futerman and Chessin may review proposals or may propose the acquisition or disposition of assets or other changes in Hahn's business, corporate structure, capitalization, management or dividend policy which they consider to be in the best interests of Hahn and its then shareholders.

CONDUCT OF THE BUSINESS OF HAHN IF THE MERGER IS NOT CONSUMMATED

     Our board has made no determination as to the direction of Hahn should the merger not be consummated. Our board currently expects that Hahn's present management will continue to operate Hahn's business substantially as presently operated. However, even if the merger is not consummated, management and the board intend, from time to time, to evaluate and review Hahn's businesses, operations, properties, management and other personnel, corporate structure, dividend policy and capitalization, and make such changes as are deemed appropriate and to continue to explore opportunities to expand Hahn's business.

     INTERESTS OF THE GLICK BUY-OUT GROUP AND HAHN'S EXECUTIVE OFFICERS AND DIRECTORS IN THE MERGER AND HAHN; ACTUAL OR POTENTIAL CONFLICTS OF INTEREST

     In considering the recommendation of the special committee and of our board, you should be aware that Futerman, Chessin and certain other family members who are members of the Glick buy-out group, and certain executive officers and directors of Hahn have certain relationships or interests in the merger and Hahn that are different from the interests of public shareholders and that may present actual or potential conflicts of interest. These conflicts of interest are discussed and/or referenced below. The special committee and our board were aware of these potential and actual conflicts of interest and considered them in evaluating the proposed merger.

MERGER CONSIDERATION AND STOCK OPTIONS.

     As of the record date, Futerman, Chessin and certain other family members owned 64% of Hahn's outstanding common stock. Glick, Futerman, Chessin and certain other family members have entered into a Contribution and Voting Agreement dated May 11, 2001 which requires them, prior to the merger, to contribute each of their shares of Hahn common stock to Glick for non-voting membership interests in Glick in proportion to the shares they contribute. In the merger, the contributed shares then held by Glick will be cancelled for no consideration and the shares of HAW Acquisition owned by Glick will be converted into new shares of Hahn's common stock. Following the merger, Glick will own all of the outstanding common stock of Hahn, as the surviving corporation.

     As of the record date, directors and executive officers of Hahn and members of their immediate families, other than Futerman and Chessin, owned an aggregate of 1,201 shares of Hahn common stock for each of which shares, they, as public shareholders, will be entitled to receive the merger consideration of $3.00 per share in cash. Accordingly, as a group, upon consummation of the merger, these persons will receive $3,603 in the form of merger consideration for their shares of common stock.

     At the effective time of the merger, each outstanding option to purchase shares of our common stock held by our directors and executive officers, including Futerman and Chessin will terminate and each option holder will be entitled to receive the merger consideration for each share of common stock subject to the option less the exercise price of the option. Because, however, each of the outstanding options has an exercise price per share in excess of $3.00, each option will be terminated without any payment. See "The Merger Agreement -- Treatment of Options" and "Information Regarding Hahn -- Stock Ownership."

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION.

     Under the terms of the merger agreement, upon consummation of the merger, the current executive officers of Hahn will remain as the initial executive officers of the surviving corporation. The merger agreement further provides that the directors of HAW Acquisition will be the initial directors of the surviving corporation. The initial directors of HAW Acquisition will be Futerman and Chessin.

COMPENSATION OF DIRECTORS.

     Non-employee directors currently receive $1,000 for each meeting of the board attended and $500 for each meeting attended of a committee of the board on which they serve, except that the chairman of the special committee received additional compensation for service on that committee as described below. Members of our board also are reimbursed for reasonable travel expenses incurred in attending board and committee meetings. The regular compensation of employee directors of Hahn covers compensation for services as a director.

     The non-employee directors earned the following cash compensation (exclusive of travel reimbursements) from Hahn for services as members of our board (other than for service on the special committee) during Fiscal 2000:

Stephen B. Ashley...........................................    $5,500
William A. Buckingham.......................................    $6,500
Gordon E. Forth.............................................    $3,500
Nathan Lewinger.............................................    $5,000
E. Philip Saunders..........................................    $5,500

     Hahn's 1993 Non-Employee Director stock option plan, as amended provided for the automatic grant of an option to purchase 1,000 shares of common stock to each non-employee director immediately after election to our board of directors and 334 shares for each director in office immediately after each annual meeting of shareholders. Each option has a ten year term, is subject to early termination in certain instances, and is exercisable commencing one year following the date of grant at an exercise price equal to 100% of the fair market value of the common stock on the date of grant. The 1993 Non-Employee Director Stock Option Plan expired in December 1998; however, the plan remains in effect for the purpose of determining the rights of the holders of outstanding and unexpired options previously issued under the plan. In addition, on March 15, 2000, the board of directors approved a grant to each non-employee director of stock options for the purchase of 1,667 shares of common stock each at an exercise price of $3.84 per share. This grant was approved at Hahn's 2001 annual shareholders meeting held on May 9, 2001. As of the date of this proxy statement, the non-employee directors of Hahn, including each member of the special committee, holds stock options under this plan to purchase an aggregate of 14,501 shares of common stock at exercise prices ranging from $3.84 to $38.25 per share. Because each of the outstanding options has an exercise price per share in excess of the merger consideration, the directors have agreed to terminate these options upon consummation of the merger without consideration or payment of any kind.

COMPENSATION OF SPECIAL COMMITTEE MEMBERS.

     As compensation for serving on the special committee, each committee member received the established committee fee of $500 per meeting. Hahn also agreed to pay to the special committee's chairman, William A. Buckingham, $1,000 for each meeting. Each member of the special committee is being reimbursed for all out-of-pocket expenses incurred in performing his services.

     Through April 6, 2001, the members of the special committee have earned the following cash compensation (exclusive of travel reimbursements) from Hahn in connection with the Glick buy-out group acquisition proposal:

William A. Buckingham, Chairman.............................    $3,000
Stephen B. Ashley...........................................    $1,000
Nathan Lewinger.............................................    $1,500
E. Philip Saunders..........................................    $1,500

INDEMNIFICATION ARRANGEMENTS.

     For a discussion of certain requirements in the merger agreement for the indemnification of directors and officers of Hahn and the maintenance of directors' and officers' insurance, see "The Merger Agreement -- Indemnification and Insurance." (Pages 43-44).

CERTAIN OTHER TRANSACTIONS.

     As of September 30, 2000, Hahn leased from Michael Futerman's estate, Eli
N. Futerman, Daniel J. Chessin and other relatives and partnerships, corporations or trusts in which such persons have an interest, 14 of its 21 distribution center sites and 33 of its 77 Advantage Auto Stores sites. (Michael Futerman, deceased, was Hahn's Chairman of the board of directors and Eli N. Futerman is the executor of Michael Futerman's estate, and trustee of the Michael Futerman Living Trust, which together hold 787,354 shares of Hahn common stock). The approximate total gross distribution center space under such leases was 355,360 square feet. The approximate aggregate store space under such leases was 181,008 square feet. All such leases provide for security deposits equal to one month's rent, annual base rental increases equal to the annual increase in a specified Consumer Price Index applied to the preceding year's base rent, and for Hahn to pay insurance, real property taxes, utilities and to perform all maintenance and repairs. In Fiscal 2000, Hahn paid approximately $1,835,000 as base rental for all distribution centers and store properties under such related party leases. As of September 30, 2000, the total base rentals payable under all such distribution center and store leases through the end of their respective terms was approximately $7.1 million, subject to CPI-based increases described above. Some of the aforementioned leases have been capitalized. These rental figures are total rents for all such leases, including amounts representing interest under those leases which have been capitalized.

     In February, 1996, Michael Futerman and Eli N. Futerman advanced $2.5 million to Hahn. Hahn repaid $350,000 of this debt and exchanged five-year subordinated demand notes representing the $2,150,000 principal balance of this debt. The Futermans' subordinated notes bear interest at the rate of 12% per annum. Interest is payable monthly. The notes are redeemable at the option of Hahn, in whole or part, at any time, subject to a subordination agreement with Hahn's lender, Fleet Capital. During Fiscal 2000, the estate of Michael Futerman, and Eli N. Futerman, deferred principal payments due them from Hahn under the subordinated notes until 2003. As a result, in Fiscal 2000, Hahn made interest payments only on the subordinated notes. In the event that Hahn's net income is $4,141,000 or greater in any fiscal year, then Hahn must make a principal prepayment on the notes equal to 19.186% of its net income in excess of such amount, provided Hahn is not in default under the credit facility with Fleet Capital. The notes are unsecured and subordinate to all of Hahn's indebtedness to Fleet Capital.

     On or about December 3, 1998, FCA Associates, a partnership consisting of, at that time, Eli N. Futerman, Daniel J. Chessin and David M. Appelbaum (a former executive officer), entered into a purchase and sale agreement with a third party for the purchase of three (3) properties located in Rochester, New York and the Towns of Gates, New York and Farmington, New York. Hahn is a tenant with direct distribution facilities at the latter two locations. The closing of the transaction took place on January 15, 1999 and the Hahn leases were assigned from the third party to FCA Associates. In May 2000, Mr. Futerman withdrew from FCA Associates and transferred his entire interest in FCA Associates. The total gross space of the latter two leases is approximately 9,500 square feet. The leases require Hahn to pay for liability insurance, real property taxes, and utilities and to perform all interior maintenance and repairs. Hahn closed its Merchants Road direct distribution facility in Rochester, New York on or about October 1, 1999 and ended its occupancy and terminated the lease on or about December 31, 1999. As of September 30, 2000, the total base rentals payable under the leases for Gates, New York and Farmington, New York, until the end of their terms on October 31, 2001, will be approximately $104,000, or $96,000 annually.

     In May 2000, Eli N. Futerman, as trustee of the Michael Futerman Living Trust, purchased 80,024 shares of Hahn common stock from David M. Appelbaum, for $660,203.50 at a price of $8.25 per share in a private transaction. Mr. Appelbaum is a former executive officer of Hahn. This transaction was in connection with the settlement of a dispute between Mr. Appelbaum and Mr. Futerman. Also in connection with the transaction, Mr. Futerman transferred to Mr. Appelbaum his interest in FCA Associates, a real estate partnership, and Mr. Appelbaum resigned from his position with Hahn. See "Information Regarding Glick and HAW Acquisition -- Recent Stock Purchases."

                             EFFECTS OF THE MERGER

     As of December 31, 2000, Hahn had a net book value of $14,508,000, or $9.17 per share and earnings for the 12 months ended December 31, 2000 of $1,019,000, or $.64 per share. Prior to the submission of the buyout proposal, the Glick buy-out group owned approximately 64% of Hahn's issued and outstanding shares. If the merger is consummated, Glick will own Hahn and have rights to its entire net book value and future earnings and will benefit from any increases in the value of Hahn and also bear the risk of any decreases in the value of Hahn. The sole members of Glick are Futerman, Chessin and certain other family members. As a result of the merger, Hahn's public shareholders will no longer have any ownership in Hahn or benefit from any increases in the value of Hahn, nor will they bear the risk of any decreases in the value of Hahn. Instead, upon consummation of the merger, each public shareholder will have the right to receive $3.00 in cash for each share of common stock held. Thus, the public shareholders will achieve immediate liquidity for their shares at a price approximately 60% above the closing price of Hahn's common stock preceding the announcement of the Glick buy-out group's merger proposal.

     Because the common stock will be closely held and cease to be publicly traded, the Glick buy-out group believes that they will be able to focus on increasing the long-term value of Hahn to a greater degree by reducing management's commitment of resources with respect to procedural and compliance requirements of a company with publicly owned common stock. Management has calculated the direct expense of this compliance to be approximately $205,000 per year. However, the Glick buy-out group will bear the risks associated with the lack of liquidity of their continuing investment in Hahn.

     Following the merger, the public shareholders will have no continuing interest in Hahn. As a result, the common stock will no longer meet the requirements of the Nasdaq SmallCap for continued listing and will be delisted from the Nasdaq SmallCap.

     The common stock is currently registered as a class of securities under the Exchange Act. Registration of the common stock under the Exchange Act may be terminated upon application of Hahn to the SEC if the common stock is not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of the outstanding shares. Termination of registration of the common stock under the Exchange Act would substantially reduce the information required to be furnished by Hahn to its shareholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing trading provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a) and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions no longer applicable to Hahn. In addition, "affiliates" of Hahn and persons holding "restricted securities" of Hahn may be deprived of the ability to dispose of those securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. It is the present intention of Hahn to make an application for the termination of the registration of its common stock under the Exchange Act as soon as practicable after the effective time of the merger.

                              THE MERGER AGREEMENT

     The following is a summary of the material provisions of the merger agreement. This summary and all other descriptions in this proxy statement of the merger agreement are qualified in their entirety by reference to the full text of the merger agreement, a copy of which is attached as APPENDIX A to this proxy statement and incorporated herein by reference.

THE MERGER; MERGER CONSIDERATION

     The merger agreement provides that the merger will become effective at such time as a certificate of merger is duly filed with the New York Department of State by both Hahn and HAW Acquisition, or at such later time as is specified in the certificate of merger. If the merger agreement is adopted at the special meeting by both the statutorily required 66 2/3% shareholder approval and the public shareholder approval, it is currently anticipated that the merger will become effective as soon thereafter as practicable after all conditions have been satisfied, including HAW Acquisition's financing condition. See "The Merger Agreement -- Conditions." However, there can be no assurance as to the timing of the consummation of the merger or that the merger will be consummated.

     At the effective time of the merger, HAW Acquisition will be merged with and into Hahn, the separate corporate existence of HAW Acquisition will cease, and Hahn will continue as the surviving corporation. In the merger, each share of common stock issued and outstanding immediately prior to the effective time (other than common stock then (i) held in the treasury of Hahn, (ii) owned of record by the Glick buy-out group) or (iii) public shareholders who dissent and seek appraisal rights in accordance with New York law will, by virtue of the merger and without any action on the part of the holder of the shares, be converted into the right to receive the merger consideration in cash, without interest, upon surrender of the stock certificate representing such common stock. At the effective time, the public shareholders will cease to have any rights as shareholders of Hahn, except the right to receive the merger consideration. Each certificate representing a share of common stock held by a public shareholder will, after the effective time, evidence only the right to receive, upon the surrender of such certificate, an amount of cash per share equal to the merger consideration multiplied by the number of shares evidenced by such certificate.

     Each share of common stock issued and outstanding immediately prior to the effective time which is then (i) held in the treasury of Hahn or (ii) owned of record by any member of the Glick buy-out group will automatically be canceled, retired and cease to exist and no payment will be made with respect to those shares.

     Each share of HAW Acquisition capital stock issued and outstanding immediately prior to the effective time of the merger will be converted into and become one share of common stock of the surviving corporation, and will constitute the only issued or outstanding shares of capital stock of the surviving corporation immediately after the effective time of the merger. Accordingly, after the merger, Glick will be the only shareholder of the surviving corporation. Glick's members will be Futerman, Chessin and certain other family members.

THE EXCHANGE FUND; PAYMENT FOR SHARES OF COMMON STOCK

     As of or as soon as reasonably practicable following the effective time of the merger, the surviving corporation will deposit in trust with Hahn's registrar or transfer agent or a bank or trust company, for the benefit of the public shareholders, cash in an aggregate amount equal to the product of (i) the number of shares held by the public shareholders issued and outstanding immediately prior to the effective time and (ii) the merger consideration. The paying agent will, pursuant to irrevocable instructions, make the payments provided for under the merger agreement out of the exchange fund. We plan to engage our transfer agent, American Stock Transfer & Trust Company, to act as the paying agent.

     Promptly after the effective time of the merger, the surviving corporation will cause the paying agent to mail to each public shareholder holding shares of common stock on the record date a form letter of transmittal containing instructions for use in surrendering certificates for payment in accordance with the merger agreement in exchange for the merger consideration. NO SHAREHOLDER SHOULD SURRENDER ANY CERTIFICATES UNTIL THE SHAREHOLDER RECEIVES THE LETTER OF TRANSMITTAL AND OTHER MATERIALS FOR SUCH SURRENDER. Upon surrender of a certificate for cancellation, together with a properly completed and executed letter of transmittal, to the paying agent after the effective time, the holder of such certificate will be entitled to receive the merger consideration in exchange for each share formerly represented by such certificate, without any interest, less any required withholding of taxes. See "The Merger
Agreement -- Tax Withholding." The certificate so surrendered will be canceled.

     Until surrendered pursuant to the procedures described above, after the effective time of the merger, each certificate will represent, for all purposes, only the right to receive the merger consideration in cash multiplied by the number of shares evidenced by such certificate, without any interest.

     Any portion of the exchange fund that remains unclaimed by the public shareholders 180 days after the effective time of the merger (including any interest, dividends, earnings or distributions received on the unclaimed funds) will be repaid to the surviving corporation, upon demand. Any public shareholders who have not complied with the procedures set forth above may look only to the surviving corporation for payment of their claim for the merger consideration, without any interest, but will have no greater rights against the surviving corporation than may be accorded to general creditors of the surviving corporation under New York law. Notwithstanding the foregoing, neither the paying agent nor any party to the merger agreement will be liable to any public shareholder holding certificates formerly representing shares of common stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

TRANSFERS OF COMMON STOCK

     After the effective time of the merger, there will be no transfers of shares of common stock on the stock transfer books of Hahn. If, after the effective time, certificates are presented to the paying agent or the surviving corporation by anyone other than the Glick buy-out group, they will be canceled and exchanged for the merger consideration multiplied by the number of shares evidenced by such certificates, without any interest.

TREATMENT OF STOCK OPTIONS

     At the effective time of the merger, all outstanding stock options, including stock options held by members of the Glick buy-out group, are to be terminated. Under the merger agreement, in consideration of such termination, the surviving corporation is obligated to pay to the holder of each such stock option, in cash and as full settlement for such stock option, whether or not then exercisable, an amount determined by multiplying (i) the excess, if any, of the merger consideration over the applicable exercise price per share of common stock subject to such stock option by (ii) the total number of shares of common stock subject to such stock option. However, because each of the outstanding options has an exercise price per share in excess of $3.00, each option will be terminated without any payment.

TAX WITHHOLDING

     The surviving corporation and the paying agent will be entitled to deduct and withhold from the amounts payable to any public shareholder or holder of stock options such amounts as HAW Acquisition, the surviving corporation or the paying agent are required to deduct and withhold with respect to the making of such payment under applicable tax law. To the extent that amounts are so deducted and withheld by the surviving corporation or the paying agent, such amounts will be treated for all purposes of the merger agreement as having been paid to the relevant public shareholder or holder of stock options. See "Federal Income Tax Consequences."

THE DIRECTORS AND OFFICERS, CERTIFICATE OF INCORPORATION AND BY-LAWS FOLLOWING THE MERGER

     The merger agreement provides that the directors of HAW Acquisition will be the initial directors of the surviving corporation and the current executive officers of Hahn will be the officers of the surviving corporation.

     The Restated Certificate of Incorporation of Hahn in effect immediately prior to the effective time will be the Certificate of Incorporation of the surviving corporation until it is subsequently amended, and the By-Laws of HAW Acquisition immediately prior to the effective time will be the By-Laws of the surviving corporation until subsequently amended.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains certain representations and warranties of Hahn to Glick, HAW Acquisition, Futerman and Chessin and from these entities and individuals back to Hahn. The representations of Hahn relate to, among other things, its organization, capitalization, power and authority to enter into the merger agreement and the transactions contemplated thereby, the binding effect of the merger agreement, the fairness opinion of Empire Valuation, the recommendations by the special committee and by our board, compliance with required filings and consents under applicable law, and the absence of conflicts with corporate documents and agreements. The representations of Glick, HAW Acquisition and Futerman and Chessin (which are joint and several) relate to, among other things, the organization of Glick and HAW Acquisition, the ownership of Glick and HAW Acquisition, the absence of obligations, liabilities or activities of Glick and HAW Acquisition, except in furtherance of the transactions contemplated by the merger agreement, the power and authority of Glick and HAW Acquisition to enter into the merger agreement and the transactions contemplated by the merger agreement, the binding effect of the merger agreement, required filings and consents and the financing. The representations and warranties expire at the effective time of the merger. No party is entitled to indemnification based on a breach of the representations and warranties which may be discovered after the effective time of the merger.

COVENANTS

     Hahn has agreed that, prior to the effective time of the merger, neither Hahn nor its subsidiaries will: (i) carry on their respective businesses other than in the usual, regular and ordinary course of business consistent with past practice, (ii) issue shares of common stock (other than pursuant to the exercise of outstanding stock options) or capital stock or options to purchase common stock or capital stock, (iii) declare, set aside or pay any dividend or other distribution in respect of its capital stock or other equity interest (with certain exceptions in the case of subsidiaries), or (iv) repurchase its capital stock, or agree to do any of the foregoing. Hahn has agreed to use its commercially reasonable efforts to obtain the necessary approval of the merger and the merger agreement by the public shareholders. The merger agreement provides that this proxy statement will include the recommendation of our board to the public shareholders in favor of the adoption of the merger and the merger agreement (and reflect that the special committee has made a similar recommendation to our board), subject to the fiduciary duties under applicable law of such directors (including the directors constituting the special committee). Notwithstanding any other provision of the merger agreement to the contrary, if our board or the special committee determines, in good faith in the exercise of its fiduciary duties under applicable law, that it is required to withdraw, modify or amend its recommendation in favor of the merger, such withdrawal, modification or amendment will not constitute a breach of the merger agreement.

     Futerman and Chessin have agreed (i) to vote at the special meeting all shares of outstanding common stock owned of record or controlled by them for adoption of the merger agreement, (ii) not to grant a proxy to vote any shares other than to Glick, HAW Acquisition or certain other family members or to persons identified in a proxy card distributed on behalf of our board, to vote such shares at the special meeting in the manner provided in clause (i), and
(iii) not to sell, transfer or otherwise dispose of any of their shares (other than transfers of shares to Glick or HAW Acquisition or any family members or trusts for their benefit or the benefit of their family members).

     Glick and HAW Acquisition have agreed not to conduct any business or enter into any activities of any nature prior to the effective time, other than activities in connection with the merger agreement and the transactions contemplated by the merger agreement. Futerman and Chessin have agreed to proceed in good faith and use their best efforts to obtain as soon as reasonably practicable the financing necessary to pay the aggregate merger consideration and related transaction expenses.

     In addition, Hahn, Glick, HAW Acquisition and Futerman and Chessin have made further agreements regarding access to Hahn's records, the calling of the special meeting, the preparation, filing and mailing of this proxy statement and the Schedule 13E-3, the obtaining of consents of third parties and governmental authorities and making public announcements.

     Subject to the terms and conditions provided in the merger agreement and the fiduciary duties under applicable law of the directors of Hahn, including directors constituting the special committee, as determined by such directors in good faith, each of the parties has agreed to use commercially reasonable efforts consistent with applicable legal requirements to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary or proper and advisable under applicable laws and regulations to ensure that the conditions to consummation of the merger are satisfied and to consummate and make effective, in a commercially reasonable manner, the transactions contemplated by the merger agreement. Glick, HAW Acquisition, Futerman and Chessin and Hahn also have agreed to use their commercially reasonable efforts to obtain all material consents of third parties and governmental authorities, and to make all governmental filings, necessary for the consummation of the transactions contemplated by the merger agreement.

INDEMNIFICATION AND INSURANCE

     The New York Business Corporation Law permits, in general, a New York corporation, such as Hahn, to indemnify any person made, or threatened to be made, a party to an action or proceeding by reason of the fact that he or she was a director or officer of the corporation, or served in any capacity at the request of the corporation, against any judgment, fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted in good faith, for a purpose he or she reasonably believes to be in, or, in the case of service for another entity, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful. The New York Business Corporation Law also permits the corporation to pay in advance of a final disposition of such action or proceeding the expenses incurred in defending such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount as, and to the extent, required by law. The New York Business Corporation Law provides that indemnification and advancement of expense provisions contained in the New York Business Corporation Law are not exclusive of any rights to which a person seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws of the corporation or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors or
(iii) an agreement providing for indemnification. However, the New York Business Corporation Law also provides that no indemnification may be made on behalf of any such person if a judgment or other final adjudication adverse to the person establishes that his or her acts were committed in bad faith or were the result of active or deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained, in fact, a financial profit or other advantage to which he or she was not legally entitled.

     Hahn's Restated Certificate of Incorporation provides, in accordance with the New York Business Corporation Law, that a director will not be personally liable to Hahn or its shareholders for damages for any breach of duty as a director unless a judgment or other final adjudication adverse to the director establishes that (i) the director's acts or omissions were in bad faith or involved intentional misconduct or knowing violation of law, (ii) the director personally gained, in fact, a financial profit or other advantage to which the director was not legally entitled, or (iii) the director's acts violated provisions of the New York Business Corporation Law that impose liability upon directors in certain instances for declarations of dividends, stock repurchases or redemptions, distributions of assets following a dissolution, or loans to directors, when made contrary to New York Business Corporation Law provisions.

     Hahn's Restated Certificate of Incorporation and Amended and Restated By-Laws provide, among other things, that Hahn will indemnify any officer or director (including officers and directors serving another entity in any capacity at Hahn's request) to the fullest extent permitted by-law.

     The merger agreement provides that the provisions of Hahn's Restated Certificate of Incorporation limiting the personal liability of directors for damages and the indemnification provisions of Hahn's Restated Certificate of Incorporation as they relate to those who have served as directors or officers of Hahn at any time through the effective time of the merger will not be amended, repealed or otherwise modified in any manner that would make any of such provisions less favorable to the directors or officers of Hahn or the surviving corporation than those that pertain to directors and officers on the date of the merger agreement. The merger agreement further provides that the by-laws of the surviving corporation in the merger will be no less favorable to those who served as directors immediately before the merger. After the effective time of the merger (subject to extension until the final disposition of any claim asserted or made during such period), the surviving corporation will (i) indemnify, defend and hold harmless the present and former officers and directors of Hahn and its subsidiaries, from and against, and pay or reimburse indemnified parties for, all losses, obligations, expenses, claims, damages or liabilities resulting from or arising out of actions or omissions of such indemnified parties occurring on or prior to the effective time (including, without limitation, the transactions contemplated by the merger agreement) to the fullest extent permitted or required, as the case may be, under (a) applicable law, (b) Hahn's Restated Certificate of Incorporation or By-Laws in effect on the date of the merger agreement, including, without limitation, provisions relating to advances of expenses incurred in the defense of any action or suit and (ii) advance to any indemnified party's expenses incurred in defending any action or suit with respect to such matters upon receipt of an undertaking (which need not be secured) by or on behalf of such indemnified party to repay such amount as, and to the extent, it is not entitled to be indemnified, in each case to the fullest extent such indemnified party is entitled to indemnification or advancement of expenses under Hahn's Restated Certificate of Incorporation or new by-laws in effect on the date hereof and subject to the terms of such Restated Certificate of Incorporation and new by-laws.

     To support its indemnification obligation, the surviving corporation has agreed to use its best efforts to obtain, and maintain effective for a period of at least three years after the effective time of the merger, at least $3.0 million of directors' and officers' liability insurance (i) covering reimbursement of the surviving corporation for any obligation it may incur as a result of indemnification of directors and officers and (ii) providing insurance for directors and officers in cases where such reimbursement is not applicable, including in the event of insolvency of Hahn. However, the surviving corporation is not required to pay a premium in excess of 200% of the last annual premium for such insurance, but, if such premium would exceed such amount, the surviving corporation is required to purchase as much coverage as possible for such amount.

CONDITIONS

     The respective obligations of each party to the merger agreement to effect the merger are subject to the following conditions, all of which may be waived except for the requirement of approval of at least two-thirds of the votes of all outstanding shares of common stock:

          - the adoption of the merger and the merger agreement at the special meeting by the affirmative vote (i) of at least two-thirds of the votes of all outstanding shares of common stock and (ii) by a majority of the votes cast at the special meeting by the public shareholders (excluding abstentions and broker non-votes),

          - the approval of the merger and the merger agreement by Hahn's lender, Fleet Capital,

          - the obtaining by Hahn and HAW Acquisition of all necessary consents from third parties and approvals from governmental instrumentalities as are required for the consummation of the transactions contemplated by the merger agreement, except for such consents the failure to obtain which would not have a "material adverse effect," and

          - the lack of any United States federal or state statute, rule or regulation enacted or promulgated after April 6, 2001 that would result in the imposition of material limitations on the ability of Glick effectively to acquire or hold Hahn's business or any court order prohibiting the merger.

     When used with respect to HAW Acquisition's obligations, a material adverse effect is defined in the merger agreement as something that is or is reasonably likely to have a material adverse effect on the business, condition (financial or otherwise), properties, assets or prospects of Hahn and its subsidiaries, taken as a whole.

     The obligations of HAW Acquisition and Futerman and Chessin to effect the merger are also subject to the following additional conditions, any of which may be waived by these parties, that:

          - with certain exceptions, the representations and warranties of Hahn contained in the merger agreement will be true and correct as of the date of the merger agreement and as of the closing date of the merger (except where the failure to be true and correct does not have a material adverse effect on Hahn)

          - each and all of the covenants and agreements of Hahn contained in the merger agreement will have been duly performed and complied with in all material respects,

          - there has been no material adverse change in the business, condition (financial or otherwise), properties, assets or prospects of Hahn and its subsidiaries taken as a whole (except that the delisting of the common stock by Nasdaq will not be deemed a material adverse effect),

          - no federal, state or foreign government or governmental authority or court or governmental agency of competent jurisdiction shall have issued any order, decree or ruling, or taken any other action restraining or enjoining or otherwise (a) prohibiting the consummation of the merger or the transactions contemplated by the merger agreement, (b) prohibiting or limiting the ownership or operation by Hahn or any of its subsidiaries any material portion of Hahn's business or requiring it to dispose of or hold separate any material portion of Hahn's business or assets as a result of the merger or any of the transactions contemplated by the merger agreement, or (c) imposing material limitations on the ability of Glick to effectively exercise full rights of ownership with respect to the shares of common stock to be issued to them pursuant to the merger agreement,

          - Glick shall have obtained the financing necessary to pay the aggregate merger consideration and related transaction expenses,

          - all stock options shall be canceled or terminated,

          - all existing directors of Hahn shall have tendered their resignation,

          - the public shareholders who have perfected their appraisal rights as of the effective time shall hold less than 113,334 shares of common stock and

          - Glick and HAW Acquisition shall have received a satisfactory opinion of counsel to Hahn concerning due formation and existence, authorization, the binding nature of the merger agreement, capitalization, compliance with securities laws and other matters that are customary for going private merger transactions.

     The obligations of Hahn to effect the merger are also subject to the following additional conditions, any of which may be waived by Hahn, that:

          - with certain exceptions, the representations and warranties of Glick, HAW Acquisition and Futerman and Chessin in the merger agreement will be true and correct as of the date of the merger agreement and the closing date of the merger (except where the failure to be true and correct does not have a material adverse effect on Glick, HAW Acquisition or Futerman and Chessin),

          - each and all of the covenants and agreements of Glick, HAW Acquisition and Futerman and Chessin contained in the merger agreement will have been duly performed and complied with in all material respects prior to the consummation of the merger, except where the failure to comply would not have a material adverse effect to consummate the transactions contemplated by the merger agreement,

          - no federal, state or foreign government or governmental authority or court or governmental agency of competent jurisdiction shall have issued any order, decree or ruling, or taken any other action restraining or enjoining or otherwise (a) prohibiting the consummation of the merger or the transactions contemplated by the merger agreement, (b) prohibiting or limiting the ownership or operation by Hahn or any of its subsidiaries any material portion of Hahn's business or requiring it to dispose of or hold separate any material portion of Hahn's business or assets as a result of the merger or any of the transactions contemplated by the merger agreement, or (c) imposing material limitations on the ability of Glick to effectively exercise full rights of ownership with respect to the shares of common stock to be issued to them pursuant to the merger agreement,

          - Hahn shall receive a satisfactory opinion from Boylan, Brown, Code, Vigdor & Wilson, LLP, counsel for Glick, HAW Acquisition and Futerman and Chessin concerning due formation and existence, authorization, the binding nature of the merger agreement, capitalization, compliance with securities laws and other matters that are customary for going private merger transactions and

          - the fairness opinion delivered to the special committee shall not have been withdrawn or, in the alternative, modified or amended to such an extent that it is no longer acceptable to the special committee.

     When used with respect to Glick, HAW Acquisition, Futerman and Chessin, a "material adverse effect" means something that is or is reasonably likely to be materially adverse (i) to the assets, liabilities, business, property, condition (financial or otherwise) or operations or prospects of any of them or (ii) the ability of any of them to perform their obligations under the merger agreement or to obtain the financing.

TERMINATION

     The merger agreement may be terminated at any time prior to the effective time, whether before or after approval by the shareholders of Hahn: (i) by mutual consent of the board and Glick, HAW Acquisition and Futerman and Chessin;
(ii) by either the Glick buy-out group or Hahn, if, at the special meeting, Hahn's shareholders have not voted to adopt the merger agreement by the requisite shareholder votes, including both the statutorily required 66 2/3% approval and the public shareholder approval; (iii) by Hahn or HAW Acquisition if, without the fault of the terminating party, the merger has not been consummated on or prior to October 15, 2001; (iv) by Hahn, HAW Acquisition, Futerman and Chessin, if the board or the special committee has failed to recommend that shareholders approve the merger and the merger agreement or either the board or the special committee withdraws or modifies in a manner adverse to HAW Acquisition its approval or recommendation of the merger, the merger agreement or the transactions contemplated by the merger agreement (or the board or the special committee resolve to do either of the foregoing); or,
(v) by Hahn or Glick, HAW Acquisition and Futerman and Chessin if the other parties shall be in material breach of the merger agreement and such breach is not cured within 20 days after receipt of written notice of such from the non-breaching party of such breach. See "The Merger Agreement -- Conditions."

     The merger agreement provides that, in the event of its termination, the merger agreement will become void and have no effect, and no party to the merger agreement will have any liability or further obligation to any other party to the merger agreement. However (i) any termination by Hahn arising out of a breach by Glick, HAW Acquisition or Futerman and Chessin of any representation, warranty, covenant or agreement contained in the merger agreement will be without prejudice to the rights of Hahn to seek damages with respect such breach, and (ii) any termination by Glick, HAW Acquisition and Futerman and Chessin arising out of a breach by Hahn of any representation, warranty, covenant or agreement contained in the merger agreement, other than a breach by Hahn, will be without prejudice to the rights of Glick, HAW Acquisition and Futerman and Chessin to seek damages with respect to such breach. The obligations described in this paragraph and the obligations of the parties with respect to the payment of fees and expenses described below survive any termination of the merger agreement.

FEES AND EXPENSES

     If the merger agreement is terminated for any reason, except as discussed below, Hahn, on the one hand, and Glick, HAW Acquisition and Futerman and Chessin, on the other hand, are each to pay their own fees and expenses. The fees and expenses of Hahn will include fees and expenses of financial advisors (including Empire Valuation), accountants and counsel for Hahn and the special committee, and fees and expenses for the preparation, printing, mailing and filing of documents used in connection with the merger. The fees and expenses of Glick, HAW Acquisition and Futerman and Chessin will include any commitment and other fees or expenses of any person providing or proposing to provide the financing, and fees and expenses of counsel and financial advisors for the Glick buy-out group. Except with respect to any stock transfer taxes payable by public shareholders, the surviving corporation will pay any transfer taxes (including any interest and penalties thereon and additions on any transfer taxes) payable in connection with the merger and will be responsible for the preparation and filing of any required tax returns, declarations, reports, schedules, terms and information returns with respect to such transfer taxes.

     If termination of the merger agreement is due to the failure to obtain the required financing by Glick and HAW Acquisition, then they will reimburse Hahn for the fees and expenses incurred by them in connection with the merger by making a $75,000 payment to them in the absence of certain circumstances. In particular, Glick, HAW Acquisition, Futerman and Chessin shall not be liable for payment of the $75,000 if (i) the Hahn board or special committee has withdrawn their recommendation to the shareholders that they approve and adopt the merger,
(ii) a court has issued an order restraining, enjoining or otherwise prohibiting the merger or imposing any other actions which would cause a condition to closing to fail, (iii) the merger is not approved by the shareholders of Hahn or
(iv) Hahn is in material default of the obligations to be performed under the merger agreement.

AMENDMENT AND WAIVER

     Subject to applicable law, the merger agreement may be amended, modified or supplemented by the written agreement of the parties at any time prior to the effective time, except that, in the case of Hahn, the special committee must approve such action. In addition, after the requisite shareholder adoption of the merger agreement has been obtained, no amendment may be made that reduces the amount or changes the form of the merger consideration or otherwise materially and adversely affects the rights of the public shareholders without further approval by the holders of such number of votes of common stock that are required to adopt the merger agreement in accordance with the merger agreement.

     Hahn, on the one hand, and Glick, HAW Acquisition, Futerman and Chessin, on the other hand, may waive the satisfaction of any obligation, covenant, agreement or condition of the other under the merger agreement. However, the waiver of any of Hahn's rights under the merger agreement requires the approval of the special committee. The special committee has indicated that it does not intend to waive the conditions that the merger be approved by Hahn's public shareholders, or that Empire Valuation not withdraw or modify its fairness opinion. See "The Merger Agreement -- Risk that the Merger Will Not Be Consummated." With respect to the other conditions, Hahn has made no determination as to whether it would waive any condition and any such determination would be made on behalf of Hahn by the board with the special committee's approval based on the facts and circumstances existing at the time such waiver is requested.

ACCOUNTING TREATMENT

     For accounting and financial reporting purposes, the historical cost basis of assets and liabilities will remain the same after the completion of the proposed merger.

FINANCING OF THE MERGER

     The Glick buy-out group estimates that approximately $2.0 million will be required to complete the merger, including $1.7 million to pay the aggregate merger consideration to the public shareholders and $300,000 for fees and expenses related to the transactions. Since none of the stock options have an exercise price below the merger consideration, no additional payment will be due for the stock options following consummation of the merger. Further, since by letter signed March 22, 2001, Hahn's lender, Fleet Capital, has consented to the merger, no additional financing will be necessary to fund Hahn's ongoing working capital needs, including capital expenditures.

     Unless waived by Glick and HAW Acquisition, obtaining financing to pay the merger consideration is a condition of the Glick buy-out group to complete the merger. In order to fund the merger consideration and related fees and expenses, the Glick buy-out group intends to borrow the necessary funds from Manufacturers and Traders Trust Company. On May 22, 2001, Manufacturers and Traders Trust Company provided a commitment letter to Abba, L.P., as borrower, and Sara Futerman (mother of Eli N. Futerman and mother-in-law of Daniel J. Chessin and Eli N. Futerman as guarantor. Abba L.P. is a New York limited partnership in which Abba, Inc., a New York corporation, is sole general partner, and Sara Futerman is sole limited partner. Sara Futerman is the sold shareholder of Abba, Inc. Abba, L.P. plans to contribute the borrowed funds to Glick in exchange for a non-voting membership interest. It is anticipated that Glick will then contribute the proceeds to HAW Acquisition to fund the merger consideration and related expenses.

     The commitment letter provides that the loan proceeds will be payable over 120 months at either a floating rate based upon the prime rate as quoted by the bank, or a fixed rate which is the greater of 7.5% or 200 basis points over the bank's cost of funds based upon the yield on United States Treasury obligations. Disbursement of the proceeds of the loan is contingent upon shareholder approval of the merger. The commitment is contingent upon shareholder approval of the merger proposal and the closing of the loan by August 1, 2001. The commitment provides that the financing will be secured by a commercial building owned by Abba, L.P. in Rochester, New York. It is anticipated that the proceeds of the loan will be repaid through cash flow from rental proceeds paid by tenants of the commercial building. Glick and HAW Acquisition have no alternative financing plans.

     If the financing is not consummated, the merger will likely not be consummated, even if the merger and the merger agreement are approved by the shareholders at the special meeting. See "The Merger Agreement -- Conditions."

REGULATORY APPROVALS AND THIRD PARTY TRANSACTIONS

     Hahn is not aware of any license or regulatory permit that is material to the business of Hahn and that is likely to be adversely affected by the merger.

     Hahn has sought and obtained the consent of its lender, Fleet Capital, to the transaction. Hahn does not believe there are any other material third party consents required by Hahn under the merger agreement.

RISK THAT THE MERGER WILL NOT BE CONSUMMATED

     Subject to the terms and conditions of the merger agreement, the consummation of the merger is expected to take place as soon as practicable, after the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement by the shareholders at the special meeting and the satisfaction or waiver of the other conditions to the merger contained in the merger agreement, unless another date is agreed to in writing by the parties. This date of consummation is referred to as the "closing date."

     Consummation of the merger is subject to certain conditions, including, among other things, (i) shareholder adoption of the merger agreement, including approval by the public shareholders (ii) continuing approval of the merger by Hahn's lender, Fleet Capital (which was obtained on March 22, 2001), and (iii) receipt by Glick of financing for the transactions contemplated by the merger agreement. See "The Merger Agreement -- Conditions." The merger agreement provides that Glick and HAW Acquisition are not obligated to consummate the merger if, among other things, the financing is not consummated. Glick, HAW Acquisition, Futerman and Chessin are obligated to expend their best efforts to obtain a commitment for the financing on terms and conditions which are reasonably satisfactory to them and to close such financing. Nevertheless, even if the requisite approval by shareholders is obtained, there can be no assurance that the merger will be consummated. See "Special Factors -- Conduct of the Business of Hahn if the Merger is not Consummated" and "The Merger
Agreement -- Fees and Expenses" with respect to obligations of Hahn, on the one hand, and Glick, HAW Acquisition, Futerman and Chessin, on the other hand, to reimburse each other for fees and expenses in certain instances if the merger agreement is terminated.

     Hahn cannot be assured that all conditions to the merger contained in the merger agreement will be satisfied or waived. However, Hahn currently has no reason to believe that the conditions to the merger will not be satisfied, and accordingly, cannot identify any foreseeable circumstances under which it is likely that Hahn would waive any condition to the merger. Any waiver of Hahn's conditions would be given by Hahn only with the approval of the special committee. Hahn does not intend to resolicit proxies before proceeding with the completion of the merger in the event that any conditions are waived. With respect to the conditions that the merger be approved by Hahn's public shareholders and that Empire Valuation not withdraw or modify its fairness opinion, however, the special committee has indicated that it does not intend to waive either of these two conditions. In the event that immediately prior to the vote for the merger, Hahn has not received sufficient proxies from Hahn's public shareholders for approval of the merger, Hahn may adjourn the special meeting to solicit additional proxies in favor of the proposal. If the resolicitation continues beyond October 15, 2001, then either Hahn or the Glick buy-out group may terminate the merger and in that event no vote will be held. In the event that Empire Valuation withdraws or modifies its fairness opinion in a material way, the special committee indicated that it would terminate the merger and no vote will be held. If any other conditions are waived and we do not resolicit proxies, the special committee believes that the waiver of such other conditions would not result in a material change in the terms of the merger. Furthermore, Hahn does not believe that there are any risks to Hahn, the shareholders or the merger associated with not resoliciting proxies if any other conditions are waived.

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective when the certificate of merger is filed, together with any required related documents, with the Secretary of State of the State of New York in accordance with the BCL. The filing will be made on the closing date.

                               FEES AND EXPENSES

     Estimated fees and expenses (rounded to the nearest thousand dollars) incurred or to be incurred by Hahn and the Glick buy-out group in connection with the merger are approximately as follows:

Financial advisory fees and expenses........................    $ 50,000.00
Legal fees and expenses.....................................    $167,000.00
SEC filing fee..............................................    $    342.87
Printing and mailing expenses...............................    $  7,000.00
Proxy solicitation agent fees and expenses..................    $  6,000.00
Paying agent fees...........................................    $  4,000.00
Special committee fees and expenses.........................    $  8,000.00
Accounting fees.............................................    $  5,000.00
Miscellaneous...............................................    $ 78,000.00
                                                                -----------
     Total..................................................    $325,342.87

     The above fees and expenses include approximately $100,000, which represent fees and expenses incurred or to be incurred by or on behalf of the Glick buy-out group in connection with the merger that will, in effect, be borne by Hahn if the merger is consummated since, by operation of law, in a merger, the surviving corporation assumes and becomes liable for the obligations of the entity merging into it.

     The merger agreement provides that, except in certain circumstances, in the event of termination of the merger agreement without consummation of the merger, Hahn, on the one hand, and Glick, HAW Acquisition and Futerman and Chessin, on the other hand, will pay their own expenses. Futerman and Chessin, however, have agreed to pay to Hahn $75,000 in reimbursement of expenses incurred by Hahn in connection with the merger if the merger agreement is terminated due to the Glick or HAW Acquisition, failing to obtain financing for the aggregate merger consideration due under the merger agreement, provided that, as of the time of the termination of the merger agreement, neither the special committee nor the board of directors has withdrawn their recommendation to the shareholders to approve the merger and the merger agreement, the merger agreement has been presented to Hahn's shareholders for consideration, no injunction prohibiting the merger or requiring certain actions has been issued by any court and Hahn has not been in material default under the merger agreement. See "The Merger Agreement -- Fees and Expenses." The fees and expenses to be borne by Hahn will include those of Hahn's financial advisor, accountants and counsel for Hahn and the special committee, and fees and expenses for the preparation, printing, mailing and filing of documents used in connection with the merger and proxy solicitation fees. The fees and expenses of HAW Acquisition will include any commitment and other fees or expenses of any person providing or proposing to provide financing and fees and expenses for HAW Acquisition's counsel and financial advisor.

     For information regarding payment of fees and expenses to the special committee, see "Interests of Certain Persons in the Merger and Hahn -- Compensation of Special Committee Members." For information regarding Empire Valuation's engagement by the special committee and the payment of fees and expense in connection with that engagement, see "Special Factors -- Presentation and Fairness Opinion of Empire Valuation, Inc." For information regarding payment of fees and expenses of the proxy solicitations see "The Special
Meeting -- Costs of Soliciting Proxies."

     None of the parties to the merger agreement will pay any fees or commissions to any broker or dealer or any other person (other than the proxy solicitation agent) for soliciting proxies pursuant to the merger. Brokers, banks, and other custodians, nominees and fiduciaries will, upon request, be reimbursed by Hahn for reasonable out-of-pocket expenses incurred by them in forwarding proxy soliciting materials to the beneficial owners of shares.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of the material United States federal income tax consequences of the merger to the public shareholders under provisions of the Code, and regulations and administrative and judicial interpretations thereunder as currently in effect, and all of which are subject to change, possibly with retroactive effect. The discussion applies only to shareholders who hold shares of common stock as capital assets within the meaning of Section 1221 of the Code. In addition, the discussion does not apply to any shareholder who is attributed any shares of the Glick buy-out group under
Section 318 of the Code (to whom the entire merger consideration may be treated as a dividend taxable at ordinary income tax rates), any shareholder who is not a U.S. person within the meaning of Section 7701(a)(30) of the Code, any shareholder who acquired shares in a compensatory transaction, including upon the exercise of an option, any shareholder who holds shares as part of a hedging or conversion transaction, straddle or other risk reduction transaction, and any other category of shareholder who is subject to special tax rules, such as financial institutions, insurance companies, broker-dealers and tax-exempt entities. In addition, the following discussion does not consider the effect of any state, local, foreign or other tax laws.

     BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU ARE ADVISED TO CONSULT WITH YOUR OWN TAX ADVISOR AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE MERGER TO YOU.

     If the merger is consummated, each public shareholder will be treated as having sold shares for the merger consideration. As a result, a public shareholder will recognize capital gain or loss in an amount equal to the difference between the merger consideration and the public shareholder's adjusted tax basis in his or her shares of common stock. Such capital gain or loss will be a long-term capital gain or loss if the public shareholder has held those shares for more than one year on the effective date of the merger even though the merger consideration is not paid to the public shareholder on the effective date of the merger. There are certain limitations on the deductibility of capital losses. Gain or loss must be determined separately for each block of common stock (i.e., shares acquired at the same cost in a single transaction).

     In general, (i) capital gain from the disposition of capital stock acquired after December 31, 2000, and held more than five years is currently taxed at a maximum federal income tax rate of 18%; (ii) capital gain from the disposition of stock held more than one year but five years or less is currently taxed at a maximum federal income tax rate of 20%; and (iii) capital gain from the disposition of stock held one year or less is currently taxed at a maximum federal income tax rate of 39.6%.

     To prevent backup withholding equal to 31% of the merger consideration payable to a public shareholder, the public shareholder must either (i) establish an exemption from backup withholding (e.g., because it is a corporation) or (ii) provide its taxpayer identification number to the paying agent, certify that the public shareholder is not subject to backup withholding and otherwise comply with the backup withholding rules under the Code. Backup withholding is not an additional tax; rather, any amount so withheld is credited against the shareholder's federal income tax liability. See "The Merger Agreement -- Tax Withholding."

     Certain penalties may apply to a failure to furnish correct information. A public shareholder should consult with his or her own tax advisor as to the qualifications for an exemption from withholding and the procedures for obtaining an exemption.

     Neither Hahn nor any member of the Glick buy-out group will recognize gain or loss as a result of the merger.

                           INFORMATION REGARDING HAHN

INCORPORATION OF DOCUMENTS BY REFERENCE

     We are incorporating by reference our annual report on Form 10K for the fiscal year ended September 30, 2000 (Commission File No. 0-20984), and our Form 10-Q for the period ended March 31, 2001, both filed with the SEC In addition, we are incorporating by reference all documents we file in response to the requirements of Sections 13(a), 13(d), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this proxy statement and before the date of the special meeting. Accordingly, those documents will be considered a part of this proxy statement from the date they are filed. The Company is not incorporating by reference, however, statements in those documents to the effect that the Company desires to take advantage of the safe harbor which is afforded forward-looking statements under the Private Securities Litigation Reform Act of 1995, and Section 21E of the Securities Exchange Act of 1934, as amended.

     If you would like copies of the documents we file after the date of this proxy statement, please contact Donald T. Hiller at Hahn Automotive Warehouse, Inc., 415 W. Main Street, Rochester, New York 14608 or by telephone (716) 464-3831 or toll free at (800) 777-HAHN (4246). You may also review our filings with the SEC as described under "Where You Can Find More Information."

BUSINESS OF HAHN

     Hahn is engaged in the sale of automotive aftermarket products to commercial service establishments on a regional basis and to consumers via the internet. Hahn's traditional business is conducted through ten full-service distribution centers, four specialty distribution centers, seven direct distribution centers and 77 jobbing stores that operate in the same areas as Hahn's full-service distribution centers generally under the name Advantage Auto Stores, except in the Dayton, Ohio area, where Hahn's jobbing stores operate under the name Genuine Auto Parts. Hahn's operations are located along the Eastern Seaboard and in the Midwest.

     Hahn, through its wholly-owned subsidiary iAutoparts, Inc., operates iAutoparts.com(R), an online automotive parts store. iAutoparts extended Hahn's reach directly to the consumer, entering new geographical and customer markets, and further expanded its distribution mix. To date, iAutoparts has had a nominal financial impact on Hahn.

     Hahn's wholly owned subsidiary, H.F.V. Inc. owns debt and a 37.5% equity investment in Autoworks, Ltd. a distributor of automotive aftermarket products, based in Tel Aviv, Israel.

     Hahn's operations are contained in two industry segments: the full-service distribution segment and the direct distribution segment. Below is a description of each segment. Financial information about these segments is contained in Note 11, Notes to Consolidated Financial Statements, September 30, 2000 page F-22.

     Industry Overview. The market itself is composed of two basic parts:
Passenger car and light truck products and heavy duty truck products. Hahn operates in the passenger car and light truck market, and currently has a minor presence in the heavy duty truck market. The market for passenger car and light truck products has two basic sales channels: (i) wholesale or installed parts service, serving professional installers, vehicle dealers, retail auto parts stores and other distributors, and (ii) retail, serving do-it-yourself ("DIY") retail customers.

     The wholesale market is Hahn's primary area of focus. Traditionally, the wholesale market has distributed automotive parts using a three-step or full-service distribution process. With full-service distribution, parts manufacturers deliver parts to warehouse distributors, who then deliver to local jobbers who sell individual parts to end users for installation. Full service distribution allows jobbers to provide rapid parts availability to local area professional installers, including service stations, garages and major accounts. Hahn's full service distribution centers and jobbing stores operate in this market.

     The two-step or direct distribution process has evolved in response to increasing capital needs and shrinking margins, and to date, has been more successful in metropolitan areas where there are higher concentrations of professional installers. Direct distributors eliminate a level of distribution from the traditional full-service distribution process. Thus, a large jobber may purchase directly from manufacturers and sell directly to professional installers, thereby eliminating the warehouse distributor level, or a warehouse distributor may skip the jobber level and sell parts directly to installers. Hahn's direct distribution division targets this market.

     Distribution Business. Hahn purchases nearly 150,000 automotive aftermarket stock keeping units ("SKUs"), consisting predominately of nationally branded automotive hard parts, as well as maintenance items, accessories and private label products, from 240 manufacturers, and distributes these products through its distribution network to approximately 1,050 independent jobbing stores and 77 Company owned jobbing stores, which operate principally under the Advantage Auto Stores name. These jobbers supply automotive parts to commercial establishments performing automotive services and, to a much lesser extent, the DIY market. Hahn's distribution network consists of ten full-service distribution centers, four specialty distribution centers, seven direct distribution centers and 77 Advantage Auto jobbing stores located along the Eastern Seaboard and in the

Midwest. Hahn generally does not sell tires or perform automobile repairs or installations through either its distribution centers or jobbing operations.

     Distribution Strategy. Hahn's distribution strategy is based on five key elements:

          - Rapid Delivery From Extensive Inventory -- Hahn maintains a broad product inventory consisting of approximately 150,000 stock keeping units (SKU's) throughout its full-service distribution network, from which it generally delivers products to customers within 24 hours of receipt of an order. Hahn believes that speed of delivery is essential for a jobber to meet the time constraints of its service establishment customers and to manage its own inventory.

          - Strong Customer Relationships and Trained Work Force -Hahn is a customer driven company built on strong, long-term relationships. Hahn provides operational support to its customers on a regular basis to assist them in many aspects of their businesses. In addition, Hahn maintains trained and experienced sales and distribution center personnel to assist jobbers in selecting parts and filling their inventory needs.

          - Growth in Existing Markets -- Hahn seeks to build its revenue base in existing markets by (i) adding new jobbing store customers within territories presently served, and (ii) encouraging existing accounts to purchase additional product lines from Hahn.

          - Leadership in Aftermarket Auto Parts Alliance Programmed Distribution Group -- Aftermarket Auto Parts Alliance, Inc. ("AAPA") (formerly Auto Value Associates, Inc. ("Auto Value")) is an independent national purchasing and marketing program in the automotive aftermarket. Hahn seeks to convert its independent jobbing customers to the AAPA Auto Value program, as Hahn believes AAPA's Auto Value purchasing and marketing programs are beneficial to the jobbers and result in such customers purchasing the preponderance of their inventory needs from Hahn.

     Operating Efficiencies. Hahn's operations are structured to realize operating efficiencies both for itself and for its customers, to benefit from economies of scale in product purchasing, information systems and employee training and to provide an efficient distribution system with the objectives of ease of order placement and speed of delivery.

     Products. Hahn's distribution centers and Company-owned jobbing stores, operating as Advantage Auto Stores (and Genuine Auto Parts in the Dayton, Ohio, area) (herein collectively referred to as "Advantage Auto Stores"), generally offer a wide selection of predominantly nationally branded automotive products for domestic and foreign cars, vans and light trucks. Hahn stocks a wide range of automotive aftermarket products throughout its distribution network, consisting principally of new and remanufactured automotive hard parts, as well as maintenance items and accessory products. Hard parts include, among others, brake parts, exhaust components, engine parts, suspension parts and fuel systems.

     Hahn's customers purchase name-brand products and private label products which carry a larger gross profit margin. These private-label products, marketed under the Parts Master label, are manufactured by a variety of vendors for members of the AAPA Auto Value programmed distribution group. Parts Master products accounted for approximately 21.1%, 19.9% and 17.8% of Hahn's net sales, in Fiscal 2000, 1999 and 1998, respectively, with the remainder of net sales derived from manufacturer's branded products. Since Parts Master brand products have higher profit margins than name brand products, Hahn continually seeks ways to expand sales of Parts Master products, in some instances by having national brand manufacturers supply products under this label.

     Distribution Centers. Central to Hahn's strategy of providing rapid distribution of a broad variety of parts is a distribution network comprised of three varieties of distribution centers: full-service, direct distribution and specialty (which consist of pick-up and accessory distribution centers).

     Full-Service Distribution Centers. Full-service distribution centers distribute to jobbers within a radius of approximately 150 miles, and nine of them serve as hubs for a surrounding network of Company-owned Advantage Auto Stores. Hahn extends the distribution area of three of its full service distribution centers with smaller pick-up distribution centers. These pick-up distribution centers carry specialized inventory categories, with lower inventory turns, for customer pickup when needed, to supplement regular deliveries from the full service distribution center. Hahn also operates a specialty distribution center to centralize the purchasing and distribution of accessory items.

     Hahn, in total, operates ten full-service distribution centers, three pick-up distribution centers and one accessory distribution center. The inventory carried by full-service distribution centers generally range from approximately 33,500 to over 75,500 SKUs, while the pick-up distribution centers stock, on average, approximately 19,000 SKUs and the accessory distribution center stocks selected items.

     Each full-service distribution center employs a General Manager, sales force, clerical, stock-handling and delivery employees. Customers may place their stock orders by computer, telephone, fax or in person at service counters.

     Direct Distribution Centers. Hahn operates seven (7) direct distribution centers, one of which does business under the Professional Auto Warehouse ("PAW") name in Albany, New York. Hahn has selected direct distribution center locations that it has acquired or has opened based upon a high concentration of repair bays and competitive rent. On September 22, 2000, Hahn closed its Professional Auto Warehouse location in Harrisburg, Pennsylvania. Hahn has no plans to replace the PAW Harrisburg location.

     Hahn believes that its direct distribution centers carry a more complete inventory selection than most other national direct distributors. The average Company direct distribution center stocks approximately 23,000 SKU's, with the largest stocking approximately 51,000 SKU's. In addition to parts, the direct distribution centers also supply professional installers with equipment and tools. Each direct distribution center maintains a delivery fleet to provide professional installers with rapid delivery of parts orders.

     Aftermarket Auto Parts Alliance Program. Hahn is a member of AAPA (formerly Auto Value Associates, Inc.), an independent corporation which was created by a merger with All Pro/ Bumper to Bumper, another large programmed automotive parts buying group, in July 1999. This union increased the size and buying power of Auto Value, which provides to its shareholders the benefits of collective purchasing power under arrangements which it negotiates with vendors from whom its shareholders may purchase inventory. AAPA neither purchases nor sells automotive parts and is not involved in the chain of distribution.

     AAPA offers its shareholders value-added marketing, merchandising, advertising and promotion and interior and exterior design layout for delivery to the participating jobber customers of its shareholders. AAPA also offers its shareholders access to private label products under the Parts Master name.

     AAPA requires its shareholders to participate in its purchasing programs to a specified degree and to contribute equally toward its operating expenses. Shareholders, whose jobber customers participate in the marketing service of the Auto Value program, are required to pay a basic fee plus charges for goods and services provided under the program.

     Eli N. Futerman, President and Chief Executive Officer of Hahn, is a past Chairman and currently a director and Treasurer of AAPA. Hahn does not believe that any material conflicts of interests exist as a result of Mr. Futerman's positions in Hahn and AAPA.

     Jobber Services. Hahn's extensive inventory line provides jobber customers with the opportunity to purchase aftermarket products from a single source, which affords its jobber customers the opportunity to reduce operating expenses and improve inventory planning and control.

     Hahn provides support to its customers through its account executives who visit them on a regular basis, advising such customers on products and services, assisting in solving logistical, marketing, merchandising and other problems, as well as soliciting increased purchases from Hahn. These customer support services are supplemented by manufacturers' sales representatives who periodically call on Hahn's customers on behalf of Hahn and by annual trade shows at Company locations. In Fiscal 2000, Hahn held trade shows in Dayton, Ohio and Goldsboro, North Carolina.

     Hahn provides value-added services to its jobber customers that participate in the AAPA programmed distribution group. Through the AAPA program, Hahn assists its participating jobber customers in marketing, merchandising, inventory management and control, store appearance, advertising and product promotion.

     During Fiscal 2000, 29 of Hahn's independent jobber customers joined the AAPA program through Hahn and 24 independent jobber customers resigned or were terminated from the program. As of October 31, 2000, 273 of Hahn's independent jobber customers and all of Hahn-owned jobbing stores participated in the AAPA marketing program.

     Advantage Auto Stores. To support its distribution center business, Hahn operates a chain of jobbing stores under the Advantage Auto Stores name, except for certain Company-owned jobbing stores which operate under "Genuine Parts Company" in Dayton, Ohio, "Finn Auto Parts" in Canandaigua, New York and "Eagle Auto Parts" in East Rochester, New York. References to Advantage Auto Stores in this report include these jobbing stores. The Advantage Auto Stores are located only in regions supplied by Hahn's full-service distribution centers. As of May 11, 2001, Hahn owned and operated a total of 78 Advantage Auto Stores.

     As the Advantage Auto Stores are members of the AAPA program, they typically feature certain consistent appearances and merchandising programs. The stores emphasize knowledgeable sales people and rapid availability of parts with daily truck deliveries. Approximately nine years ago, Hahn embarked on a jobbing store remodeling project. During Fiscal 2000, Hahn remodeled nine jobbing stores, leaving seven stores to be remodeled. Hahn plans to remodel or relocate six more jobbing stores in the next fiscal year.

     iAutoparts. On July 6, 1999, Hahn, through its wholly-owned subsidiary, iAutoparts, Inc., launched iAutoparts.com(R), its online automotive parts store available 24 hours a day. iAutoparts.com(R) was the first online automotive parts store powered by the industry's leading CCI/Triad ePartExpert electronic parts catalog. The Web site guides users through a logical search to ensure accurate automotive parts selection. ePartExpert provides technical tips, parts specifications and suggestions for related parts.

     iAutoparts.com(R) is operated by iAutoparts, Inc., a wholly-owned subsidiary of Hahn, with the assistance of its information technology service provider, CCI/Triad, located in Austin, Texas. iAutoparts has a direct relationship with parts manufacturers which enables it to provide rapid delivery of hard-to-find parts. All iAutoparts.com(R) orders have been fulfilled from Hahn's full service distribution center in Rochester, New York. To date, iAutoparts has had a nominal financial impact on Hahn.

     iAutoparts, Inc., has joined in the formation of Internet Autoparts, Inc., ("IAP") a new internet company that will provide the automotive aftermarket's first industry-sponsored, web-based parts ordering and communications platform linking automotive service providers and the wholesale distributors who supply them with automotive aftermarket products. IAP intends to focus on three major initiatives in the automotive aftermarket parts industry: business-to-business ("B2B") from the professional service dealer to local auto parts stores and warehouses, business-to-consumer ("B2C") from the "do-it-yourselfer" to local auto parts stores and other suppliers; and B2C from the "do-it-for-me" consumer to service dealers. IAP's primary objective is the creation and launch of a quality B2B service. No specific date has been announced for the launch of IAP's internet parts ordering and communications site.

     H.F.V. Inc. A subsidiary of Hahn, H.F.V. Inc. owns a 37.5% interest in Autoworks, Ltd., a corporate joint venture, which distributes automotive aftermarket products in Tel-Aviv, Israel. See Note 4, Notes to Consolidated Financial Statements, September 30, 2000 page F-16.

SELECTED CONSOLIDATED FINANCIAL DATA OF HAHN

     The following table presents our selected historical financial data and other operating information for the five fiscal years ended September 30, 2000 and for the nine months ended June 30, 2001. We derived the financial information for each of the five fiscal years from our audited consolidated financial statements. The consolidated financial statements for such five fiscal years have been audited by PricewaterhouseCoopers LLP, independent auditors We have derived the selected information as of and for the nine-month periods ended June 30, 2001 and 2000, from our consolidated financial statements, which are not audited. In the opinion of management, however, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation at such dates and for such periods have been made. The income statement data for the nine months ended June 30, 2001 is not necessarily indicative of results for a full year. The following data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operation" of Hahn appearing in this proxy statement, and also should be read together with the consolidated audited and unaudited financial statements of Hahn and the notes thereto included at the end of this proxy statement. All share and per share data has been proportionately adjusted for the May 10, 2001 1-for-3 reverse stock split as if the reverse stock split had occurred as of the date for which the information is presented.

                                          NINE MONTHS ENDED
                                              JUNE 30,                                    YEARS ENDED
                                             (UNAUDITED)                                 SEPTEMBER 30,
                                       -----------------------   --------------------------------------------------------------
                                          2001         2000         2000         1999         1998       1997(1)        1996
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                  (IN THOUSANDS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
  Net sales..........................  $   90,358   $   93,889   $  125,575   $  130,998   $  133,503   $  142,242   $  138,395
  Cost of products sold..............      54,904       58,013       77,071       82,002       82,778       86,967       86,077
  Gross profit.......................      35,454       35,876       48,504       48,996       50,725       55,275       52,318
  Selling, general and administrative
    expense..........................      31,165       31,930       42,587       43,512       44,059       46,717       41,657
  Depreciation and amortization
    expense..........................       1,332        1,338        1,789        1.775        1,602        2,005        1,756
  Income from operations.............       2,957        2,608        4,128        3,709        5,064        6,553        8,905
  Interest expense...................      (2,949)      (2,938)      (3,796)      (3,650)      (3,771)      (4,670)      (4,402)
  Service charge and other income....         334          267          509          399          631          719          600
  Gain on sale of marketable
    security.........................           0          196          196           --           --           --           --
  Income (loss) from equity
    investment.......................          34          119          189          (27)        (220)          --           --
  Income before provision for income
    taxes............................         376          252        1,226          431        1,704        2,602        5,103
  Income Tax Expense.................         143           98          450          151          665        1,011        1,950
  Income from continuing
    operations.......................         233          154          776          280        1,039        1,591        3,153
Loss from discontinued operations:
Write-down of investment in
  subsidiary, net of tax.............          --           --           --           --           --      (18,789)(1)         --
Loss from discontinued operations,
  net of tax.........................          --           --           --           --           --       (3,937)      (1,294)
        Total loss from discontinued
          operations.................          --           --           --           --           --      (22,726)      (1,294)
  Net income (loss)..................  $      233   $      154   $      776   $      280   $    1,039   $  (21,135)  $    1,859
Income from continuing operations per
  share..............................  $     0.15   $     0.10   $     0.49   $     0.18   $     0.66   $     1.01   $     1.99
Loss from discontinued operations per
  share..............................          --           --           --           --           --       (14.37)       (0.82)
  Basic and diluted net income (loss)
    per share........................  $     0.15   $     0.10   $     0.49   $     0.18   $     0.66   $   (13.36)  $     1.17
Weighted average shares
  outstanding........................   1,581,671    1,581,671    1,581,671    1,581,671    1,581,671    1,581,671    1,581,671
BALANCE SHEET DATA:
  Working capital....................  $   43,194   $   45,492   $   43,684   $   44,919   $   42,212   $   45,485   $   65,452
  Total assets.......................      73,824       76,808       78,951       79,723       78,311       77,792       97,819
  Long-term obligations..............      42,653       44,538       44,043       45,484       44,645       45,908       40,893
  Shareholders' equity...............      14,692       13,837       14,459       13,773       13,561       12,364       33,499
Book value per share.................  $     9.29

---------------

(1) On July 24, 1997, Autoworks, Inc. filed for protection under Chapter 11 of the United States Bankruptcy Code. In connection with the filing, Hahn recorded a one time after tax charge of $18.8 million and restated all of its financial statements to reflect Autoworks as a discontinued business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The discussion contained in this section should be read in conjunction with the Selected Financial Data section of this proxy statement, the consolidated financial statements and accompanying notes appearing at the end of this proxy statement. In all periods discussed in this proxy statement, Hahn's fiscal year ended on September 30th of the indicated year.

RESULTS OF OPERATIONS

     Three Months Ended June 30, 2001 Compared to Three Months Ended June 30, 2000. Hahn's net sales for the fiscal quarter ended June 30, 2001 declined approximately $1.1 million to $32.4 million, from $33.5 million, for the same fiscal quarter of the previous fiscal year. This 3.0% decrease resulted from the closing of a direct distribution center in the fourth quarter of Fiscal 2000 and a full service distribution center near the end of the second quarter of the current fiscal year and general softness in the auto parts industry caused by various factors, which include improved vehicle manufacturing and performance, longer vehicle warranties, leased vehicles and increased competition at all levels of distribution in the automotive aftermarket industry. For the quarter, on a comparable location basis, net sales decreased by 2.7% at the full service distribution centers, 1.8% at the Advantage Auto Stores, while the Direct Distribution Centers showed an increase of 2.0%.

     Due to the decline in net sales, gross profit for the current quarter decreased $251,000 as compared to the third quarter of Fiscal 2000. Gross profit expressed as a percentage of net sales increased to 38.0% compared to 37.6% for the same quarter of the prior fiscal year. This percentage increase is primarily due to the increase in Advantage Auto Stores' net sales, which generate higher margins, as a percentage of Hahn's total net sales and a focused effort to sell slow moving product at a higher margin.

     Selling, general and administrative expense decreased approximately $189,000 from $11.0 million in the third quarter of Fiscal 2000, to $10.8 million for the comparable quarter of Fiscal 2001. This dollar decrease is primarily the result of the closing of a direct distribution center and a full service distribution center and Hahn's effort to control operating expenses which were partially offset by the increase in fuel and utility costs. As a percentage of net sales, selling, general and administrative expense increased from 32.9% for the third quarter in Fiscal 2000 to 33.3% during the same quarter of Fiscal 2001. This percentage change is primarily due to the decline in net sales.

     Depreciation and amortization increased $2,000 from $443,000 during the corresponding quarter last year, to $445,000 during the third quarter of the current fiscal year. This increase is attributable to the depreciation of recent capital additions, net of the impact of certain assets becoming fully depreciated.

     As a result of the factors discussed above, operating income decreased approximately $64,000, however, due to rounding it remained constant at $1.1 million for the third quarter of both the current fiscal year and the previous fiscal year. As a percentage of net sales, operating income decreased to 3.3% from 3.4% in the same quarter of Fiscal 2000.

     Interest expense decreased approximately $106,000 to $900,000 from $1.0 million for the same quarter of the previous fiscal year. This decrease is the result of lower average interest rates on borrowings outstanding during the quarter compared to the same quarter for the last fiscal year.

     As a result of the factors discussed above, and including the income recognized from the sale of the marketable security and Hahn's equity investment in the previous fiscal year, net income decreased $123,000 to $165,000 or $.10 per share in the three months ended June 30, 2001, from $288,000 or $.18 per share for the same quarter of last fiscal year. Excluding the income from the sale of the marketable security and Hahn's equity investment, net income would have been $161,000 or $.10 per share for the three months ended June 30, 2001 compared to $125,000 or $.08 per share, for the same period in Fiscal 2000.

     Nine Months Ended June 30, 2001 Compared to Nine Months Ended June,
2000. Hahn's net sales decreased $3.5 million or 3.8% from $93.9 million for the nine months ended June 30, 2000 to $90.4 million for the corresponding nine months of Fiscal 2001. This decrease is primarily due to the closure of one direct distribution center and one full service distribution center, as well as the general softness in the auto parts industry caused by the various factors discussed above. On a comparable location basis, compared to the same period during the previous fiscal year, net sales declined by 2.0% at the Advantage Auto Stores, 4.3% at the direct distribution centers and 3.0% at the full service distribution centers. The decrease at the full service distribution centers is partially due to Hahn's acquisition of two stores which were previously customers of the distribution centers, which now operate as Advantage Auto Stores.

     Due to the decline in net sales, gross profit for the first nine months of the current fiscal year decreased by approximately $422,000 to $35.5 million, from $35.9 million, for the same period of the previous fiscal year. As a percentage of net sales, gross profit increased to 39.2% from 38.2% for the previous year. This percentage increase is primarily due to the increase in Advantage Auto Stores net sales, which generate higher margins, as a percentage of Hahn's total net sales and a focused effort to sell slow moving product at a higher margin.

     Selling, general and administrative expense declined approximately $765,000 from $31.9 million for the first nine months of Fiscal 2000, to $31.2 million for the same period of Fiscal 2001. This decrease, which was partially offset by the increase in fuel and utility expenses, was primarily due to the closing of a direct distribution center, a full service distribution center and Hahn's ongoing efforts to control and reduce expenses. As a percentage of net sales, selling, general and administrative expense increased to 34.5%, from 34.0% in the previous fiscal year. This percentage increase was primarily due to the decline in net sales.

     Depreciation and amortization remained constant at $1.3 million for the first nine months of Fiscal Years 2000 and 2001. This is attributable to the depreciation of recent capital additions, net of the impact of certain assets becoming fully depreciated.

     As a result of the factors discussed above, operating income increased from $2.6 million for the first nine months of Fiscal 2000, to $3.0 million for the first nine months of Fiscal 2001. As a percentage of net sales, operating income increased to 3.3%, from 2.8%, for the same nine month period of Fiscal 2000.

     Interest expense remained constant at $2.9 million for the first nine months of Fiscal Years 2001 and 2000. This is attributable to higher interest rates on borrowings outstanding during the first quarter of the current fiscal year and offset by lower average interest rates during the third quarter of this fiscal year.

     As a result of the factors discussed above, and including the income recognized from the sale of the marketable security and Hahn's equity investment in the previous fiscal year, Hahn showed a net profit of $233,000, or $.15 per share for the nine month period ended June 30, 2001, compared to net income of $154,000 or $.10 per share for the first nine months of Fiscal 2000. Excluding the income from the sale of the marketable security and Hahn's equity investment, net income would have been $212,000, or $.13 per share for the nine months ended June 30, 2001, compared to a net loss of $38,000, or $.02 per share, for the same period in Fiscal 2000.

     Fiscal Year 2000 Compared to Fiscal Year 1999. Net sales for Fiscal 2000 decreased $5.4 million, or 4.1% from the prior fiscal year, to $125.6 million. This decrease is attributable to net sales decreases of 6.9% at the direct distribution centers and 6.8% at the full-service distribution centers, partially offset by a net sales increase of .2% at the Advantage Auto Stores.

     The Advantage Auto Stores net sales increase was the result of the acquisition of two former jobbing store customers and a 1.7% increase in comparable store sales which were partially offset by the closing of three Advantage Auto Stores. The net sales decreases in the direct distribution and full service distribution centers are attributable to the softness in the automotive aftermarket parts industry discussed above. Additionally, direct distribution sales were affected by the closing of one direct distribution center while the full service distribution decrease was compounded by the purchase of two jobbing customers that are now operated as Advantage Auto Stores. Sales on a comparable location basis improved by 1.7% in the Advantage Auto Stores, 3.0% in the direct distribution division and declined by 6.8% in the full service distribution.

     Gross profit declined $492,000 or 1.0% to $48.5 million in Fiscal 2000 from $49.0 million in the previous fiscal year. The gross profit decrease was due to the decline in net sales and partially offset by an increase in the gross profit margin. Gross profit margin increased to 38.6% in Fiscal 2000 from 37.4% in fiscal 1999.

     Selling, general and administrative expenses decreased $925,000 from $43.5 million in Fiscal 1999 to $42.6 million, in the current fiscal year. The expense reduction is net of an increase in fuel costs of approximately $349,000 in Fiscal 2000 when compared to Fiscal 1999. This dollar decrease is generally due to Hahn's expense control programs, the closing of one direct distribution center and the closing of one Advantage Auto Store, net of openings. Due to the decrease in net sales, the selling, general and administrative expense, as a percentage of net sales, increased to 33.9% in fiscal 2000, from 33.2% in Fiscal 1999.

     Depreciation and amortization expense increased $14,000 and remained at $1.8 million for both fiscal years ending September 30, 2000 and 1999. As a percentage of net sales, depreciation and amortization increased to 1.42% in fiscal 2000, compared to 1.35% for the previous Fiscal year.

     As a result of the factors discussed above, income from operations for Fiscal 2000, increased $419,000 from $3.7 million or 2.8% of net sales in the prior fiscal year to $4.1 million or 3.3% of net sales in the current fiscal year.

     Interest expense increased $146,000 in Fiscal 2000 to $3.8 million from $3.7 million for Fiscal 1999. This increase is attributable to the increase in interest rates during Fiscal 2000, as compared to Fiscal 1999.

     In Fiscal 2000 the Company realized a one-time gain resulting from the sale of its only marketable security. It also recorded, under the equity method of accounting, income of $189,000 from the debt and equity investments of H.F.V. Inc., a wholly owned subsidiary of the Company, in Autoworks, Ltd. There are no assurances that Autoworks, Ltd. will achieve similar results in the future due to the political instabilities in Israel.

     In Fiscal 2000 the provision for income taxes on income was $450,000, an effective rate of 36.7%, as compared to $151,000, an effective rate of 35.0%, in fiscal 1999.

     As a result of the factors discussed above, Hahn had net income for Fiscal 2000 of $776,000, or $.16 per share, as compared to $280,000, or $.06 per share, of net income for fiscal 1999.

     Fiscal Year 1999 Compared to Fiscal Year 1998. Net sales for Fiscal 1999 decreased $2.5 million, or 1.9% from the prior fiscal year, to $131.0 million. This decrease is attributable to net sales decreases of 3.3% at the direct distribution centers and 3.7% at the full-service distribution centers, partially offset by a net sales increase of 1.1% at the Advantage Auto Stores.

     The Advantage Auto Stores net sales increase was the result of the acquisition of two former jobbing store customers and partially offset by the closing of five Advantage Auto Stores and a 1.8% decrease in comparable store sales. The net sales decreases in the direct distribution and full service distribution centers are attributable to the softness in the automotive aftermarket parts industry. This softness is the result of factors such as leasing, improved vehicle performance, warranties and increased competition in the industry. Sales on a comparable location basis declined by 1.8% in the Advantage Auto Stores, 3.3% in the direct distribution division and 3.7% in the full service distribution. Full service distribution decrease was compounded by the purchase of two jobbing customers that are now operated as Advantage Auto Stores.

     Gross profit declined $1.7 million or 3.4% to $49.0 million in Fiscal 1999 from $50.7 million in the previous fiscal year. Gross profit decrease was due to the decline in net sales and the gross profit margin. Gross profit margin declined to 37.4% in Fiscal 1999 from 38.0% in Fiscal 1998.

     Selling, general and administrative expenses decreased $547,000 from $44.1 million in Fiscal 1998 to $43.5 million, in the current fiscal year. This dollar decrease is generally due to a net reduction of three Advantage Auto Store locations. Due to the decrease in net sales, the selling, general and administrative expense as a percentage of net sales increased to 33.2% in fiscal 1999 from 33.0% in Fiscal 1998.

     Depreciation and amortization expense increased $173,000 from $1.6 million in Fiscal 1998 to $1.8 million in the fiscal year ending September 30, 1999. This increase is primarily attributable to negative goodwill being fully amortized in January of Fiscal 1999.

     As a result of the factors discussed above, income from operations before interest and taxes for Fiscal 1999, decreased $1.4 million from $5.1 million or 3.8% of net sales in the prior fiscal year to $3.7 million or 2.8% of net sales in the current fiscal year.

     Interest expense decreased $121,000 in Fiscal 1999 to $3.7 million from $3.8 million for Fiscal 1998. This decrease is attributable to slightly lower outstanding debt balances during fiscal 1999 as compared to fiscal 1998.

     In Fiscal 1999, the provision for income taxes on income was $151,000, an effective rate of 35.0%, as compared to $665,000, an effective rate of 39.0%, in 1998.

     As a result of the factors discussed above, Hahn had net income for fiscal 1999 of $280,000 or $.06 per share as compared to $1.0 million or $.22 per share of net income for Fiscal 1998.

  Liquidity and Capital Resources.

     Hahn's principal sources of liquidity for its operational and capital requirements are internally generated funds, borrowings under its revolving credit facility, leasing arrangements and extended terms from vendors.

     During the first nine months of Fiscal 2001, operations provided net cash of $719,000. This was largely due to a decrease in inventory of approximately $4,300,000 and income adjusted for non-cash items. These were partially offset by a decrease in accounts payables and other accrued expenses of approximately $5,100,000.

     During Fiscal 2000, 1999 and 1998, operating activities provided net cash of $1.6 million, $300,000 and $2.4 million, respectively, including non-cash items for depreciation and bad debt of $2.2 million, $1.9 million and $2.1 million, respectively. These were partially offset by increases in inventory of $1.7 million, $500,000 and $1.5 million for fiscal years 2000, 1999 and 1998, respectively.

     During the first nine months of Fiscal 2001 and during Fiscal 2000, 1999 and 1998, investing activities consisted mainly of routine capital expenditures for delivery vehicles, computer equipment, and store and warehouse fixtures. Capital expenditures were $480,000 during the first nine months of Fiscal 2001 compared to $349,000 during the same period of the previous fiscal year. Net capital expenditures during Fiscal 2000, 1999 and 1998 were $600,000, $800,000, and $300,000, respectively. The Company anticipates making capital expenditures of approximately $100,000 during the remainder of the current fiscal year.

     Financing activities during the first nine months of Fiscal 2001 consumed $243,000 of cash. This was primarily due to payments on long-term debt partially offset by an increase in borrowings against the credit facility. Financing activities during Fiscal 2000 consumed cash of approximately $1.7 million, , and approximately $2.5 million during Fiscal 1998 while, generating $300,000 in Fiscal 1999. The cash used in financing activities during both Fiscal 2000 and Fiscal 1998 reflect the payment of long term debt. The funds generated by financing activities during Fiscal 1999 resulted from the increased use of Hahn's line of credit, partially offset by paydowns on other long term notes payable. During Fiscal 2000, the Estate of Michael Futerman, (the former Chairman of the board and majority shareholder of Hahn), and Eli Futerman, (the President and Chief Executive Officer of Hahn), deferred principal payments due them from the Company under the subordinated notes until 2003. As a result, in Fiscal 2000, Hahn made interest payments only on the subordinated notes.

     Hahn has a Loan and Security Agreement with Fleet Capital, which matures on October 22, 2002. The facility provides for, among other things, a revolving credit facility with $50 million in maximum availability subject, however, to borrowing base restrictions, and a $2.5 million term loan, a $3.5 million supplemental availability line and a $2.0 million letter of credit sub-facility. The obligations of Hahn under the credit facility are collateralized by a first priority security interest on substantially all present and future assets of Hahn and is guaranteed up to a maximum amount of $2.5 million by the Estate of Michael Futerman. Mortgages on certain real estate were pledged as collateral for the estate's guarantee. These obligations are now guaranteed by the Estate of Michael Futerman. The credit facility contains restrictive covenants, including, without limitation, restrictions on changes in the character of the business, mergers, sales or transfers of assets, acquisitions, capital expenditures, liens, indebtedness, restricted payments or repurchases of other indebtedness, dividends and transactions with affiliates. (See Note 5, Notes to Consolidated Financial Statements, page F-17.) Hahn is required to meet a fixed charge coverage ratio of .50 for the first three quarters and .7 for the fourth quarter of Fiscal 2000, which will be measured on a rolling twelve month basis. By letter dated March 21, 2001, Fleet Capital consented to the merger transaction and agreed to exclude $200,000 in expenses from the determination of the fixed charge coverage ratio. These are expenses to be incurred in connection with the merger transaction. As of July 31, 2001, Hahn had an outstanding balance of $36.1 million under the credit facility, with availability of an additional $847,000 due to borrowing base restrictions.

     On July 24, 1997, Hahn's wholly-owned subsidiary, Autoworks, Inc., filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. On April 22, 1998, a settlement agreement and release was negotiated between Hahn and the official unsecured creditors' committee. The settlement agreement was approved by the bankruptcy court on June 18, 1998. Under the settlement agreement, as amended on November 18, 1999, Hahn agreed to make certain payments in exchange for the committee's release of the Company from all claims. In Fiscal 2000, the Company paid $353,333 to the creditor trust and is due to make payments of the same amount in both Fiscal 2001 and 2002. Such payments are appropriately reserved for by Hahn. Hahn has also reserved for the present value of future minimum rental payments of Autoworks, Inc. that were guaranteed by the Company. During Fiscal 2000, the bankruptcy court approved the Autoworks, Inc. plan of reorganization which included establishing a creditor trust to make distributions to creditors under the plan.

     In the future Hahn may make minor strategic acquisitions and open new direct distribution centers and Advantage Auto Stores to the extent that its debt service and other funding requirements permit. Hahn's ability to open new direct distribution centers depends on Hahn's ability to negotiate extended payment terms with vendors (which initially minimizes additional working capital requirements), and on consents from Hahn's lender.

     Hahn anticipates that its sources of cash flow will provide sufficient working capital to operate its business, make expected capital expenditures and meet its other short-term and longer-term liquidity needs at least through the end of Fiscal 2001.

     Inflation. Hahn does not believe that its operations have been materially affected by inflation. In general, Hahn has been able to pass on to its customers any increases in the cost of its inventory.

     Seasonality. Hahn's business is somewhat seasonal in nature, primarily as a result of the impact of weather conditions on the demand for automotive aftermarket products. Historically, Hahn's net sales and gross profits have been higher in the second half of each fiscal year than in the first half.

     Quantitative And Qualitative Disclosure About Market Risks. Hahn's credit facility and other financial obligations at June 30, 2001 are sensitive to changes in interest rates. At June 30, 2001, approximately 86.0% of Hahn's debt and capital lease obligations are subject to changes in market interest rates and are sensitive to those changes. Hahn currently has no derivative instruments to offset the risk of interest rate changes. Hahn's weighted average of interest rates on the total debt outstanding as of June 30, 2001 was 6.89%.

MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK

     Until July 28, 1999, the common stock of Hahn traded on the Nasdaq National Market under the symbol "Hahn". Since July 29, 1999, the common stock of Hahn has traded on the Nasdaq SmallCap Market under the symbol "HAHN" (except for the period from April 3, 2001 until June 11, 2001, during which it traded under the symbols "HAHNC" and "HAHCD") The following table shows the range of high and low sales prices (rounded to the nearest cent) of the common stock for the periods indicated based upon information supplied by the Nasdaq system. Prices represent quotations between dealers without adjustments for retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

                                                          FISCAL YEAR ENDED SEPTEMBER 30
                       ----------------------------------------------------------------------------------------------------
                           2001            2000             1999             1998              1997              1996
                       -------------   -------------   --------------   ---------------   ---------------   ---------------
                       HIGH     LOW    HIGH     LOW     HIGH     LOW     HIGH     LOW      HIGH     LOW      HIGH     LOW
                       -----   -----   -----   -----   ------   -----   ------   ------   ------   ------   ------   ------
1st Quarter..........  $3.37   $1.13   $7.41   $3.00   $16.31   $6.00   $21.38   $17.00   $25.96   $23.08   421.00   $21.94
2nd Quarter..........  $3.75   $1.50   $6.75   $3.19   $ 8.44   $6.00   $18.00   $15.00   $25.96   $21.64   $26.25   $17.25
3rd Quarter..........  $3.30   $2.16   $4.03   $1.69   $ 5.63   $1.50   $17.25   $16.50   $27.00   $20.25   $28.50    23.38
4th Quarter..........     --      --   $4.13   $2.25   $18.75   $3.00   $1.650   $15.75   $21.00   $18.00   $27.75   $24.00

     Hahn announced the Glick buy-out group acquisition proposal through a press release which it issued after the close of trading on the Nasdaq SmallCap Market on January 19, 2001. The closing price of the common stock on the Nasdaq SmallCap Market on January 18, 2001 was $1.875 per share. On April 6, 2001, the last business day before public announcement that the merger agreement had been entered into, the closing price of the common stock on the Nasdaq SmallCap Market was $2.43. YOU ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR YOUR SHARES OF COMMON STOCK.

     Hahn has not paid any cash dividends on the common stock in the past, and has no present intentions of paying cash dividends on the common stock in the foreseeable future. In addition, payment of dividends by Hahn is subject to restrictions under Hahn's existing loan and security agreement, and under the merger agreement, Hahn has agreed not to pay any dividends on the common stock prior to the effective time of the merger.

     Nasdaq has required that Hahn achieve a $1.00 minimum bid price no later than May 14, 2001 and maintain it for 10 consecutive trading days, thereafter. On June 1, 2001, Nasdaq notified Hahn that it had met the minimum bid continued listing requirement.

DIRECTORS AND EXECUTIVE OFFICERS

     The following persons are Hahn's executive officers and directors:

                       NAME                          AGE                   POSITION
                       ----                          ---    --------------------------------------
Eli N. Futerman....................................  42     Chief Executive Officer and President
Daniel J. Chessin..................................  39     Executive Vice President and Secretary
Daniel R. McDonald.................................  50     Vice President -- General Counsel
Albert J. Van Erp..................................  63     Vice President -- Finance
Timothy Vergo......................................  51     Vice President -- Wholesale Operations
Stephen B. Ashley..................................  60     Director
William A. Buckingham..............................  58     Director
Gordon E. Forth....................................  40     Director
Nathan Lewinger....................................  56     Director
E. Philip Saunders.................................  63     Director

     Eli N. Futerman has been President of Hahn since May, 1992. In January, 1999 he assumed the additional responsibility of Chief Executive Officer. Prior to that time, he held various offices with Hahn, including Vice President and Secretary, since beginning employment with Hahn in June, 1980. From November, 1993, Mr. Futerman served as President and as the Chief Executive Officer respectively of Hahn's wholly owned subsidiary Autoworks, Inc. which filed for protection under Chapter 11 of the Bankruptcy Code in July, 1997 and which had its plan of reorganization approved by the Bankruptcy Court in November, 1999. Since its inception in May, 1999, Mr. Futerman has been the President of Hahn's internet e-commerce auto parts business, iAutoparts.com(R). Mr. Futerman has been a director of Hahn since September, 1979. Mr. Futerman is a member of the board of directors and Treasurer of Aftermarket Auto Parts Alliance, Inc. formerly Auto Value Associates, Inc., the programmed distribution group of which Hahn is a member. Mr. Futerman is 42 years of age. Mr. Futerman is the brother-in-law of Daniel J. Chessin.

     Daniel J. Chessin has been Executive Vice President of Hahn since March, 1995, and Secretary and a director of Hahn since May, 1992. Prior to that time, he held various offices with Hahn since beginning employment with Hahn in March, 1988. From November, 1993, Mr. Chessin served as Vice President and as Executive Vice President of Hahn's wholly owned subsidiary Autoworks, Inc. which filed for protection under Chapter 11 of the Bankruptcy Code in July, 1997 and which had its plan of reorganization approved by the Bankruptcy Court in November, 1999. Since May, 1999, Mr. Chessin has been Secretary of Hahn's internet e-commerce auto parts business, iAutoparts.com(R). Prior to joining Hahn, Mr. Chessin was engaged in the private practice of law. Mr. Chessin is a member of the Board of Governors of the Car Care Council (a national association for automobile maintenance awareness). Mr. Chessin is 39 years of age. Mr. Chessin is the brother-in-law of Eli N. Futerman.

     Albert J. Van Erp has been Vice President -- Finance of Hahn since March 2001. From August 1998 to March 2001, he served as Vice President -- Controller of Hahn. From May, 1992 until August, 1998 he served as Vice
President -- Finance. From December, 1985 to May, 1992, he served as Controller of Hahn. Mr. Van Erp has over 35 years experience in corporate internal accounting. Mr. Van Erp is 63 years of age.

     Timothy Vergo has been Vice President -- Wholesale Operations of Hahn since May, 1992. From August, 1981 to May, 1992, he served as Director of Operations of Hahn. Mr. Vergo is 51 years of age.

     Daniel R. McDonald joined Hahn as Vice President -- General Counsel in July, 1997. Prior to joining Hahn, Mr. McDonald was Associate General Counsel of First Federal Savings and Loan Association of Rochester, which was headquartered in Rochester, New York. Before joining First Federal in April, 1993, Mr. McDonald was engaged in private law practice. Mr. McDonald has also served as Vice President and Deputy General Counsel of Goldome FSB and was previously a partner in the Buffalo law firm of Jaeckle, Fleischmann & Mugel. Mr. McDonald is 50 years of age.

     Stephen B. Ashley has been a director of Hahn since May, 1992. Mr. Ashley has been the Chairman and Chief Executive Officer of the Ashley Group since September, 1996 (which includes related companies focused on management, brokerage, financing and investment in commercial and multi-family real-estate), 600 Powers Building, 16 West Main Street, Rochester, New York 14614. Mr. Ashley served as Chairman and Chief Executive Officer of both Sibley Mortgage Corporation and Sibley Real Estate Services, Inc. from January, 1991 to March, 1996, at which time he resigned as Chief Executive Officer of Sibley Mortgage Corporation. Prior to 1991 he served as President and Chief Executive Officer of both corporations (or their predecessors-in-interest) since 1975. He is also a director of The Genesee Corporation (which engages in dry food processing), the Federal National Mortgage Association, Inc. (Fannie Mae), and the Exeter Fund, Inc. and Manning and Napier Insurance Fund, Inc. (both of which are advisory firms to a family of mutual funds). In December, 2000 Mr. Ashley became a director of the High Falls Brewing Company and President of The Genesee Corporation, which sold the High Falls Brewing Company to a group of private investors. Mr. Ashley is 60 years of age.

     E. Philip Saunders has been a director of Hahn since May, 1992. Mr. Saunders is the former Chairman and Chief Executive Officer of Sugar Creek Corp., 760 Brooks Avenue, Rochester, New York 14619, and its subsidiaries, W.W. Griffith Oil Co. (a petroleum distributor) and Sugar Creek Stores, Inc. (a convenience chain store operation) since 1977 and 1982, respectively. He has also been Chairman and Chief Executive Officer of Travel Ports of America, Inc. (a truck stop chain operation) since November, 1987. Mr. Saunders has been Vice Chairman of the Genesee Regional Bank (formerly the Lyndon Guaranty Bank) since April, 1997. He has also been a member of the board of directors, since October, 1998, of American Rock Salt, LLC and in November, 2000, he was named Chief Executive Officer of that entity. Mr. Saunders previously served as a director of Truckstops of America, Inc. (a regional chain of truck stops) and of Ryder Systems, Inc. (which engages mainly in the rental of vehicles) after that corporation acquired Truckstops of America, Inc., and as a director of Richardson Food Corporation (a distributor of dessert toppings and condiments). Mr. Saunders is 63 years of age.

     William A. Buckingham has been a director of Hahn since November, 1997 and is currently a consultant in the private sector at 24 Berkley Street, Rochester, New York 14607. From 1990 to 1997 he held several positions in the banking industry which included Executive Vice President of First Empire State Corporation and M&T Bank where he was responsible for that Company's Retail Banking Division. From 1973 to 1990, Mr. Buckingham held several positions with the Manufacturers Hanover Trust Company where he was Executive Vice President with responsibility for branch operations and consumer and small business lending, and President and Chief Executive Officer of Manufacturers Hanover, N.A. Mr. Buckingham currently serves as Chairman of the Board of Trustees at the Rochester Institute of Technology and as a Director of its for-profit RIT Research Corporation subsidiary. Mr. Buckingham also serves as Vice Chairman of the Directors Advisory Council of M&T Bank and as a Director and member of the Management Continuity Committee of The Genesee Corporation (which engages in dry food processing). Mr. Buckingham is 58 years of age.

     Nathan Lewinger is a private investor whose investments include real estate and high tech companies. His business address is c/o Usave Express, 2627 Ives Dairy Road, Suite 100, Aventura, Florida 33180. From 1976 until 1988 Mr. Lewinger served as President of Pennant Products Inc. (a manufacturer of bakery ingredients) until Pennant Products was sold in 1988 to Unilever Corporation. From 1988 to 1990 Mr. Lewinger served as President of the Bakery Division of Van Den Burgh Foods (a division of Unilever) and from 1990 to 1993 he was a consultant to Unilever Corporation. He currently serves on the Board of EKMS, an intellectual property consulting firm in Cambridge, Massachusetts. Mr. Lewinger is 56 years of age.

     Gordon E. Forth served as a director of Hahn from May, 1992, to June, 1997. Mr. Forth rejoined Hahn's board of directors in March, 2000. Mr. Forth is a partner of Woods Oviatt Gilman LLP, a Rochester, New York based law firm, where he has practiced law since 1987. His business address is Woods Oviatt Gilman LLP, 700 Crossroads Building, Rochester, New York 14614. Mr. Forth also serves as corporate secretary for Zapata Corporation, a holding company, and Zap.Com Corporation, which until January 2001 was an internet advertising and e-commerce networking company. Woods Oviatt provides legal services to Hahn. Mr. Forth is 40 years of age.

     Hahn, and to its knowledge, the directors and officers thereof, and Futerman, Chessin, Glick and HAW Acquisition, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of these laws.

     All filing persons and directors and officers of Hahn, Glick and HAW Acquisition are citizens of the United States.

STOCK OWNERSHIP

     The following table sets forth the number of shares of common stock beneficially owned at April 30, 2001 by (i) each director, (ii) each executive officer, (iii) by all directors and executive officers of Hahn as a group and
(iv) each person or other entity known by Hahn to beneficially own more than 5% of the outstanding common stock.

                                                  AMOUNT AND NATURE OF
          DIRECTOR, NOMINEE OR GROUP             BENEFICIAL OWNERSHIP(1)    PERCENT OF CLASS(6)
          --------------------------             -----------------------    -------------------
Eli N. Futerman,
President, Chief Executive
  Officer and Director.........................         974,520(2)                 61.0
Daniel J. Chessin,
Executive Vice President, Secretary and
  Director.....................................          48,184(3)                  3.0
Stephen B. Ashley,
Director.......................................             4,783                     *
William A. Buckingham,
Director.......................................             3,334                     *
Gordon E. Forth,
Director.......................................             1,667                     *
Nathan Lewinger,
Director.......................................             1,667                     *
E. Philip Saunders,
Director.......................................           4,249(4)                    *
Albert J. Van Erp,
Vice President -- Finance......................          14,506(4)                    *
Timothy Vergo,
Vice President -- Wholesale Operations.........          17,039(4)                  1.1
All Directors and Named Executive Officers of
  Hahn as a Group (9 persons)..................       1,069,949(5)                 64.3

---------------

* Indicates the number of shares constitutes less than 1% of the outstanding common stock.

(1) Unless otherwise indicated, the persons included in the table have sole voting and sole investment power with respect to the shares owned by him. Shares of common stock subject to options that are either currently exercisable or exercisable with Hahn within 60 days of April 30, 2001 are deemed to be outstanding and to be beneficially owned by the option holder for purposes of computing the percentage of ownership of the option holder. These shares, however, are not treated as outstanding for purposes of computing the percentage ownership of any other person.

(2) Includes 4,775 shares owned by Mr. Futerman's immediate family and 15,561 shares which may be purchased by Mr. Futerman pursuant to stock options that are currently exercisable. Also includes 789,426 shares over which Mr. Futerman has voting and investment control as the executor of Michael Futerman's Estate and trustee of the Michael Futerman Living Trust and voting and investment control over 59,987 shares in the name of Sara Futerman. Under Michael Futerman's will and Living Trust, his shares have been distributed to a marital trust under the Living Trust, for the benefit of Michael Futerman's wife, Sara Futerman. Eli N. Futerman will continue to have voting and investment control over these shares as trustee of the marital trust. Mr. Futerman disclaims beneficial ownership of shares not held of record by him, individually, as executor or as trustee.

(3) Includes 24,136 shares owned jointly of record by Mr. and Mrs. Chessin, 20,384 shares which may be purchased by Mr. Chessin pursuant to stock options that are currently exercisable and 3,664 shares controlled by Mrs. Chessin as custodian for their minor children. Mr. Chessin disclaims beneficial ownership over all shares owned by his immediate family members.

(4) Includes shares issuable upon exercise of stock options presently exercisable as follows: Stephen B. Ashley, 4,250 shares; William A. Buckingham, 2,667 shares; Gordon E. Forth, 1,667; Nathan Lewinger, 1,667; E. Philip Saunders, 4,250 shares; Timothy Vergo, 17,039 shares; and Albert J. Van Erp, 14,506 shares.

(5) Includes 81,991 shares issuable upon exercise of stock options presently exercisable.

(6) The percentages in this column have been calculated on the basis of the 1,581,671 shares outstanding on April 30, 2001, plus the number of shares of common stock deemed outstanding pursuant to SEC Rule 13d-3(d)(1).

                INFORMATION REGARDING GLICK AND HAW ACQUISITION

GLICK, LLC

     Glick is a Nevada limited liability company organized on April 27, 2001, by Futerman, Chessin and certain other family members for the purpose of effecting the merger. Futerman, Chessin and certain other family members are the only members of Glick. Glick is a holding entity that has no material assets other than the shares of HAW Acquisition. Glick is a party to a Contribution and Voting Agreement dated as of May 11, 2001 with Futerman, Chessin and certain other family members, whereby those individuals have agreed to contribute their shares of Hahn common stock to Glick on or before the merger so that at the effective time of the merger, Glick will hold 1,011,553 shares of Hahn common stock, or approximately 64% of Hahn's outstanding common stock. The other members of the Glick buy-out group are the Michael Futerman Living Trust, the Estate of Michael Futerman, Sara Futerman, Peggy Futerman, Rina Chessin, Daphne Futerman and Ira Jevotovsky. Eli Futerman, Rina Chessin and Daphne Futerman are the children of Michael Futerman (deceased) and Sara Futerman. Daniel Chessin is the husband of Rina Chessin. Ira Jevotovsky is the husband of Daphne Futerman. Peggy Futerman is the wife of Eli Futerman. Except in connection with entering into the merger agreement and carrying out the transactions contemplated by the merger agreement, including the organization of HAW Acquisition and the execution and delivery of the Contribution and Voting Agreement, Glick has not engaged in any activities since its organization. Futerman and Chessin are managers of Glick and, together, hold 100% of the voting control of Glick. The address of Glick is c/o Eli N. Futerman and Daniel J. Chessin, 415 West Main Street, Rochester, New York 14608, and its telephone number is (716) 235-1595.

HAW ACQUISITION

     HAW Acquisition is a New York corporation organized on April 5, 2001 by Futerman and Chessin for the purpose of effecting the merger. The only shareholder of HAW Acquisition is Glick. If the merger is consummated, at the effective time of the merger, HAW Acquisition will be merged with and into Hahn, with Hahn as the surviving corporation following the merger. HAW Acquisition has no material assets and has not engaged in any activities except in connection with entering into the merger agreement and carrying out the transactions contemplated by the merger agreement. Futerman and Chessin are Co-Presidents of HAW Acquisition, and are its only directors. The address of HAW Acquisition is c/o Eli N. Futerman and Daniel J. Chessin, 415 West Main Street, Rochester, New York 14608, and its telephone number is (716) 235-1595.

RECENT STOCK PURCHASES

     In May 2000, Eli N. Futerman, as trustee of the Michael Futerman Living Trust, purchased 80,024 shares of Hahn common stock from David M. Appelbaum in a for $660,203.50 at a price of $8.25 per share in a private transaction. This represents a substantial premium over the price to be paid in the merger. This transaction was in connection with the settlement of a dispute between Mr. Appelbaum and Mr. Futerman. Also in connection with the transaction, Mr. Futerman transferred to Mr. Appelbaum his interest in FCA Associates, a real estate partnership, and Mr. Appelbaum resigned his position with Hahn. In the opinion of Mr. Futerman and Glick, this purchase price substantially exceeded the fair value of the shares of common stock acquired. See "Interest Of Certain Other Persons in the Merger and Hahn -- Certain Other Transactions".

     The table below sets forth information regarding open-market purchases by Mr. Futerman of common stock since April 30, 1999, including the number of shares purchased, the range of prices paid and the average purchase price during each quarterly period presented. We have not presented quarterly periods in which no purchases were made.

                                                                            PRICE           AVERAGE
              NAME                       DATE          NO. OF SHARES        RANGE        PURCHASE PRICE
              ----                 ----------------    -------------    -------------    --------------
Eli N. Futerman..................  4th Quarter 2000      49,700(1)      $2.75 - $3.75        $3.18

---------------
(1) Shares purchased by the Michael Futerman Living Trust, of which Eli N. Futerman is trustee, and over which shares Eli N. Futerman has sole investment and voting control.

CONTRIBUTION AND VOTING AGREEMENT

     Glick, Futerman, Chessin and certain other family members have entered into a contribution and voting agreement dated as of May 11, 2001, in which they have agreed to vote their respective shares of common stock in favor of the merger and the merger agreement at the special meeting or any adjournment thereof. The agreement also provides that the individual parties to the agreement will contribute their shares of common stock to Glick in exchange for membership interests in Glick in relative proportion to the shares they have contributed. The agreement further provides that, until the merger is consummated or the merger agreement is terminated in accordance with its terms the individual parties to the agreement will not sell, transfer, pledge, assign or otherwise dispose of their shares to any person other than to Glick or its designee.

                              INDEPENDENT AUDITORS

     The consolidated balance sheets as of September 30, 1999 and September 30, 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years ending September 30, 1998, 1999 and 2000, appearing at the end of this proxy statement have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report. A representative of PricewaterhouseCoopers LLP will be at the special meeting to answer appropriate questions from shareholders and will have the opportunity to make a statement if so desired.

                             SHAREHOLDER PROPOSALS

     Shareholder proposals for inclusion in the proxy statement and form of proxy for the next special meeting of shareholders must be received by Hahn at its executive offices on or before September 30, 2001.

              Daniel J. Chessin,
              Executive Vice President
              and Secretary

Rochester, New York
August 10, 2001

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE NO.
                                                               --------
Condensed Consolidated Balance Sheets -- June 30, 2001
  (unaudited) and September 30, 2000 (audited)..............      F-2
Condensed Consolidated Statements of Operations -- for the
  nine months and three months ended June 30, 2001 and June
  30, 2000 (unaudited)......................................      F-3
Condensed Consolidated Statements of Cash Flows -- for the
  nine months ended June 30, 2001 and June 30, 2000
  (unaudited)...............................................      F-4
Condensed Consolidated Statements of Comprehensive
  Income -- for the nine months and three months ended June
  30, 2001 and June 30, 2000 (unaudited)....................      F-5
Notes to Condensed Consolidated Financial Statements, June
  30, 2001 (unaudited)......................................      F-6
Report of Independent Accountants...........................      F-9
Consolidated Balance Sheets at September 30, 2000 and 1999
  (audited).................................................     F-10
Consolidated Statements of Operations for the Years Ended
  September 30, 2000, 1999 and 1998 (audited)...............     F-11
Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended September 30, 2000, 1999 and 1998
  (audited).................................................     F-12
Consolidated Statements of Cash Flows for the Years Ended
  September 30, 2000, 1999 and 1998 (audited)...............     F-13
Notes to Consolidated Financial Statements, September 30,
  2000 (audited)............................................     F-14

                        HAHN AUTOMOTIVE WAREHOUSE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                               JUNE 30,      SEPTEMBER 30,
                                                                 2001            2000
                                                              -----------    -------------
                                                              (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
                                          ASSETS
Current Assets:
  Cash......................................................    $    76         $    80
  Trade Accounts Receivable (Net of Allowance for Doubtful
     Accounts)..............................................     16,086          16,062
  Inventory.................................................     41,928          46,192
  Other Current Assets......................................      1,583           1,799
                                                                -------         -------
       Total Current Assets.................................     59,673          64,133
Property, Equipment and Leasehold Improvements, net.........      5,416           6,016
Other Assets................................................      8,735           8,802
                                                                -------         -------
                                                                $73,824         $78,951
                                                                =======         =======
                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt and capital lease
     obligations............................................    $ 2,035         $ 1,253
  Accounts payable..........................................      8,463          13,266
  Compensation related liabilities..........................      1,331           1,613
  Discontinued operations...................................        345             392
  Other accrued expenses....................................      4,305           3,925
                                                                -------         -------
       Total Current Liabilities............................     16,479          20,449
Obligations under credit facility...........................     36,053          35,739
Notes payable -- officers and affiliates....................      1,445           1,445
Long-term debt..............................................        806           1,896
Capital lease obligations...................................      2,538           2,787
Other liabilities...........................................      1,811           2,176
                                                                -------         -------
       Total liabilities....................................     59,132          64,492
Shareholders' Equity:
  Common stock (par value $.01 per share; authorized
     20,000,000 shares; issued and outstanding 1,581,671)...         16              16
  Additional paid-in capital................................     26,006          26,006
  Retained earnings.........................................    (11,330)        (11,563)
                                                                -------         -------
       Total shareholders' equity...........................     14,692          14,459
                                                                -------         -------
                                                                $73,824         $78,951
                                                                =======         =======

    The accompanying notes are an integral part of the financial statements.

                        HAHN AUTOMOTIVE WAREHOUSE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     FOR THE NINE MONTHS     FOR THE THREE MONTHS
                                                            ENDED                    ENDED
                                                    ---------------------   -----------------------
                                                    JUNE 30,    JUNE 30,     JUNE 30,     JUNE 30,
                                                      2001        2000         2001         2000
                                                    ---------   ---------   ----------   ----------
                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                                      (UNAUDITED)
Net Sales.........................................  $ 90,358    $ 93,889     $ 32,448     $ 33,464
Cost of Products Sold.............................    54,904      58,013       20,119       20,884
                                                    --------    --------     --------     --------
Gross Profit......................................    35,454      35,876       12,329       12,580
Selling, General and Administrative Expense.......    31,165      31,930       10,812       11,001
Depreciation and Amortization.....................     1,332       1,338          445          443
                                                    --------    --------     --------     --------
Operating Income..................................     2,957       2,608        1,072        1,136
Interest Expense..................................    (2,949)     (2,938)        (912)      (1,018)
Interest and Service Charge Income................       334         267          101           88
Gain on Sale of Marketable Security...............         0         196            0          196
Income from Equity Investment.....................        34         119            6           66
                                                    --------    --------     --------     --------
Income Before Taxes...............................       376         252          267          468
Income Taxes......................................       143          98          102          180
                                                    --------    --------     --------     --------
Net Income........................................  $    233    $    154     $    165     $    288
                                                    --------    --------     --------     --------
Basic and Diluted Earnings Per Share:
Net Income (Loss).................................  $   0.15    $   0.10     $   0.10     $   0.18
                                                    --------    --------     --------     --------
Basic and Diluted Weighted Average Number of
  Shares..........................................  1,581,671   1,581,671   1,581,671    1,581,671

    The accompanying notes are an integral part of the financial statements.

                        HAHN AUTOMOTIVE WAREHOUSE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    FOR THE
                                                               NINE MONTHS ENDED
                                                              -------------------
                                                              JUNE 30,   JUNE 30,
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $   233    $   154
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    1,332      1,338
     Provision for doubtful accounts and notes..............      386        397
Change in assets and liabilities:
  Trade receivables.........................................     (410)      (178)
  Inventory.................................................    4,264        980
  Other assets..............................................       31        591
  Accounts payable and other accruals.......................   (5,117)    (2,516)
                                                              -------    -------
Net cash provided by operating activities...................      719        766
                                                              -------    -------
Cash flows from investing activities:
Additions to property, equipment and leasehold improvements,
  net.......................................................     (480)      (349)
                                                              -------    -------
Net cash used in investing activities.......................     (480)      (349)
                                                              -------    -------
Cash flows from financing activities:
  Net borrowings under line of credit.......................      314        178
  Proceeds from long-term debt and demand notes.............        0        248
  Payments of long-term debt and demand notes...............     (254)      (491)
  Payment of notes payable -- officers and affiliates.......        0        (77)
  Payment of capital lease obligations......................     (303)      (276)
                                                              -------    -------
Net cash used in financing activities.......................     (243)      (418)
                                                              -------    -------
Net decrease in cash........................................       (4)        (1)
Cash at beginning of period.................................       80         81
                                                              -------    -------
Cash at end of period.......................................  $    76    $    80
                                                              =======    =======
Supplemental disclosures of cash flow information
Cash paid during the nine month period for:
     Interest...............................................  $ 2,994    $ 2,907
                                                              =======    =======
     Income taxes...........................................  $    93    $    56
                                                              =======    =======

    The accompanying notes are an integral part of the financial statements.

                        HAHN AUTOMOTIVE WAREHOUSE, INC.

           CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                              FOR THE NINE    FOR THE THREE
                                                              MONTHS ENDED    MONTHS ENDED
                                                                 JUNE 30         JUNE 30
                                                              -------------   -------------
                                                              2001    2000    2001    2000
                                                              -----   -----   ----   ------
                                                                     (IN THOUSANDS)
                                                                       (UNAUDITED)
Net Income..................................................  $233    $154    $165   $  288
Unrealized Loss on Marketable Securities, Net of Tax........     0    $(90)      0   $ (116)
                                                              ----    ----    ----   ------
Comprehensive Net Income....................................  $233    $ 64    $165   $  172
                                                              ====    ====    ====   ======

    The accompanying notes are an integral part of the financial statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The condensed interim consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The interim financial statements reflect all adjustments which are, in the opinion of management, necessary to fairly present such information. Although the Company believes that the disclosures included on the face of the interim consolidated financial statements and in the other footnotes herein are adequate to make the information presented not misleading, certain information and footnote disclosures, including significant accounting policies, normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. It is suggested that all condensed consolidated financial statements contained herein be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report for the fiscal year ended September 30, 2000, on Form 10-K, filed with the Securities and Exchange Commission, Washington, D.C. 20549. This information may be obtained through the web site of the Securities and Exchange Commission, EDGAR Filing section at http://www.sec.gov.

     Operating results for the nine month period ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year.

2.  EARNINGS PER SHARE

     On May 10, 2001, the Company effected a 1-for-3 reverse common stock split as had been approved by the shareholders at the Company's 2001 annual shareholders' meeting on the previous day. The data shown relating to common shares has been retroactively adjusted to reflect the reverse stock split. Also, the Company's shareholders' equity accounts have been retroactively adjusted. There was no effect on total shareholders' equity as a result of the reverse stock split.

     The Company presents earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of the statements of operations. Basic EPS is computed using net income
(loss) divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options. Basic and Diluted EPS for the nine months ended June 30, 2000 have been restated to reflect the 1-for-3 reverse common stock split.

BASIC AND DILUTED EARNINGS PER SHARE

                                                              NINE MONTHS ENDED JUNE 30
                                                              -------------------------
                                                                 2001          2000
                                                              -----------   -----------
Basic and Diluted Shares Outstanding:
  Weighted average number of shares outstanding.............   1,581,671     1,581,671
Net income (loss)...........................................  $      233    $      154
Basic and Diluted EPS.......................................  $     0.15    $     0.10

     The exercise of outstanding stock options has not been included in the calculation of diluted EPS since the effect would be antidilutive because all outstanding options were out of the money as of June 30, 2001.

3.  MARKETABLE SECURITY

     During the three months ended June 30, 2000 the Company sold the zero coupon bond it had classified as available-for-sale, as defined by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Upon sale, the Company realized a pre-tax gain of $196,000, which is presented separately in the condensed consolidated statements of income and reversed the accumulated comprehensive income, net of tax, that had been recorded since the company adopted SFAS No. 115.

4.  EQUITY INVESTMENT

     The Company owns a 37.5% interest in an Israeli company, Autoworks Ltd. The Company accounts for this investment under the equity method. The Company's share of Autoworks Ltd.'s income for the three month and nine month periods ended June 30, 2001 is presented separately in the condensed consolidated statements of operations.

5.  DEBT (IN THOUSANDS)

     Long-term debt consists of the following:

                                                              JUNE 30, 2001   SEPTEMBER 30, 2001
                                                              -------------   ------------------
  Credit Facility Agreement.................................     $36,553           $36,239
  Notes Payable-Officers and Affiliates.....................       1,445             1,445
  Other Long-term Debt......................................       1,986             2,240
  Less Current Maturities...................................      (1,680)             (844)
                                                                 -------           -------
                                                                  38,304           $39,080
                                                                 =======           =======

     The Company's credit facility agreement, which expires on October 22, 2002, provides for a revolving credit note, subject to a borrowing base, up to a maximum of $50.0 million. Borrowings under the Credit Facility Agreement bear interest at an annual rate equal to, at the Company's option, either (a) LIBOR plus 1.75% to 2.5%, dependent upon the Company's financial performance, or (b) the bank prime rate plus 0% to .75%, dependent upon the Company's financial performance. The 30 Day LIBOR and the prime rates were 3.81% and 6.75%, respectively, on June 30, 2001.

     As of July 31, 2001, the Company had an outstanding balance of $36.1 million under the Credit Facility Agreement with an availability of $847,000.

     Borrowings outstanding under the Credit Facility Agreement are collateralized by substantially all of the Company's assets. The Credit Facility Agreement contains covenants and restrictions, including limitations on indebtedness, liens, leases, mergers and sales of assets, investments, dividends, stock purchases and other payments in addition to tangible net worth, fixed charge ratio, minimum tangible net worth and minimum fixed charge coverage ratio requirements. The Company was in compliance with all covenants on June 30, 2001.

     The Company has outstanding promissory notes ("Notes") with the estate of the former Chairman of the Board of Directors and with the President and Chief Executive Officer of the Company, in the original aggregate amount of $2,150,000.00. The Notes, which are due in October, 2003, bear interest, which is payable monthly, at the annual rate of 12%. The Company is also subject to a number of other debt agreements, including a mortgage, which comprise the balance of the long-term debt.

6.  BUSINESS SEGMENT INFORMATION

     The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. The Company reports its operating results in two segments: direct distribution and full service distribution. Segment selection was based on internal organizational structure, the way in which the operations are managed and their performance evaluated by management and the Company's Board of Directors, the availability of separate financial results and materiality considerations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating profits of the respective business units.

     Information concerning the Company's Business Segments for the nine months of Fiscal Years 2001 and 2000, is as follows (dollars in thousands):

                                                               2001      2000
                                                              -------   -------
Net Sales
  Full Service Distribution.................................  $78,431   $80,489
  Direct Distribution.......................................   11,927    13,400
                                                              -------   -------
     Total Net Sales to Customers...........................  $90,358   $93,889
                                                              =======   =======
Operating Income
  Full Service Distribution.................................  $ 3,099   $ 2,579
  Direct Distribution.......................................     (142)       29
                                                              -------   -------
     Total Operating Profit.................................  $ 2,957   $ 2,608
Interest Expense............................................   (2,949)   (2,938)
Other Income................................................      368       582
                                                              -------   -------
Consolidated Income Before Taxes............................  $   376   $   252
                                                              =======   =======
Identifiable Assets
  Full Service Distribution.................................  $67,493   $70,604
  Direct Distribution.......................................    6,331     6,204
                                                              -------   -------
     Total Identifiable Assets..............................  $73,824   $76,808
                                                              =======   =======
Capital Expenditures
  Full Service Distribution.................................  $   480   $   341
  Direct Distribution.......................................        0         8
                                                              -------   -------
     Total Capital Expenditures.............................  $   480   $   349
                                                              =======   =======
Depreciation and Amortization
  Full Service Distribution.................................  $ 1,230   $ 1,218
  Direct Distribution.......................................      102       120
                                                              -------   -------
     Total Depreciation and Amortization....................  $ 1,332   $ 1,338
                                                              =======   =======

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Hahn Automotive Warehouse, Inc. and Subsidiaries

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Hahn Automotive Warehouse, Inc. and Subsidiaries at September 30, 2000 and 1999, and the results of their operations and their cash flows for the three fiscal years ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Rochester, New York
November 21, 2000,
except as to the information presented
in the first paragraph of Note 10
for which the date is May 15, 2001.

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     SEPTEMBER 30,
                                                               --------------------------
                                                                  2000            1999
                                                               ----------      ----------
                                                                 (IN THOUSANDS, EXCEPT
                                                               SHARE AND PER SHARE DATA)
                                         ASSETS
Current Assets:
  Cash......................................................     $    80         $    81
  Marketable securities.....................................          --             685
  Trade receivables, net of allowance for doubtful accounts
     of $2,197 in 2000 and $2,015 in 1999...................      16,062          17,577
  Inventory.................................................      46,192          44,501
  Other current assets......................................       1,799           2,541
                                                                 -------         -------
       Total current assets.................................      64,133          65,385
Property, equipment and leasehold improvements, net.........       6,016           6,892
Other assets................................................       8,802           7,446
                                                                 -------         -------
                                                                 $78,951         $79,723
                                                                 =======         =======
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt and capital lease
     obligations............................................     $ 1,253         $ 1,541
  Accounts payable..........................................      13,266          12,377
  Compensation related liabilities..........................       1,613           1,673
  Discontinued operations...................................         392             604
  Other accrued expenses....................................       3,925           4,271
                                                                 -------         -------
       Total current liabilities............................      20,449          20,466
Obligations under credit facility...........................      35,739          36,611
Notes payable -- officers and affiliates....................       1,445           1,445
Other long-term debt........................................       1,896           1,995
Capital lease obligations...................................       2,787           3,196
Other liabilities...........................................       2,176           2,237
Stockholders' equity:
Common stock (par value $.01 per share; authorized
  20,000,000 shares; issued and outstanding 1,581,671 shares
  in 2000 and 1999).........................................          16              16
  Additional paid-in capital................................      26,006          26,006
  Retained deficit..........................................     (11,563)        (12,339)
  Accumulated other comprehensive income:
  Unrealized gain on marketable securities, net of deferred
     taxes..................................................          --              90
                                                                 -------         -------
       Total stockholders' equity...........................      14,459          13,773
                                                                 -------         -------
                                                                 $78,951         $79,723
                                                                 =======         =======

    The accompanying notes are an integral part of the financial statements.

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               FOR THE YEARS ENDED SEPTEMBER 30,
                                                        -----------------------------------------------
                                                            2000             1999             1998
                                                        -------------    -------------    -------------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales............................................    $  125,575       $  130,998       $  133,503
Cost of product sold.................................        77,071           82,002           82,778
                                                         ----------       ----------       ----------
  Gross profit.......................................        48,504           48,996           50,725
Selling, general and administrative expense..........        42,587           43,512           44,059
Depreciation and amortization expense................         1,789            1,775            1,602
                                                         ----------       ----------       ----------
  Income from operations.............................         4,128            3,709            5,064
Interest expense.....................................        (3,796)          (3,650)          (3,771)
Service charge and other income......................           509              399              631
Gain on sale of marketable security..................           196               --               --
Income (loss) from equity investment.................           189              (27)            (220)
                                                         ----------       ----------       ----------
  Income before provision for income taxes...........         1,226              431            1,704
Provision for income taxes...........................           450              151              665
                                                         ----------       ----------       ----------
  Net income.........................................    $      776       $      280       $    1,039
                                                         ==========       ==========       ==========
  Basic and diluted net income per share.............    $     0.49       $     0.18       $     0.66
                                                         ==========       ==========       ==========
Weighted average shares outstanding..................     1,581,671        1,581,671        1,581,671
                                                         ==========       ==========       ==========

    The accompanying notes are an integral part of the financial statements.

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                              ACCUMULATED
                                   COMMON STOCK      ADDITIONAL                  OTHER
                                ------------------    PAID-IN     RETAINED   COMPREHENSIVE
                                 SHARES     AMOUNT    CAPITAL     EARNINGS      INCOME        TOTAL
                                ---------   ------   ----------   --------   -------------   -------
                                                 (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at September 30,
  1997........................  1,581,671    $16      $26,006     $(13,658)      $ --        $12,364
Components of Comprehensive
  Income:
  Net Income..................                                       1,039                     1,039
  Unrealized gain on
     investment...............                                                   $158            158
                                                                                             -------
Total Comprehensive Income....                                                                 1,197
                                ---------    ---      -------     --------       ----        -------
Balance at September 30,
  1998........................  1,581,671    $16      $26,006     $(12,619)      $158        $13,561
Components of Comprehensive
  Income:
  Net Income..................                                         280                       280
  Unrealized loss on
     investment...............                                                    (68)           (68)
                                                                                             -------
Total Comprehensive Income....                                                                   212
                                ---------    ---      -------     --------       ----        -------
Balance at September 30,
  1999........................  1,581,671    $16      $26,006     $(12,339)      $ 90        $13,773
Components of Comprehensive
  Income:
  Net Income..................                                         776                       776
  Unrealized loss on
     investment...............                                                    (90)           (90)
                                                                                             -------
Total Comprehensive Income....                                                                   686
                                ---------    ---      -------     --------       ----        -------
Balance at September 30,
  2000........................  1,581,671    $16      $26,006     $(11,563)      $ --        $14,459
                                =========    ===      =======     ========       ====        =======

    The accompanying notes are an integral part of the financial statements.

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................   $   776     $   280     $ 1,039
  Items to reconcile net income to cash provided by
     operating activities:
       Depreciation and amortization........................     1,789       1,775       1,602
       Provision for doubtful accounts......................       447         142         453
  Change in assets and liabilities:
       Trade receivables....................................     1,068      (2,124)        947
       Inventory............................................    (1,691)       (464)     (1,521)
       Other assets.........................................      (950)       (260)      1,983
       Accounts payable and other accruals..................       210         951      (2,058)
                                                               -------     -------     -------
          Net cash provided by operating activities.........     1,649         300       2,445
                                                               -------     -------     -------
Cash flows from investing activities:
  Additions to property, equipment and leasehold
     improvements, net:.....................................      (577)       (833)       (279)
  Sale of marketable security...............................       595          --          --
                                                               -------     -------     -------
          Net cash provided by (used in) investing
            activities......................................        18        (833)       (279)
                                                               -------     -------     -------
Cash flows from financing activities:
  Net borrowings under line of credit.......................      (275)      1,965        (996)
  Proceeds from long-term debt and demand notes.............       249         544       6,119
  Payment of long-term debt and demand notes................    (1,193)     (1,737)     (6,555)
  Payment of notes payable -- officers and affiliates.......       (77)       (149)       (711)
  Payment of capital lease obligations......................      (372)       (338)       (326)
                                                               -------     -------     -------
          Net cash (used in) provided by financing
            activities......................................    (1,668)        285      (2,469)
                                                               -------     -------     -------
Net decrease in cash........................................        (1)       (248)       (303)
Cash at beginning of year...................................        81         329         632
                                                               -------     -------     -------
Cash at end of year.........................................   $    80     $    81     $   329
                                                               =======     =======     =======
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
       Interest.............................................   $ 3,961     $ 3,656     $ 3,916
                                                               =======     =======     =======
Income taxes................................................   $    43     $    72     $    95
                                                               =======     =======     =======
Supplemental disclosure of non-cash investing activities:
  Debt issued in connection with acquisitions...............   $   248     $   137          --
                                                               =======     =======     =======
Supplemental disclosure of non-cash financing activities:
  In January, 1998 the company renewed capital lease
     agreements relating to the Rental of Distribution
     Centers................................................        --          --     $ 3,768
                                                               =======     =======     =======

    The accompanying notes are an integral part of the financial statements.

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                               SEPTEMBER 30, 2000

1.  SUMMARY OF ACCOUNTING POLICIES

THE COMPANY

     The Company sells and distributes automotive aftermarket parts in the wholesale market through its network of warehouses and jobber facilities along the Eastern Seaboard and in the Midwest.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Hahn Automotive Warehouse, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany transactions have been eliminated.

MARKETABLE SECURITY

     In Fiscal 1999, the Company classified its marketable security as available-for-sale, as defined by the Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Prior to the sale of this security, unrealized holding gains and losses, net of deferred income taxes, were reflected as a separate component of stockholders' equity accordingly.

INVENTORY

     Inventory consists primarily of automotive replacement parts and accessories and is stated at the lower of cost, on a last-in, first-out ("LIFO") basis, or market. The replacement cost of the inventory exceeded the LIFO value by approximately $2,879 and $2,992 at September 30, 2000 and 1999, respectively.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements are stated at cost and are depreciated over their estimated useful lives using the straight-line method. Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts.

ASSETS UNDER CAPITAL LEASES

     Leases which meet the capital lease criteria of SFAS No. 13, "Accounting for Leases", are recorded as assets and obligations at the lesser of the present value of future rental payments or the fair market value of the leased property at the inception of the lease. Amortization of capitalized leased property has been provided using the straight-line method over the estimated useful lives of the assets.

INTANGIBLE ASSETS

     Goodwill is amortized using the straight-line method over lives ranging from 20 to 30 years. Deferred financing costs are being amortized using the straight-line method over the term of the Credit Facility Agreement (see Note
5). The Company expenses pre-opening costs at new stores as they are incurred. Included in Other assets at September 30, 2000 and 1999 was approximately $1,253 and $922, respectively, of accumulated amortization on goodwill and deferred financing costs.

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

REVENUE RECOGNITION

     The Company recognizes revenue upon shipment of product.

ADVERTISING

     Advertising expenses are charged to operations during the year in which they are incurred and were approximately $548, $702 and $786 for the years ended September 30, 2000, 1999 and 1998, respectively.

COMPREHENSIVE INCOME

     During Fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and unrealized gains (losses) on an investment held as available-for-sale and is presented in the Consolidated Statements of Changes in Stockholders' Equity.

INCOME TAXES

     The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

NET INCOME PER SHARE

     The Company calculates net income per share in accordance with SFAS No. 128, "Earnings Per Share". Basic EPS is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options.

IMPAIRMENT OF LONG-LIVED ASSETS

     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company continually evaluates the existence of impairment of long-lived assets based upon projected, undiscounted net cash flows of the respective operation.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

     Current Assets and Liabilities -- The carrying amount of cash and equivalents, other assets and accrued liabilities approximate fair value because of the short maturity of those instruments.

     Long-Term Debt -- The carrying value of the Company's long-term debt approximates fair value at the balance sheet date.

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

CONCENTRATION OF CREDIT RISK

     The Company provides credit, in the normal course of business, to jobber customers in the automotive aftermarket. The Company's customers are not concentrated in any one geographic region nor does any single customer account for a significant amount of sales or accounts receivable. The Company performs credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations.

RECLASSIFICATIONS

     The Fiscal 1999 and 1998 financial statements and related footnote amounts have been made to conform to the Fiscal 2000 presentation.

2.  MARKETABLE SECURITY

     During Fiscal 2000, the Company sold its only marketable security, a zero coupon bond purchased as collateral against liability claims for which the Company is self-insured. The marketable security held at September 30, 1999 was classified as available-for-sale and is summarized as follows:

                                                                    MARKET   UNREALIZED
                                                             COST   VALUE       GAIN
                                                             ----   ------   ----------
September 30, 1999
Debt security:
  Zero Coupon Bond.........................................  $550    $685       $135
                                                             ----    ----       ----

3.  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements consist of the following:

                                                          SEPTEMBER 30,
                                                        -----------------   USEFUL LIVES
                                                         2000      1999       (YEARS)
                                                        -------   -------   ------------
Land..................................................  $    25   $    25          --
Buildings.............................................      887       880     10 - 30
Buildings under capitalized leases....................    4,422     4,422          10
Leasehold improvements................................    2,175     2,251          10
Computer equipment....................................    2,489     2,484           6
Furniture and fixtures................................    3,980     4,314           8
Vehicles..............................................    2,632     2,996       4 - 5
                                                        -------   -------
                                                         16,610    17,372
  Less -- Accumulated depreciation and amortization...   10,594    10,480
                                                        -------   -------
                                                        $ 6,016   $ 6,892
                                                        =======   =======

     Depreciation and amortization expense related to property, equipment and leasehold improvements for the years ended September 30, 2000, 1999 and 1998 was approximately $1,453, $1,554 and $1,440, respectively. Included in accumulated depreciation and amortization at September 30, 2000 and 1999 was approximately $1,557 and $1,115, respectively, of accumulated amortization on capital leases.

4.  INVESTMENT IN EQUITY AFFILIATE

     The Company owns a 37.5 percent interest in Autoworks Ltd., a corporate joint venture, which is located in Tel Aviv, Israel. The Company accounts for its investment under the equity method of accounting because the

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

Company is not able to exercise effective control over the operations. The Company's proportionate share of shareholder's equity as of September 30, 2000 and 1999 was $469 and $6, respectively, and is included in Other assets.

     In addition, the Company has issued debt to Autoworks Ltd. in the form of a note receivable. The balance outstanding was $874 and $827, including accrued interest, and is classified in Other assets as of September 30, 2000 and 1999, respectively.

     Summarized financial information for Autoworks Ltd. is as follows:

                                                               SEPTEMBER 30,
                                                              ---------------
                                                               2000     1999
                                                              ------   ------
Current assets..............................................  $4,142   $2,729
Noncurrent assets...........................................     114      113
                                                              ------   ------
Total assets................................................  $4,256   $2,842
                                                              ======   ======
Current liabilities.........................................  $1,253   $1,602
Noncurrent liabilities......................................     265      871
Shareholders loans and equity...............................   2,738      369
                                                              ------   ------
Total liabilities and equity................................  $4,256   $2,842
                                                              ======   ======

                                                              FISCAL YEARS ENDED SEPTEMBER
                                                                          30,
                                                             ------------------------------
                                                               2000       1999       1998
                                                             --------   --------   --------
Revenues...................................................   $5,422     $3,527     $2,643
Gross profit...............................................   $1,608     $  978     $  624
Net income (loss)..........................................   $  378     $  (72)    $ (587)

     For the Fiscal Years ending September 30, 2000, 1999 and 1998, respectively, Income (loss) from Equity Investment includes the Company's proportionate share of Autoworks Ltd. net income (loss) of $142, $(27) and $(220), and interest income on the outstanding note receivable of $47 in Fiscal 2000.

5.  LONG-TERM DEBT

     Long-term debt includes the following:

                                                                SEPTEMBER 30,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
Credit Facility Agreement...................................  $36,239   $37,113
Notes payable-officers and affiliates.......................    1,445     1,522
Other long-term debt........................................    2,240     2,585
                                                              -------   -------
                                                               39,924    41,220
  Less -- Current portion...................................      844     1,169
                                                              -------   -------
  Long-term portion.........................................  $39,080   $40,051
                                                              =======   =======

     The Company is subject to a Credit Facility Agreement that expires on October 22, 2002 and provides a revolving credit note, subject to a borrowing base, up to a maximum of $50,000. Borrowings under the Credit Facility Agreement bear interest at an annual rate equal to, at the Company's option, either (a) LIBOR plus 1.75% to 2.5%, dependent upon the Company's financial performance, or
(b) the bank prime rate plus 0% to

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

 .75%, dependent upon the Company's financial performance. LIBOR and prime were 6.62% and 9.5%, respectively, at September 30, 2000.

     The Credit Facility Agreement is collateralized by a first priority security interest on substantially all present and future assets of the Company and is guaranteed up to a maximum amount of $2.5 million by the Estate of Michael Futerman. Mortgages on certain real estate were pledged as collateral for the estate's guarantee. These obligations are now guaranteed by the Estate of Michael Futerman. The Credit Facility Agreement contains covenants and restrictions, including limitations on indebtedness, liens, leases, mergers and sales of assets, investments, dividends, stock purchases and other payments in accordance with capital stock and cash flow coverage requirements. Restrictive covenants include maintenance of a minimum tangible net worth and a minimum fixed charge coverage ratio. The Company was in compliance with all covenants or appropriate waivers were obtained.

     The Company has outstanding promissory notes ("Notes") with the former Chairman of the Board of Directors and with the President and Chief Executive Officer of the Company. The Notes which are due in October, 2003, bear interest which is payable monthly, at the annual rate of 12%. The Company is also subject to a number of other debt agreements, including mortgages, which comprise the balance of long-term debt.

     Annual maturities of long-term debt for subsequent fiscal years are approximately: 2001 -- $844; 2002 -- $1,615; 2003 -- $35,749; 2004 -- $1,539;
2005 -- $86; and thereafter -- $91.

6.  COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases facilities from unrelated and related parties. Certain of the related party leases have been accounted for as capital leases under SFAS No. 13.

     Payments made for capital leases amounted to $681, $683 and $540 for the Fiscal Years ended September 30, 2000, 1999, and 1998, respectively.

     The Company also leases warehouse and jobber facilities under noncancellable operating lease agreements, which expire through 2008. Most of these operating leases include provisions for rent escalations and increases in operating expenses (real estate taxes, insurance and maintenance). Rent expense related to all facility operating leases totaled approximately $2,775, $2,850 and $2,911, which included approximately $1,835, $1,873, and $1,616 of payments to related parties for the years ended September 30, 2000, 1999 and 1998, respectively.

     In addition, the Company leases various equipment under noncancellable operating lease agreements expiring through 2005. Rent expense related to all equipment operating leases totaled approximately $189, $293 and $460, for the years ended September 30, 2000, 1999 and 1998, respectively.

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

     Future minimum rental payments under noncancellable leases for fiscal years subsequent to September 30, 2000 are as follows:

                                                             CAPITAL
                                                             LEASES    OPERATING LEASES
                                                             -------   ----------------
                                                             RELATED   RELATED
                                                             PARTIES   PARTIES   OTHER
                                                             -------   -------   ------
2001.......................................................  $  681    $1,605    $1,296
2002.......................................................     575     1,414       952
2003.......................................................     575     1,236       743
2004.......................................................     575       874       449
2005.......................................................     575       598        47
Thereafter.................................................   1,383     1,365         4
                                                             ------    ------    ------
                                                              4,364    $7,092    $3,491
                                                                       ======
  Less -- Interest portion.................................   1,168
                                                             ------
                                                              3,196
  Less -- Current portion..................................     409
                                                             ------
  Long-term portion........................................  $2,787
                                                             ======

CONTINGENCIES

     The Company is a defendant in certain lawsuits which have arisen in the ordinary course of business. Management is of the opinion that such lawsuits will not result in any material liability to the Company. Accordingly, no provision for loss has been made in the financial statements related to these matters.

UNCERTAINTIES RELATED TO THE BANKRUPTCY OF AUTOWORKS, INC.

     On July 24, 1997, the Company's wholly owned subsidiary, Autoworks, Inc., filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. On April 22, 1998, a Settlement Agreement and Release ("Settlement Agreement") was negotiated between the Company and the Official Unsecured Creditors' Committee ("Committee"). The Settlement Agreement was approved by the bankruptcy court on June 18, 1998. Under the Settlement Agreement, as amended on November 18, 1999, the Company agreed to make certain payments in exchange for the Committee's release of the Company from all claims. In Fiscal 2000, the Company paid $353 to the Creditor Trust and is due to make payments of the same amount in both fiscal 2001 and 2002. Such payments are appropriately reserved for by the Company. The Company has also reserved for the present value of future minimum rental payments of Autoworks, Inc. that were guaranteed by the Company. The current portion of such reserves is presented on the Discontinued operations line of current liabilities and the long-term portion in Other liabilities. The combined reserve was $1,077 and $1,372 as of September 30, 2000 and 1999, respectively. During Fiscal 2000 the bankruptcy court approved the Autoworks, Inc. Plan of Reorganization which included establishing a Creditor Trust to make distributions to creditors under the plan.

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

7.  INCOME TAXES

     Income tax expense (benefit) is comprised of the following for the years ended September 30:

                                                              2000   1999   1998
                                                              ----   ----   ----
Current:
  Federal...................................................  $ --   $ --   $ --
  State.....................................................    20     20     33
Deferred:...................................................   430    131    632
                                                              ----   ----   ----
     Total provision for income taxes.......................  $450   $151   $665
                                                              ====   ====   ====

     Temporary differences which give rise to deferred tax assets and liabilities at September 30 are as follows:

                                                               2000      1999
                                                              -------   ------
Accounts receivable.........................................  $   522   $  470
Inventory...................................................   (1,034)    (993)
Accrued liabilities.........................................    1,293    1,490
Deferred compensation.......................................      163      174
Other.......................................................       68       98
Net operating loss carryforwards............................    2,402    2,679
                                                              -------   ------
                           Net deferred tax asset...........  $ 3,414   $3,918
                                                              =======   ======

     The Company believes it will have adequate future income to offset all deferred tax assets. The net operating loss carryforwards are available to use through 2019.

     Actual tax expense differs from the expected tax expense computed by applying the Federal statutory rate to income from continuing operations before income taxes due principally to state income taxes.

8.  EMPLOYEE RETIREMENT PLAN

     The Company has a 401(k) profit sharing plan for all eligible employees. Under the plan, employees are entitled to contribute up to 15% of their base salary, and the Company will match up to 15% of the employee's contributions. The Company may also make a discretionary contribution at year end. The Company's matching contribution under the plan will be approximately $96 for the Fiscal Year ended September 30, 2000, and was $105 and $99 for the years ended September 30, 1999 and 1998, respectively.

9.  NET INCOME PER SHARE

     Net income per share was calculated as follows for the Fiscal Years ended September 30:

                                                      2000         1999         1998
                                                   ----------   ----------   ----------
BASIC AND DILUTED EARNINGS PER SHARE
Basic and Diluted Shares Outstanding:
  Weighted average number of shares
     outstanding.................................   1,581,671    1,581,671    1,581,671
                                                   ==========   ==========   ==========
Net income.......................................  $      776   $      280   $    1,039
                                                   ==========   ==========   ==========
Basic and Diluted EPS............................  $     0.49   $     0.18   $     0.66
                                                   ==========   ==========   ==========

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

     The potential exercise of outstanding stock options of 118,069, 139,753, and 183,484 at September 30, 2000, 1999 and 1998, respectively, has not been included in the calculation of diluted EPS since the effect would be antidilutive.

10.  STOCKHOLDERS' EQUITY AND STOCK OPTIONS

     On May 9, 2001 the Company's shareholders approved the Board of Directors declaration of a 1-for-3 reverse stock split, which was completed the following day. The reverse split had the effect of reducing the Company's outstanding common stock form 4,745,014 to 1,581,671 shares. All share and per share data amounts presented have been calculated as if the reverse split had occurred on September 30, 1997.

     The Company has two stock option plans which provide for the granting of options of up to 250,000 shares of stock to officers and key employees of the Company and an aggregate of 40,000 shares to non-employee directors at the fair value of the common stock at the date of grant. The options have a maximum duration of ten years and may be exercised in cumulative annual increments of 33 1/3% commencing one year after the date of grant. During Fiscal 1998, the stockholders of the Company approved a plan to reduce the exercise price of 67,593 outstanding options from the original exercise prices ranging from $24.00 to $37.50 to a range of $20.40 to $28.14. During Fiscal 1999 the plan related to non-employee directors expired. Company management is in the process of evaluating an amendment to the pre-existing plan or the creation of a new plan.

     The following table summarizes the Company's stock option transactions:

                                                                      OPTION PRICE RANGE
                                                            SHARES        PER SHARE
                                                            -------   ------------------
Options outstanding -- October 1, 1997....................  186,776    $22.50 to $92.07
  Exercised...............................................       --                  --
  Expired.................................................  (21,883)   $18.00 to $45.75
  Granted.................................................   18,590    $18.00 to $18.75
                                                            -------    ----------------
Options outstanding -- September 30, 1998.................  183,483    $18.00 to $92.07
  Exercised...............................................       --                  --
  Expired.................................................  (58,730)   $18.00 to $92.07
  Granted.................................................   15,000    $ 6.75 to $10.50
                                                            -------    ----------------
Options outstanding -- September 30, 1999.................  139,753    $ 6.75 to $41.25
  Exercised...............................................       --                  --
  Expired.................................................  (21,684)   $ 6.75 to $38.25
  Granted.................................................       --                  --
                                                            -------    ----------------
Options outstanding -- September 30, 2000.................  118,069    $10.50 to $41.25
                                                            =======    ================
Options exercisable -- September 30, 2000.................  112,347    $10.50 to $41.25
                                                            =======    ================

     SFAS No. 123, "Accounting for Stock Based Compensation", requires companies to recognize compensation expense for grants of stock options, or provide pro forma disclosures relative to what the effect of such accounting recognition would have been. The Company has elected to continue using Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees". Therefore, in accordance with SFAS No. 123, no compensation expense has been recorded, however pro forma disclosures of net income and earnings per share have been provided below as if SFAS No. 123 had been adopted.

     Pro forma income and income per share information has been determined as if the Company had accounted for employee stock options under SFAS No. 123's fair value method. The fair value of these options was

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000 and 1999, respectively:

                                                            2000            1999
                                                        -------------   -------------
Dividend yields.......................................       0%              0%
Volatility factors of the expected market price of the
  Company's common stock..............................     75.34%          75.34%
Expected option life..................................     5 years         5 years
Interest rate on the date of the grant, with the
  maturity equal to the expected term.................  4.56% - 4.60%   4.56% - 4.60%

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period (3 years). The weighted average exercise price of options outstanding was $25.38 and $22.32 at September 30, 2000 and 1999, respectively. There were no options granted in Fiscal 2000. The weighted average fair value of options granted in Fiscal 1999 and Fiscal 1998 was $8.82 and $17.64, respectively, for options whose stock price on the date of grant equaled the exercise price. The pro forma compensation expense the Company would have recognized before applicable tax benefits was $64, $132 and $274 in 2000, 1999 and 1998, respectively. The Company's pro forma information is as follows:

                                                              2000    1999    1998
                                                              -----   -----   -----
Pro forma net income........................................  $ 735   $ 194   $ 872
Pro forma basic and diluted net income per share............  $0.46   $0.12   $0.55

     This disclosure is not likely to be representative of the effects on reported income for future years, since options fully vest over three years and additional options have historically been granted each year.

11.  BUSINESS SEGMENT INFORMATION

     Effective September 30, 1999, the Company has adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of this statement had no impact on the Company's consolidated financial position, results of operations or cash flows. Comparative information for earlier years has been restated. Restatement of comparative information for interim periods in the initial year of adoption is to be reported for interim periods in the second year of application. The Company reports its operating results in two segments: direct distribution and full service distribution. Segment selection was based on internal organizational structure, the way in which the operations are managed and their performance evaluated by management and the Company's Board of Directors, the availability of separate financial results, and materiality considerations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating profits of the respective business units.

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

     Information concerning the Company's Business Segments for fiscal 2000, 1999, and 1998 is as follows:

                                                                2000       1999       1998
                                                              --------   --------   --------
Net Sales to Customers
     Full Service Distribution..............................  $107,653   $111,744   $113,584
     Direct Distribution....................................    17,922     19,254     19,919
                                                              --------   --------   --------
     Total Net Sales to Customers...........................  $125,575   $130,998   $133,503
                                                              ========   ========   ========
Income from Operations
     Full Service Distribution..............................  $  4,085   $  3,243   $  4,388
     Direct Distribution....................................        43        466        676
                                                              --------   --------   --------
     Total Income from Operations...........................  $  4,128   $  3,709   $  5,064
                                                              ========   ========   ========
Interest Expense............................................    (3,796)    (3,650)    (3,771)
Other Income................................................       894        372        411
                                                              --------   --------   --------
Consolidated Pre Tax Income.................................  $  1,226   $    431   $  1,704
                                                              ========   ========   ========
Identifiable Assets
     Full Service Distribution..............................  $ 72,434   $ 73,152   $ 72,383
     Direct Distribution....................................     6,517      6,571      5,928
                                                              --------   --------   --------
     Total Identifiable Assets..............................  $ 78,951   $ 79,723   $ 78,311
                                                              ========   ========   ========
Capital Expenditures
     Full Service Distribution..............................  $    594   $    846   $    406
     Direct Distribution....................................        26         20         38
                                                              --------   --------   --------
     Total Capital Expenditures.............................  $    620   $    866   $    444
                                                              ========   ========   ========
Depreciation and Amortization
     Full Service Distribution..............................  $  1,632   $  1,584   $  1,417
     Direct Distribution....................................       157        191        185
                                                              --------   --------   --------
     Total Depreciation and Amortization....................  $  1,789   $  1,775   $  1,602
                                                              ========   ========   ========

                HAHN AUTOMOTIVE WAREHOUSE, INC. AND SUBSIDIARIES

12.  QUARTERLY FINANCIAL DATA

     The following tables set forth the unaudited quarterly results of continuing operations for each of the fiscal quarters in the years ended September 30, 2000 and 1999:

                                              DEC. 31   MAR. 31   JUNE 30   SEPT. 30     YEAR
                                              -------   -------   -------   --------   --------
FISCAL 2000
Net sales...................................  $29,498   $30,927   $33,464   $31,686    $125,575
                                              =======   =======   =======   =======    ========
Gross profit................................  $11,433   $11,862   $12,580   $12,629    $ 48,504
                                              =======   =======   =======   =======    ========
Net income (loss)...........................  $  (194)  $    59   $   288   $   623    $    776
                                              =======   =======   =======   =======    ========
Net income (loss) per share.................  $ (0.12)  $  0.04   $  0.18   $  0.39    $   0.49
                                              =======   =======   =======   =======    ========

FISCAL 1999
Net sales...................................  $29,869   $32,347   $35,044   $33,738    $130,998
                                              =======   =======   =======   =======    ========
Gross profit................................  $11,385   $11,914   $12,871   $12,826    $ 48,996
                                              =======   =======   =======   =======    ========
Net income (loss)...........................  $  (268)  $   (67)  $   293   $   322    $    280
                                              =======   =======   =======   =======    ========
Net income (loss) per share.................  $ (0.17)  $ (0.04)  $  0.19   $  0.20    $   0.18
                                              =======   =======   =======   =======    ========

                                                                      APPENDIX A

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN
                                  GLICK, LLC,
                             HAW ACQUISITION CORP.,
                                ELI N. FUTERMAN,
                               DANIEL J. CHESSIN
                                      AND
                        HAHN AUTOMOTIVE WAREHOUSE, INC.
                                  MAY 16, 2001

                               TABLE OF CONTENTS

ARTICLE 1 -- THE MERGER.....................................................   A-2
  Section 1.1   The Merger..................................................   A-2
  Section 1.2   Closing and Effective Time..................................   A-2
  Section 1.3   Effects of the Merger.......................................   A-2
                Certificate of Incorporation and Bylaws of the Surviving
  Section 1.4   Corporation.................................................   A-2
  Section 1.5   Directors...................................................   A-2
  Section 1.6   Officers....................................................   A-2
ARTICLE 2 -- EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY.......   A-3
  Section 2.1   Effect on Capital Stock.....................................   A-3
                (a) Conversion of Shares....................................   A-3
                (b) Cancellation of Treasury Stock..........................   A-3
                (c) Adjustment of Merger Consideration......................   A-3
  Section 2.2   Options; Stock Plan.........................................   A-3
  Section 2.3   Payment for Shares of Common Stock..........................   A-4
  Section 2.4   Payment for Dissenting Shares...............................   A-5
ARTICLE 3 -- REPRESENTATIONS AND WARRANTIES OF THE COMPANY..................   A-6
  Section 3.1   Organization and Qualification; Subsidiaries; Investments...   A-6
  Section 3.2   Capitalization; Subsidiaries................................   A-6
  Section 3.3   Authority Relative to this Agreement........................   A-7
  Section 3.4   No Violation................................................   A-7
  Section 3.5   Information.................................................   A-8
  Section 3.6   Required Company Vote.......................................   A-8
  Section 3.7   State Takeover Statutes.....................................   A-8
  Section 3.8   Litigation..................................................   A-8
ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES OF ACQUIRERS....................   A-8
  Section 4.1   Organization and Qualification..............................   A-8
  Section 4.2   Authority Relative to this Agreement........................   A-9
  Section 4.3   No Violation................................................   A-9
  Section 4.4   Information.................................................  A-10
  Section 4.5   Financing...................................................  A-10
  Section 4.6   Beneficial Ownership of Shares..............................  A-10
  Section 4.7   Litigation..................................................  A-10
ARTICLE 5 -- COVENANTS......................................................  A-10
  Section 5.1   Conduct of Business.........................................  A-10
  Section 5.2   Access to Information.......................................  A-10
  Section 5.3   Efforts.....................................................  A-11
  Section 5.4   Public Announcements........................................  A-11
  Section 5.5   Indemnification; Directors' and Officers' Insurance.........  A-12
  Section 5.6   Notification of Certain Matters.............................  A-12
  Section 5.7   State Takeover Laws.........................................  A-12
  Section 5.8   Shareholders' Meeting.......................................  A-13
  Section 5.9   Proxy Statement and Schedule 13E-3..........................  A-13
  Section 5.10  Contribution and Voting Agreement...........................  A-14
  Section 5.11  Conveyance Taxes............................................  A-14
  Section 5.12  Delisting...................................................  A-14
ARTICLE 6 -- CONDITIONS TO CONSUMMATION OF THE MERGER.......................  A-14
  Section 6.1   Conditions..................................................  A-14
                (a) BCL Shareholder Approval................................  A-14
                (b) Public Shareholder Approval.............................  A-14
                (c) Lender Approval.........................................  A-14

                (d) Consents................................................  A-15
                (e) Illegality..............................................  A-15
  Section 6.2   Conditions to Obligations of Acquisition Corp...............  A-15
                (a) Representations and Warranties..........................  A-15
                (b) Performance of Obligations of the Company...............  A-15
                (c) No Injunction...........................................  A-15
                (d) Financing...............................................  A-15
                (e) No Material Adverse Effect..............................  A-15
                (f) Options.................................................  A-15
                (g) Directors...............................................  A-15
                (h) Dissenting Shares.......................................  A-15
                (i) Opinion of the Company's Counsel........................  A-16
  Section 6.3   Conditions to Obligation of the Company.....................  A-16
                (a) Representations and Warranties..........................  A-16
                (b) Performance of Obligations of Acquirers.................  A-16
                (c) Opinion of Acquirer's Counsel...........................  A-16
                (d) No Injunction...........................................  A-16
                (e) Fairness Opinion........................................  A-16
ARTICLE 7 -- TERMINATION; AMENDMENTS; WAIVER................................  A-16
  Section 7.1   Termination.................................................  A-16
  Section 7.2   Effect of Termination.......................................  A-17
  Section 7.3   Fees and Expenses...........................................  A-17
  Section 7.4   Amendment; Special Committee Approval.......................  A-17
  Section 7.5   Extension; Waiver...........................................  A-18
ARTICLE 8 -- MISCELLANEOUS..................................................  A-18
  Section 8.1   Non-Survival of Representations and Warranties..............  A-18
  Section 8.2   Entire Agreement; Assignment................................  A-18
  Section 8.3   Validity....................................................  A-18
  Section 8.4   Notices.....................................................  A-18
  Section 8.5   Governing Law; Exclusive Jurisdiction.......................  A-19
  Section 8.6   Descriptive Headings........................................  A-19
  Section 8.7   Counterparts................................................  A-19
  Section 8.8   Parties in Interest.........................................  A-19
  Section 8.9   Specific Performance........................................  A-19

     AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "AGREEMENT"), dated as of May 16, 2001, by and among HAHN AUTOMOTIVE WAREHOUSE, INC., a New York corporation (the "COMPANY"), and GLICK, LLC, a Nevada limited liability company (the "HOLDING CO."), HAW ACQUISITION CORP., a New York corporation (the "ACQUISITION CORP."), ELI N. FUTERMAN and DANIEL J. CHESSIN (collectively the "ACQUIRERS").

                                   RECITALS:

     WHEREAS, Chessin, Futerman, and the other persons and entities listed on Schedule A attached hereto (collectively the "CONTINUING SHAREHOLDERS") own of record or beneficially 1,010,229 shares of the Company's common stock, par value $.01 per share, (the "COMMON STOCK") following the consummation of the reverse stock split described below;

     WHEREAS, the Acquirers had, prior to consummation of the reverse stock split, proposed to the Board of Directors of the Company (the "COMPANY BOARD") that Acquisition Corp. merge with and into the Company (the "MERGER"), with the holders of all of the outstanding shares of Common Stock) not currently owned by the Continuing Shareholders receiving a cash payment of $1.00 per share in exchange for their shares of Common Stock;

     WHEREAS, a special committee of disinterested directors of the Company Board (the "SPECIAL COMMITTEE") has determined that the Merger is fair to, and in the best interests of the Company, and the Public Shareholders (as defined in Section 2.1(a)), and has recommended the approval and adoption of this Agreement to the Company Board;

     WHEREAS, the Company Board believes it is in the best interests of the Company and its shareholders to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement; and

     WHEREAS, the Company Board, upon the recommendation of the Special Committee, has, in light of and subject to the terms and conditions set forth herein: (i) determined that (A) the consideration to be paid for each share of Common Stock held by the Public Shareholders in the Merger is fair to such shareholders from a financial point-of-view, and (B) the Merger is otherwise in the best interests of the Company and its shareholders, and (ii) resolved to approve and adopt the Merger, authorize the execution and delivery of this Agreement and to recommend approval and adoption of the Merger by the shareholders of the Company;

     WHEREAS, the Merger requires approval of both (a) the vote of two-thirds of all of the issued and outstanding Shares of Common Stock entitled to vote for the approval thereof and (b) a majority of the votes cast by the Public Shareholders at the shareholders meeting at which the Merger is considered and voted on by the Company's shareholders (collectively, the "COMPANY SHAREHOLDER APPROVAL");

     WHEREAS, the Continuing Shareholders formed Holding Co. and Acquisition Corp. to effect the Merger, with the Continuing Shareholders being or becoming all of the members of Holding Co. and Holding Co. owning all of the capital stock of Acquisition Corp.;

WHEREAS, the parties hereto have previously entered into an Agreement and Plan of Merger dated April 6, 2001 (the "EXISTING MERGER AGREEMENT") setting forth their agreement with respect to the Merger, which included, among other things, certain representations, warranties, covenants and agreements in connection with the Merger, and prescribes various conditions to the Merger;

     WHEREAS, on May 10, 2001, the Company effected a 1-for-3 reverse stock split and under the terms of the Existing Merger Agreement, the $1.00 per share merger price was proportionally adjusted to $3.00 per share (the "MERGER CONSIDERATION") upon the effectiveness of the reverse stock split; and

     WHEREAS, the parties desire to amend and restate the Existing Merger Agreement in its entirety on the terms and conditions set forth herein,

                                  PROVISIONS:

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the Acquirers, jointly and severally, and the Company agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     SECTION 1.1 THE MERGER. Upon the terms and subject to the satisfaction or waiver of the conditions hereof, and in accordance with the applicable provisions of this Agreement and the New York Business Corporation Law (the "BCL"), at the Effective Time (as defined in Section 1.2), Acquisition Corp. shall be merged with and into the Company. Following the Merger, the separate corporate existence of Acquisition Corp. shall cease and the Company shall continue as the surviving corporation (the "SURVIVING CORPORATION").

     SECTION 1.2 CLOSING AND EFFECTIVE TIME. The closing of the Merger (the "CLOSING") will take place at 10:00 a.m., local time, as promptly as practicable following the satisfaction or waiver of the conditions set forth in Article 6 hereof (other than conditions that are to be satisfied at the Closing, which shall be satisfied or waived at the Closing) or such other date and time as Acquisition Corp. and the Company may agree upon (the "CLOSING DATE"), at the offices of Woods Oviatt Gilman LLP, Rochester, New York, and in accordance with the provisions of this Agreement and the provisions of the BCL. Immediately following the Closing, the parties hereto shall cause the Merger to become effective by filing a Certificate of Merger with the New York Department of State in accordance with the relevant provisions of the BCL, and the parties shall take such other and further actions as may be required by law to make the Merger effective. The time the Merger becomes effective in accordance with applicable law is referred to herein as the "EFFECTIVE TIME."

     SECTION 1.3 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the BCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition Corp. shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition Corp. shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.4 CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION.

     (a) The Amended and Restated Certificate of Incorporation, as amended, of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable law.

     (b) The By-Laws of the Acquisition Corp. in effect at the Effective Time shall be the By-Laws of the Surviving Corporation until amended in accordance with the provisions thereof and applicable law.

     SECTION 1.5 DIRECTORS. Subject to applicable law, the directors of Acquisition Corp. immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

     SECTION 1.6 OFFICERS. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

                                   ARTICLE 2

            EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY

     SECTION 2.1 EFFECT ON CAPITAL STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Common Stock or any shares of capital stock of Acquisition Corp.:

          (a) Conversion of Shares.

             (i) Each share of Common Stock issued and outstanding immediately prior to the Effective Time, except for (A) shares of Common Stock then owned of record by the Acquirers or the Continuing Shareholders (B) shares of Common Stock held in the Company's treasury, if any, and (C) Dissenting Shares (as defined in Section 2.4 below), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such share of Common Stock in the manner provided in, and otherwise in accordance with, Section 2.3 hereof (the shares of Common Stock for which the Merger Consideration is to be paid are referred to herein as the "ACQUIRED SHARES"; and the holders thereof are referred to herein as the "PUBLIC SHAREHOLDERS"). At the Effective Time, all of the Acquired Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Public Shareholder holding a certificate representing any such Acquired Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in the manner provided in, and in accordance with, Section 2.3 hereof.

             (ii) Each share of Common Stock issued and outstanding immediately prior to the Effective Time that is then owned of record by any of the Acquirers or the Continuing Shareholders shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist, and no payment shall be made with respect thereto.

             (iii) Each share of common stock, par value $.01 per share, of Acquisition Corp. issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.

          (b) Cancellation of Treasury Stock. At the Effective Time, each share of Common Stock that is owned by the Company or by any wholly owned subsidiary of the Company shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

          (c) Adjustment of Merger Consideration. The Merger Consideration shall be subject to equitable adjustment in the event of any reverse stock split or any stock split, stock dividend or other similar change in the number of Acquired Shares outstanding between the date hereof and the Effective Time.

     SECTION 2.2 OPTIONS; STOCK PLAN. At the Effective Time, the Company shall have taken all necessary action, including obtaining the consent of its individual option holders, if required, to: (i) terminate the Company's 1992 Stock Option Plan and 1993 Non-Employee Directors Stock Option Plan, each as amended through the date of this Agreement (the "STOCK OPTION PLANS") and, (ii) cancel all outstanding options to purchase shares of Common Stock (a "STOCK OPTION") granted under the Stock Option Plans, including those held by the Continuing Shareholders. Notwithstanding such termination and cancellation, promptly following the Effective Time, the Surviving Corporation shall, to the extent permitted by the applicable Stock Option Plan or agreement between the Company and the optionee related to the applicable Stock Option, pay to the holder of each such Stock Option, in cash and as full settlement for such Stock Option, whether or not then exercisable, a cash payment equal to the product of
(i) the total number of shares of Common Stock previously subject to such Option, but only to the extent such Option is exercisable as of the Closing Date and (ii) the excess, if any, of the Merger Consideration over the per share exercise price of the Stock Option. The amounts payable pursuant to this

Section 2.2 shall be paid as soon as reasonably practicable following the Closing Date and shall be subject to and made net of all applicable withholding taxes.

     SECTION 2.3  PAYMENT FOR SHARES OF COMMON STOCK.

     (a) Prior to the Effective Time, Acquisition Corp. and the Company shall designate the Company's registrar and transfer agent or such other bank or trust company as may be approved by Acquisition Corp. and the Special Committee, to act as paying agent for the Public Shareholders in connection with the Merger, pursuant to an agreement providing for the matters set forth in this Section 2.3 and such other matters as may be appropriate and the terms of which shall be reasonably satisfactory to the Company and Acquisition Corp. (the "PAYING AGENT"), to receive the funds to which the Public Shareholders shall become entitled pursuant to Section 2.1(a) hereof. At the Effective Time, Acquisition Corp. shall deposit, or Acquisition Corp. shall otherwise take all steps necessary to cause to be deposited, in trust with the Paying Agent in an account for the benefit of the Public Shareholders (the "EXCHANGE FUND") the aggregate Merger Consideration to which they shall be entitled at the Effective Time pursuant to Section 2.1(a) hereof. The Paying Agent shall invest the Exchange Fund, if so directed by the Surviving Corporation, in obligations of the United States of America or any agency or instrumentality thereof, obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of all principal and interest or in obligations that are guaranteed or insured by the United States government or an agency or instrumentality thereof. Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation on demand. The Exchange Fund shall not be used for any other purpose except as provided in this Agreement.

     (b) Promptly after the Effective Time, and in any event not later than three (3) business days following the Effective Time, Acquisition Corp. shall cause the Paying Agent to mail to each record holder of certificates (the "CERTIFICATES") that immediately prior to the Effective Time represented Acquired Shares a form of letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates or an Affidavit of Loss in Lieu of Lost Certificate (as defined in Section 2.3(e)) to the Paying Agent and instructions for use in surrendering such Certificates and receiving the Merger Consideration in respect thereof.

     (c) In effecting the payment of the Merger Consideration in respect of the Acquired Shares represented by Certificates entitled to payment of the Merger Consideration pursuant to Section 2.1(a)(i) hereof, upon the surrender of each such Certificate, together with a letter of transmittal duly executed, the Paying Agent shall promptly, and in any event not later than three (3) business days following receipt of such Certificates and letter of transmittal, pay the holder of such Certificate the Merger Consideration multiplied by the number of Acquired Shares represented by such Certificate, in consideration therefor. Upon such payment such Certificate shall forthwith be canceled.

     (d) Until surrendered in accordance with paragraph (c) above, each Certificate formerly representing Acquired Shares shall represent solely the right to receive the aggregate Merger Consideration relating thereto. No interest or dividends shall be paid or accrued on the Merger Consideration. If the Merger Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate formerly representing Acquired Shares surrendered therefor is registered, it shall be a condition to such right to receive such Merger Consideration that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such Acquired Shares shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable.

     (e) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person (who shall be the record owner of such Certificate) claiming such Certificate to be lost, stolen or destroyed (an "AFFIDAVIT OF LOSS IN LIEU OF LOST CERTIFICATE"), the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof, provided that the Person to whom the Merger Consideration is paid may, as a condition precedent to the payment thereof, be required to give the Surviving Corporation a bond in such sum as it may direct or may otherwise be required to indemnify the Surviving Corporation in a manner satisfactory to it against any claim that may be made against the Surviving Corporation with respect to the Certificate claimed to have been lost, stolen or destroyed.

     (f) Promptly following the date which is one hundred eighty (180) days after the Effective Time, the Paying Agent shall deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the transactions described in this Agreement, and the Paying Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing an Acquired Share may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the aggregate Merger Consideration relating thereto, without any interest or dividends thereon.

     (g) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Acquired Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates formerly representing Acquired Shares are presented to the Surviving Corporation or the Paying Agent, they shall be surrendered and canceled in return for the payment of the aggregate Merger Consideration relating thereto, as provided in this Article 2.

     (h) None of the Acquirers, the Company or Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

     (i) The Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the amounts payable (including the Merger Consideration) pursuant to this Agreement to any Public Shareholder or holder of Stock Options such amounts as the Acquisition Corp., the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under applicable tax law. To the extent that amounts are so deducted and withheld by Acquisition Corp., the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the relevant Public Shareholder or holder of Stock Options.

     SECTION 2.4 PAYMENT FOR DISSENTING SHARES. Notwithstanding any provision of this Agreement to the contrary, shares of Common Stock that are outstanding immediately prior to the Effective Time and which are held by shareholders who have not voted such shares in favor of the Merger or consented thereto in writing and who shall have available to them and who shall have demanded properly in writing appraisal for such shares of Common Stock in accordance with Sections 623 and 910 of the BCL (collectively, the "DISSENTING SHARES"), shall not be converted into or represent the right to receive the Merger Consideration, but such shareholders shall be entitled only to such rights as are granted by Sections 623 and 910 of the BCL. Such shareholders shall be entitled to receive payment of the appraised value of such shares of Common Stock held by them in accordance with the provisions of such Sections 623 and 910, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Common Stock under such Sections 623 and 910 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.3, of the certificate or certificates that formerly evidenced such shares. The Company shall give Holding Co. prompt notice of any demands received by the Company for appraisal of Acquired Shares, and, prior to the Effective Time, Holding Co. shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Holding Co., make any payment with respect to, or settle or offer to settle, any such demands.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Acquirers as follows:

     SECTION 3.1  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES; INVESTMENTS.

     (a) The Company and each of its Subsidiaries (as defined in Section 3.1(c)) is a corporation duly organized, validly existing and in good standing under the laws of its state or jurisdiction of incorporation and has all requisite corporate power and corporate authority to own, lease and operate its properties and to carry on its business as now being conducted and is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification and where failure to be in good standing or to so qualify would have a Material Adverse Effect on the Company. The term "MATERIAL ADVERSE EFFECT ON THE COMPANY," as used in this Agreement, means any effect, event, occurrence, change or state of facts that is, or when aggregated with other effects, events, occurrences, changes or states of facts, is, or is reasonably likely to be, materially adverse to (i) the assets, liabilities, business, property, operations or financial condition of the Company and its Subsidiaries taken as a whole, or
(ii) the ability of the Company and its Subsidiaries, taken as a whole, to perform their obligations under this Agreement.

     (b) The Company has heretofore made available to the Acquirers a complete and correct copy of its Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated By-Laws.

     (c) Except as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (the "2000 10-K") as filed with the Securities and Exchange Commission (the "SEC") on December 19, 2000, there is no corporation, limited liability company, partnership or other business organization or entity of which the Company owns, (a) more than 50% of (i) the total combined voting power of all classes of voting securities of such entity,
(ii) the total combined equity interests therein, or (iii) the capital or profit interests therein, in the case of a limited liability company or partnership; or
(b) otherwise has the power to vote or direct the voting of sufficient securities to elect a majority of the board of directors or similar governing body of such entity (the "SUBSIDIARIES") either directly or through its Subsidiaries. Except as set forth in the 2000 10-K, neither the Company nor any Subsidiary owns or holds the right to acquire any shares of stock or any other security or interest in any other entity.

     SECTION 3.2  CAPITALIZATION; SUBSIDIARIES.

     (a) On May 9, 2001, the Company's shareholders duly approved a 1-for-3 reverse stock split. The reverse stock split was completed on May 10, 2001. Immediately following the reverse stock split, the Company had (i) authorized capital stock in the amount of 20,000,000 shares of Common Stock and (ii) 1,581,671 shares of Common Stock issued and outstanding, all of which are entitled to vote on this Agreement. Additionally, immediately prior to the 1-for-3 reverse stock split, the Company had 362,040 shares of Common Stock reserved for issuance pursuant to outstanding Stock Options. As a result of the reverse stock split, the number of shares of Common Stock reserved for Stock Options were proportionately reduced by a factor of three, with any fractional shares resulting to an option holder being rounded up to a whole share. Except for this number of shares of Common Stock reserved for issuance immediately following the reverse stock split there were not and are not now, and at the Effective Time there will not be, any other existing options, warrants, calls, subscriptions, or other rights, or other agreements or commitments, obligating the Company to issue, transfer or sell any shares of capital stock of the Company or any of its Subsidiaries. As of May 11, 2001, no outstanding Stock Options under the Stock Option Plans have an exercise price of less than $3.00 per share.

     (b) All issued and outstanding shares of Common Stock are, and all shares of Common Stock which may be issued pursuant to the exercise of outstanding vested Options will be, when issued in accordance with the respective terms thereof, validly issued, fully paid, nonassessable and free of preemptive rights. All of the outstanding shares of capital stock of each of the Company's Subsidiaries have been validly issued and are fully paid and non-assessable and are owned by either the Company or another of its Subsidiaries free and clear of all liens, charges, claims or encumbrances, except for pledges in favor of the Company's lender. There are no outstanding options, warrants, calls, subscriptions, or other rights, or other agreements or commitments, obligating any Subsidiary of the Company to issue, transfer or sell any shares of its capital stock.

     SECTION 3.3  AUTHORITY RELATIVE TO THIS AGREEMENT.

     (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, except for the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Company Board and, except for the Company Shareholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, and this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

     (b) The Special Committee has received the updated opinion of Empire Valuation Consultants, Inc. ("EMPIRE VALUATION") dated May 16, 2001, that, as of the date of such opinion, the Merger Consideration to be received by the Public Shareholders pursuant to this Agreement is fair, from a financial point of view, to the Public Shareholders ("FAIRNESS OPINION").

     (c) The Special Committee (at a meeting duly called and held at which a quorum was present) has determined that the Merger is fair to, and in the best interests of, the Company and the Public Shareholders, and has recommended approval of the Merger to the Company Board, subject to the right of the Special Committee to withdraw, modify or amend such recommendation if the Special Committee determines, in good faith after consultation with legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties to the Company's shareholders under applicable law.

     (d) The Company Board (at a meeting duly called and held at which a quorum was present) has determined that the Merger is fair to, and in the best interests of, the Company and the shareholders of the Company, authorized the execution and delivery of this Agreement and the consummation of the transactions hereunder and has recommended the adoption of this Agreement by the shareholders of the Company, subject to the right of the Company Board to withdraw, modify or amend such recommendation to the extent that the Company Board determines, in good faith after consultation with legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties to the Company's shareholders under applicable law.

     SECTION 3.4  NO VIOLATION.

     (a) Except as contemplated by Section 6.1(c), the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent, termination, purchase, cancellation or acceleration of any obligation or the loss of any property, rights or benefits under, result in the imposition of any additional obligation under, or result in the creation of any Lien (as defined below in this Section 3.4(a)) upon any of the properties or assets of the Company or any of its Subsidiaries under or require the consent from, or the giving of notice to, a third party pursuant to (i) the organizational documents of the Company or any of its Subsidiaries, (ii) any contract, instrument, permit, concession, franchise, license, loan or credit agreement, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement or obligation, whether oral or written (a "CONTRACT"), applicable to the Company or any of its Subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following paragraph, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on the Company, or those rights that if exercised, Liens that if imposed, consents that if not obtained or notices that if not given would not, individually or in the aggregate, have a Material Adverse Effect on the Company. For purposes of this Agreement, "LIEN" shall mean, with respect to any asset, any imperfection of title, lien, lease, pledge, encumbrance, mortgage, claim, option, voting trust, preemptive right, attachment, encroachment or other charge or security interest in or on such asset.

     (b) Other than in connection with, or in compliance with, the provisions of the BCL with respect to the transactions contemplated hereby, the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), blue sky laws or takeover statutes and the delisting requirements of Nasdaq, no authorization, consent or approval of, or filing with, any Governmental Entity (as defined below in this Section 3.4(b)) is necessary for the consummation by the Company of the transactions contemplated by this Agreement other than authorizations, consents and approvals the failure to obtain, or filings the failure to make, which would not, in the aggregate, have a Material Adverse Effect on the Company. As used in this Agreement, the term "GOVERNMENTAL ENTITY" means any government or subdivision thereof, domestic, foreign or supranational or any administrative, governmental or regulatory authority, agency, commission, tribunal or body, domestic, foreign or supranational.

     SECTION 3.5 INFORMATION. None of the information supplied by the Company in writing specifically for inclusion or incorporation by reference in (a) the Proxy Statement (as defined in Section 5.10 below) or (b) any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement (the "OTHER FILINGS") will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement is mailed to shareholders, at the time of the Shareholders Meeting (as defined in Section 5.9 below) and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that the representations and warranties in this Section 3.5 do not apply to information supplied by the Acquirers to the Company for inclusion in the Proxy Statement or the Other Filings.

     SECTION 3.6 REQUIRED COMPANY VOTE. The Company Shareholder Approval is the only vote of the holders of any class or series of the Company's securities necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

     SECTION 3.7 STATE TAKEOVER STATUTES. The Company Board has taken such action so that no state takeover statute or similar statute or regulation of the State of New York applies to this Agreement, the Merger, or any of the other transactions contemplated hereby. Neither the Company nor any of its Subsidiaries has any rights plan, preferred stock or similar arrangement which have any of the aforementioned consequences in respect of the transactions contemplated hereby.

     SECTION 3.8 LITIGATION. There is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of the Company (as defined below), threatened, at law or in equity, or before any Governmental Entity, against the Company, which could prevent or materially delay the consummation of the transactions contemplated by this Agreement. "KNOWLEDGE OF THE COMPANY" or words of similar import means the actual knowledge of the following member of the Company's senior management: Daniel R. McDonald, Esq., Vice-President and General Counsel of the Company.

                                   ARTICLE 4

                  REPRESENTATIONS AND WARRANTIES OF ACQUIRERS

     The Acquirers, jointly and severally, represent and warrant to the Company as follows:

     SECTION 4.1  ORGANIZATION AND QUALIFICATION.

     (a) Holding Co. is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Nevada. Acquisition Corp. is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Each is in good standing as a foreign business organization in each other jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification and where failure to be in good standing or to so qualify would have a Material Adverse Effect on the Acquirers. The term "MATERIAL ADVERSE EFFECT ON THE ACQUIRERS", as used in this Agreement, means any effect, event, occurrence, change or state of facts that is, or when aggregated with other effects, events, occurrences, changes or states of facts is, or is reasonably likely to be materially adverse (i) to the assets, liabilities, business, property, condition (financial or otherwise), or operations or prospects of any of the

Acquirers or (ii) the ability of any of the Acquirers to perform any of their obligations under this Agreement, or to obtain the Financing (as defined in Section 4.5 below). Except for Acquisition Corp., Holding Co. has no Subsidiaries. Acquisition Corp. has no Subsidiaries.

     (b) Holding Co. and Acquisition Corp. were formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date hereof and the Effective Time, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, Acquisition Corp. has not incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities, owned any assets or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. The term "PERSON" or "person" shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act).

     (c) All of the outstanding membership interests of Holding Co. are owned by the Continuing Shareholders. All of the outstanding shares of capital stock of Acquisition Corp. are owned by Holding Co. There are not now, and, at the Effective Time there will not be, any other outstanding membership interests, capital stock or rights or other agreements or commitments whatsoever obligating Holding Co. or Acquisition Corp. or any of their respective Subsidiaries, if any, to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, to any other person any additional shares of capital stock, or obligating either business organization to grant, extend or enter into any such agreement or commitment.

     SECTION 4.2  AUTHORITY RELATIVE TO THIS AGREEMENT.

     (a) Holding Co. and Acquisition Corp. have full limited liability company power and corporate power, respectively and the authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Managers and members of Holding Co., the Board of Directors of Acquisition Corp. and by Holding Co. as the sole shareholder of Acquisition Corp. and no other limited liability company or corporate proceedings on the part of Holding Co. or Acquisition Corp., respectively, are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Acquirers and, assuming this Agreement constitutes a valid and binding obligation of the Company, this Agreement constitutes a valid and binding agreement of the Acquirers, enforceable against each of the Acquirers in accordance with its terms.

     (b) Other than in connection with, or in compliance with, the provisions of the BCL with respect to the transactions contemplated hereby, the Exchange Act, and the blue sky laws of the various states, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by Holding Co. or Acquisition Corp. of the transactions contemplated by this Agreement other than authorizations, consents and approvals the failure to obtain, or filings the failure to make, which would not, in the aggregate, have a Material Adverse Effect on the Acquirers.

     SECTION 4.3 NO VIOLATION. Neither the execution or delivery of this Agreement by Holding Co. or Acquisition Corp. nor the consummation by Holding Co. or Acquisition Corp. of the transactions contemplated hereby will (i) constitute a breach or violation of any provision of the Articles of Organization, as amended, or Operating Agreement of Holding Co. or the Certificate of Incorporation, as amended, or By-Laws of Acquisition Corp., (ii) constitute a breach, violation or default (or any event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Holding Co. or Acquisition Corp. under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument to which Holding Co. or Acquisition Corp. is a party or by which it or any of its properties or assets are bound or (iii) constituted a breach or violation of any judgment, order, decree, statute, law, ordinances, rule or regulation applicable to Holding Co. or Acquisition Corp. or its properties or assets other than, with respect to clauses (ii) and (iii), breaches, violations, defaults, terminations, accelerations or creation of Liens which, in the aggregate would not have a Material Adverse Effect on the Acquirers.

     SECTION 4.4 INFORMATION. None of the information supplied by Acquirers in writing (other than projections of future financial performance) specifically for inclusion or incorporation by reference in (i) the Proxy Statement or (ii) the Other Filings will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement is mailed to shareholders, at the time of the Shareholders Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation is made by Acquirers with respect to statements made in any of the foregoing documents based upon information supplied by the Company.

     SECTION 4.5 FINANCING. The Continuing Shareholders have received a commitment for financing, to be secured by their personal assets, pursuant to a commitment letter from Manufacturers and Traders Trust Company (the "COMMITMENT LETTER") dated April 27, 2001 (the "FINANCING"). The Continuing Shareholders shall contribute or loan to the Holding Co. the cash proceeds from the Financing to enable the Surviving Corporation to pay the aggregate Merger Consideration due to all Public Shareholders, make any payments contemplated by Sections 2.2,
2.3 and 2.4, and otherwise consummate the transactions contemplated hereby, and to fund all costs and expenses of the Acquirers incurred in connection with the Merger and the transaction contemplated hereby. The Acquirers have provided the Company with a true and correct copy of the fully executed Commitment Letter and the Continuing Shareholders have paid the commitment fee called for thereunder.

     SECTION 4.6 BENEFICIAL OWNERSHIP OF SHARES. As of the date hereof, the Continuing Shareholders together with Holding Co. "beneficially own" (as defined in Rule 13d-3 under the Exchange Act) 1,010,229 shares of Common Stock, or approximately 64% of the issued and outstanding shares of Common Stock. All of the shares held by Continuing Shareholders will be contributed to Holding Co. prior to the Effective Time. None of the Acquirers or Continuing Shareholders will buy additional shares of Common Stock between the date of this Agreement and the earlier of the Closing or the termination of this Agreement.

     SECTION 4.7 LITIGATION. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Acquirers, threatened, at law or in equity, or before any Governmental Entity, against any of the Acquirers, which could prevent or delay the consummation of the transactions contemplated by this Agreement.

                                   ARTICLE 5

                                   COVENANTS

     SECTION 5.1  CONDUCT OF BUSINESS.

     (a) Except as contemplated by this Agreement or as expressly agreed to in writing by Acquisition Corp., during the period from the date of this Agreement to the Effective Time, neither the Company nor any of its Subsidiaries will (i) carry on their respective businesses other than in the usual, regular and ordinary course of business, consistent with past practice; (ii) issue any options to purchase shares of Common Stock or other capital stock or issue any shares of Common Stock (other than pursuant to the exercise of currently outstanding Stock Options) or other capital stock; (iii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or equity interest, as the case may be; or (iv) repurchase or agree to repurchase any shares of its capital stock, or agree to do any of the foregoing; provided, however, that, notwithstanding the foregoing, any of the Company's wholly-owned direct or indirect Subsidiaries may declare, set aside or pay any dividend or other distribution with respect to their capital stock.

     (b) From the date of this Agreement to the Effective Time, neither Holding Co. nor Acquisition Corp. will conduct any business or engage in any activities of any nature other than activities in connection with this Agreement or the transactions contemplated hereby.

     SECTION 5.2 ACCESS TO INFORMATION. From the date of this Agreement until the Effective Time, the Company will, and will cause its Subsidiaries, and each of their respective officers, directors, employees, agents or other representatives (including, without limitation, any investment banker, attorney or accountant retained by the Company or its Subsidiaries) (the "COMPANY REPRESENTATIVES") to, give Holding Co. and Acquisition Corp.

and their respective officers, employees, agents or other representatives (including, without limitation, any attorney or accountant retained by the Acquirers) (the "ACQUIRERS' REPRESENTATIVES") and representatives of financing sources identified by the Acquirers ("LENDERS") reasonable access, upon reasonable notice and during normal business hours, to the offices and other facilities and to the books and records of the Company and its Subsidiaries and will cause the Company Representatives and the Company's Subsidiaries to furnish the Acquirers and the Acquirers' Representatives and Lenders with such financial and operating data and such other information with respect to the Company and its Subsidiaries as the Acquirers' Representatives and Lenders may from time to time reasonably request. The Acquirers shall take reasonable steps to insure that any confidential information provided to it or the Acquirers' Representatives and Lenders remains confidential and is used for no purpose other than the transactions contemplated hereby.

     SECTION 5.3  EFFORTS.

     (a) Each of the Company and the Acquirers shall, and the Company shall cause each of its Subsidiaries to, use commercially reasonable efforts to take all actions and do all things necessary to consummate and make effective the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the closing conditions set forth in Article 6).

     (b) Without limiting Section 5.3(a) hereof, each of the Company and the Acquirers shall, and the Company shall cause each of its Subsidiaries to, make all necessary filings with Governmental Entities as promptly as practicable in order to facilitate prompt consummation of the transactions contemplated by this Agreement. In addition, each of Acquisition Corp. and the Company will use its commercially reasonable efforts (including, without limitation, payment of any required fees) and will cooperate fully with each other to (i) comply as promptly as practicable with all governmental requirements applicable to the transactions contemplated by this Agreement, including the making of all filings necessary or proper under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, but not limited to, the Proxy Statement or other public filings and any amendments to any thereof and (ii) obtain promptly all consents, waivers, approvals, authorizations or permits of, or registrations or filings with or notifications to (any of the foregoing being a "CONSENT"), any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement (except for such Consents the failure of which to obtain would not prevent or materially delay the consummation of the Merger).

     (c) Without limiting Section 5.3(a) hereof, commencing on the date hereof, the Acquirers will, and will cause the other Continuing Shareholders to, proceed in good faith and use their best efforts to close the Financing or to otherwise obtain financing in the amount of not less than $2,000,000 to pay the aggregate Merger Consideration due hereunder and the related transaction expenses, on terms and conditions which are reasonably satisfactory to the Acquirers. During the period preceding the Effective Time or the termination of this Agreement, the Acquirers will keep the Company reasonably informed with respect to the progress of closing the financing contemplated by the Commitment Letter or the Acquirer's efforts to obtain alternative financing.

     (d) Without limiting Section 5.3(a) hereof, the Company and the Acquirers shall each use their respective commercially reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the consummation of the Merger, including, without limitation, defending through litigation on the merits any claim asserted in any court by any third party. Each party hereto shall promptly notify the other parties of any communication to that party from any Governmental Entity with respect to the transactions contemplated by this Agreement and permit the other parties to review in advance any proposed communication to any Governmental Entity. The Company and the Acquirers shall not (and shall cause any Acquirers' Representatives not to) agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

     SECTION 5.4 PUBLIC ANNOUNCEMENTS. The Company, on the one hand, and the Acquirers, on the other hand, agree to consult promptly with each other prior to issuing any press release or announcement or otherwise making any public statement with respect to the Merger and the other transactions contemplated hereby, agree to provide to the other party for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable law or the Company's listing agreement with the Nasdaq Stock Market, Inc.

     SECTION 5.5  INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE.

     (a) The Company and, from and after the Effective Time, the Surviving Corporation, shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its Subsidiaries (the "INDEMNIFIED PARTIES") against all judgments, fines, losses, claims, damages, costs or expenses (including reasonable attorneys' fees) or liabilities arising out of or related to matters, actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time whether asserted or claimed prior to or after the Effective Time (i) to the full extent permitted by New York law or, (ii) if the protections afforded thereby to an Indemnified Party are greater, to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in the Company's Amended and Restated Certificate of Incorporation, and Amended and Restated By-Laws and agreements in effect at the date hereof (to the extent consistent with applicable law and notwithstanding the fact that the By-Laws of Acquisition Corp. shall become the By-Laws of the Surviving Corporation at the Effective Time), which provisions shall survive the Merger and continue in full force and effect after the Effective Time. Without limiting the foregoing, (i) Holding Co. shall, and shall cause the Surviving Corporation to, periodically advance expenses (including attorney's fees) as incurred by an Indemnified Person with respect to the foregoing to the full extent permitted under applicable law, and (ii) any determination required to be made with respect to whether an Indemnified Party shall be entitled to indemnification shall, if requested by such Indemnified Party, be made by independent legal counsel selected by the Surviving Corporation and reasonably satisfactory to such Indemnified Party.

     (b) The Acquirers agree that the Company, and, from and after the Effective Time, the Surviving Corporation, shall cause to be maintained in effect for not less than three years from the Effective Time the policies of the directors' and officers' liability insurance maintained by the Company and in effect as of the date hereof; provided that the Surviving Corporation may substitute therefor other policies of at least the same coverage amounts and which contain terms and conditions not less advantageous to the beneficiaries of the current policies and, provided further, that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring on or prior to the Effective Time; and provided further, that the Surviving Corporation shall not be required to pay a premium in excess of 200% of the last annual premium paid by the Company prior to the date hereof and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.5(b) it shall obtain as much comparable insurance as possible for a premium equal to such maximum amount.

     (c) This Section 5.5 shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of the Acquirers and the Surviving Corporation, and shall be enforceable by the Indemnified Parties.

     SECTION 5.6 NOTIFICATION OF CERTAIN MATTERS. The Company, on the one hand, and the Acquirers, on the other hand, shall promptly notify each other of
(i) the occurrence or non-occurrence of any fact or event which would be reasonably likely (A) to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time or (B) to cause any covenant, condition or agreement under this Agreement not to be complied with or satisfied and (ii) any failure of the Company, on the one hand, or the Acquirers, on the other hand, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that no such notification shall affect the representations or warranties of any party or the conditions to the obligations of any party hereunder. Each party hereto shall give prompt notice to the other parties hereto of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

     SECTION 5.7 STATE TAKEOVER LAWS. The Company shall, upon the request of Acquisition Corp., take all reasonable steps to assist in any challenge by Acquisition Corp. to the validity or applicability to the transactions contemplated by this Agreement, including the Merger, of any state takeover law.

     SECTION 5.8 SHAREHOLDERS' MEETING. The Company, acting through the Company Board, shall, in accordance with applicable law, subject to the fiduciary duties of the Company Board, duly call, give notice of, convene and hold an annual or special meeting of its shareholders (as same may be adjourned or postponed from time to time, a "SHAREHOLDERS MEETING") as soon as practicable following the execution of this Agreement for the purpose of considering and taking action upon this Agreement. The notice of such meeting shall contain the information required to be included therein pursuant to the BCL and the Company's Amended and Restated By-Laws.

     SECTION 5.9  PROXY STATEMENT AND SCHEDULE 13E-3.

     (a) The Company will, as soon as practicable, prepare and file with the SEC a proxy statement and a form of proxy, in connection with the solicitation of votes of the Company's shareholders with respect to the Merger (such proxy statement, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company's shareholders, being the "PROXY STATEMENT"). The Company and the Acquirers shall together prepare and file a Transaction Statement on Schedule 13E-3 (the "SCHEDULE 13E-3") under the Exchange Act. Each party hereto shall furnish all information required to be included about such person in the Proxy Statement and the Schedule 13E-3 pursuant to the SEC's rules and regulations and, after consultation with each other, shall respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof and the Schedule 13E-3. The Company shall cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time. The Proxy Statement shall include the recommendation of the Company Board to the shareholders of the Company (and reflect that the Special Committee has made a similar recommendation to the Company Board), subject to the fiduciary duties under applicable law of such directors (including the directors constituting the Special Committee), as determined by such directors in good faith after consultation with counsel, in favor of the adoption of this Agreement. The Company shall use its best efforts to obtain the necessary adoption of this Agreement by its shareholders and, to that end, shall engage a proxy solicitation firm to solicit proxies approving the Merger from the Public Shareholders at the Company's sole cost and expense. Notwithstanding anything to the contrary in this Agreement, if the Company Board or the Special Committee determines, in good faith after consultation with counsel that, in the exercise of its respective fiduciary duties, under applicable law it is required to withdraw, modify or amend its recommendation in favor of the Merger, such withdrawal, modification or amendment shall not constitute a breach of this Agreement.

     (b) The information supplied by the Company for inclusion in the Proxy Statement or the Schedule 13E-3 shall not, at the time the Proxy Statement is mailed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or, at the time of the Shareholders' Meeting, as then amended or supplemented, omit to state any material fact necessary to correct any statement originally supplied by the Company for inclusion in the Proxy Statement or the
Schedule 13E-3 which has become false or misleading. If, at any time prior to the Effective Time, any event relating to the Company or any of its affiliates, or relating to their respective officers, directors or shareholders, should be discovered which should be set forth in an amendment of, or a supplement to, such Proxy Statement or Schedule 13E-3, the Company shall promptly so inform the Acquirers and will furnish all necessary information to the Acquirers relating to such event. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement shall comply in all material respects, both as to form and otherwise, with the Exchange Act.

     (c) The information supplied or to be supplied by the Acquirers for inclusion in the Proxy Statement or the Schedule 13E-3 shall not, at the time the Proxy Statement is mailed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or, at the time of the Shareholders' Meeting, as then amended or supplemented, omit to state any material fact necessary to correct any statement originally supplied by the Acquirers for inclusion in the Proxy Statement or the Schedule 13E-3 which has become false or misleading. If, at any time prior to the Effective Time, any event relating to the Acquirers or relating to their respective officers, directors or shareholders or their respective affiliates, as the case may be, should be discovered which should be set forth in an amendment of, or a supplement to, such Proxy Statement or
Schedule 13E-3, the Acquirers shall promptly so inform the Company and will furnish all necessary information to the Company relating to such event. All documents that the Acquirers are responsible for filing with the SEC in connection with the transactions contemplated by this Agreement shall comply in all material respects, both as to form and otherwise, with the Exchange Act.

     (d) The Acquirers agree (i) to vote at the Shareholders' Meeting all of their shares of outstanding Common Stock owned of record, or over which they have voting power, as of the date of this Agreement (the "CONTINUING SHAREHOLDER SHARES") for adoption of this Agreement, (ii) not to grant a proxy to vote any Continuing Shareholder Shares other than to any of the Acquirers or to persons identified in a proxy card distributed on behalf of the Company Board to vote such Continuing Shareholder Shares at the Shareholders' Meeting in the manner provided in clause (i), and (iii) not to sell, transfer or otherwise dispose of any Continuing Shareholder Shares (other than transfers of Continuing Shareholder Shares to one of the Acquirers or any family members of either of the Continuing Shareholders or trusts for the benefit of such Continuing Shareholders or such family members), which shares may be so transferred only if the transferee agrees in writing to be bound by the terms of the agreements contained in this Section 5.9(d). In the event of any transfer of Continuing Shareholder Shares after the date hereof, such shares shall remain Continuing Shareholder Shares and be deemed to be owned of record by the Continuing Shareholders for purposes of Article 2 of this Agreement and this Section 5.9(d).

     SECTION 5.10 CONTRIBUTION AND VOTING AGREEMENT. The Continuing Shareholders have entered into an agreement by and among the Continuing Shareholders and the Holding Co. dated May 11, 2001, wherein they agree (i) to vote at the Shareholders' Meeting all of their shares of Common Stock for the adoption of this Agreement, and (ii) to contribute all of their shares of Common Stock to the Holding Co. ("CONTRIBUTION AND VOTING AGREEMENT"). The Acquirers shall provide the Company with a true and correct copy of the Contribution and Voting Agreement promptly after it has been executed by Continuing Shareholders owning at least 90% of the Continuing Shareholder's Shares of Common Stock. The Acquirers agree not to amend or supplement the Contribution and Voting Agreement after it has been executed and provided to the Company. The Acquirers further agree to enforce the terms of the Contribution and Voting Agreement in accordance with its terms.

     SECTION 5.11 CONVEYANCE TAXES. Acquisition Corp. and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value-added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

     SECTION 5.12 DELISTING. Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the shares of Common Stock from NASDAQ and to terminate registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time of the Merger.

                                   ARTICLE 6

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     SECTION 6.1 CONDITIONS. The respective obligations of the Acquirers and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

          (a) BCL Shareholder Approval. The proposal to adopt this Agreement shall have been approved and adopted at the Shareholders Meeting by the affirmative vote of at least two-thirds of the votes of all outstanding shares of Common Stock entitled to vote thereon in accordance with the BCL;

          (b) Public Shareholder Approval. The proposal to adopt this Agreement shall have been approved and adopted at the Shareholders Meeting by the affirmative vote of at least a majority of the votes cast at the Shareholders Meeting by the Public Shareholders excluding (i) abstentions and (ii) broker non-votes;

          (c) Lender Approval. The Merger and all related transactions contemplated hereunder shall have been approved by the Company's lender, Fleet Capital Corporation, so that the consummation thereof shall not result in an event of default under the Company's Loan Agreement.

          (d) Consents. Other than the filing of the Certificate of Merger as contemplated by Section 1.2, each of the Company and the Acquisition Corp. shall have obtained such consents from third parties and approval from Governmental Entities as shall be required for the consummation of the transactions contemplated hereby, except for such consents the failure of which to obtain would not have a Material Adverse Effect on the Company.

          (e) Illegality. There shall not have been any United States federal or state statute, rule or regulation enacted or promulgated after the date of this Agreement that would result in the imposition of material limitations on the ability of Acquisition Corp. effectively to acquire or hold the business of the Company and its Subsidiaries taken as a whole.

     SECTION 6.2 CONDITIONS TO OBLIGATIONS OF ACQUIRERS. The obligations of the Acquirers to effect the Merger are further subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date in all respects (except where the failure to be true and correct does not have a Material Adverse Effect on the Company), other than representations and warranties of the Company that relate to a specific date which shall be true and correct in all respects as of such date. Acquisition Corp. shall have received a certificate signed on behalf of the Company by the vice-president and general counsel of the Company to the effect set forth in this paragraph.

          (b) Performance of Obligations of the Company. The Company shall have performed the obligations required to be performed by it under this Agreement prior to the Closing in all material respects.

          (c) No Injunction. No court of competent jurisdiction in the United States or other United States Governmental Entity shall have issued any order, decree or ruling or taken any other action restraining, enjoining or otherwise (i) prohibiting the consummation of the Merger or any of the other transactions contemplated by this Agreement, (ii) prohibiting or limiting the ownership or operation by the Company or any of its Subsidiaries of any material portion of the business or assets of the Company or any of its Subsidiaries, or requiring it to dispose of or hold separate any material portion of the business or assets of the Company or any of its Subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement or (iii) imposing limitations on the ability of Acquisition Corp. (or any shareholder of Acquisition Corp.), to acquire or hold, or exercise full rights of ownership of, any Common Shares, including, without limitation, the right to vote Common Shares on all matters properly presented to the shareholders of the Company.

          (d) Financing. The Continuing Shareholders shall have completed the Financing or Holding Co. and Acquisition Corp. shall have otherwise obtained financing sufficient to pay the aggregate Merger Consideration due hereunder and related transaction expenses on terms and conditions satisfactory to the Acquirers.

          (e) No Material Adverse Effect. There shall not after the execution hereof have occurred a Material Adverse Effect on the Company, provided that the delisting of the Common Stock from the Nasdaq SmallCap Market shall not constitute a Material Adverse Effect on the Company, for this Agreement only.

          (f) Options. Upon payment of the consideration of the Stock Options pursuant to Section 2.2 hereof, or if no Option Consideration is due, at the Effective Time, all Stock Options pursuant to the Stock Option Plans shall have been canceled and there shall be no other plans, programs or arrangements which obligate the Company or the Surviving Corporation to issue any equity securities or any securities with equity-like features.

          (g) Directors. All existing directors of the Company shall have tendered resignations from the Board which shall be effective as of the Effective Time.

          (h) Dissenting Shares. The number of Dissenting Shares shall not exceed 113,334 shares of Common Stock (subject to equitable adjustment in the event of any of the events described in Section 2.1(c)).

          (i) Opinion of the Company's Counsel. Acquisition Corp. shall have received from Woods Oviatt Gilman LLP, counsel for the Company, an opinion in form and substance satisfactory to Holding Co., addressed to Holding Co., dated as of the Closing Date.

     SECTION 6.3 CONDITIONS TO OBLIGATION OF THE COMPANY. The obligation of the Company to effect the Merger is further subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Acquirers set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date in all respects (except where the failure to be true and correct does not have a Material Adverse Effect on the Acquirers), other than representations and warranties of the Acquirers that relate to a specific date which shall be true and correct in all respects as of such date. The Company shall have received a certificate signed on behalf of the Acquirers by the chief executive officer and the secretary of the Holding Co. to the effect set forth in this paragraph.

          (b) Performance of Obligations of Acquirers. The Acquirers shall have performed the obligations required to be performed by it under this Agreement in all material respects.

          (c) Opinion of Acquirer's Counsel. The Company shall have received from Boylan, Brown, Code, Vidgor & Wilson, LLP, counsel for the Acquirers, an opinion in form and substance satisfactory to the Company, addressed to the Company, dated as of the Closing Date.

          (d) No Injunction. No court of competent jurisdiction in the United States or other United States Governmental Entity shall have issued any order, decree or ruling or taken any other action restraining, enjoining or otherwise (i) prohibiting the consummation of the Merger or any of the other transactions contemplated by this Agreement, (ii) prohibiting or limiting the ownership or operation by the Company or any of its Subsidiaries of any material portion of the business or assets of the Company or any of its Subsidiaries, or requiring it to dispose of or hold separate any material portion of the business or assets of the Company or any of its Subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement or (iii) imposing limitations on the ability of Acquisition Corp. (or any shareholder of Acquisition Corp.), to acquire or hold, or exercise full rights of ownership of, any shares of Common Stock, including, without limitation, the right to vote shares of Common Stock on all matters properly presented to the shareholders of the Company.

          (e) Fairness Opinion. The Fairness Opinion shall not have been withdrawn or, in the alternative, modified or amended to such an extent that it is no longer acceptable to the Special Committee.

                                   ARTICLE 7

                        TERMINATION; AMENDMENTS; WAIVER

     SECTION 7.1 TERMINATION. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding Company Shareholder Approval:

          (a) by the mutual written consent of the Acquirers and the Company, by action of the Company Board;

          (b) by Acquisition Corp. or the Company if the Merger shall not have been consummated on or before September 1, 2001; provided, however, that neither Acquisition Corp. nor the Company may terminate this Agreement pursuant to this Section 7.1(b) if such party shall have materially breached this Agreement;

          (c) by the Acquirers or the Company if any court of competent jurisdiction in the United States or other United States Governmental Entity has issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement shall have used its commercially reasonable efforts to remove or lift such order, decree, ruling or other action;

          (d) by either the Acquirers or the Company if the Company Board or Special Committee shall have (i) failed to recommend to the shareholders of the Company that they give the Company Shareholder Approval, (ii) withdrawn or modified in a manner adverse to the Acquirers its approval or recommendation of this Agreement or the Merger, or (iii) resolved to effect any of the foregoing;

          (e) by either the Acquirers or the Company, if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of shareholders or at any adjournment thereof; or

          (f) by either the Acquirers or the Company, if the other party shall be in material breach of this Agreement, and such breach shall not have been cured within twenty (20) days of receipt of written notice from the non-breaching party of such breach.

     SECTION 7.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 7.1 hereof, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders and the provisions of this Section
7.2 and Section 7.3 of this Agreement shall survive any such termination. Nothing contained in this Section 7.2 shall relieve any party from liability for any breach of any covenant of this Agreement or any breach of warranty or misrepresentation; provided, however, that in no event shall the Company be liable for any breach of Section 3.4 of this Agreement.

     SECTION 7.3  FEES AND EXPENSES.

     (a) Subject to (b) below, in the event that this Agreement is terminated pursuant to Section 7.1(f) or is terminated pursuant to Section 7.1(b) based upon a material breach of this Agreement by one of the parties hereto (while the other party is not in material breach) and such breach has not been previously waived by the non-breaching party, the breaching party shall promptly reimburse the non-breaching party for all reasonable out-of-pocket expenses and fees (including, without limitation, fees payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, experts and consultants, collectively referred to as "COSTS"), whether incurred prior to, on or after the date hereof (but prior to the date this Agreement is terminated), in connection with the Merger and the consummation of all transactions contemplated by this Agreement, and the financing thereof.

     (b) The prevailing party in any legal action undertaken to enforce this Agreement or any provision hereof shall be entitled to recover from the other party the costs and expenses (including attorneys' and expert witness fees) incurred in connection with such action.

     (c) In the event that this Agreement is terminated, in whole or in part, due to the failure of the Acquirers to obtain necessary financing for any reason whatsoever, the Acquirers shall promptly pay to the Company the amount of seventy-five thousand dollars ($75,000), which amount the parties have agreed shall reimburse the Company for all Costs, whether incurred prior to, or on or after the date hereof (but prior to the date this Agreement is terminated), in connection with the Merger and the consummation of all transactions contemplated by this Agreement; provided, however, that the Acquirers shall not be required to reimburse the Company for Costs pursuant to this Section where (i) the Company Board or Special Committee have withdrawn their recommendation to the shareholders of the Company to approve and adopt the Merger; (ii) an event described in Section 6.2(c) of this Agreement occurs; (iii) the Merger does not receive the Company Shareholder Approval; or (iv) the Company shall be in material default of the obligations required to be performed by it under this Agreement.

     (d) Except as otherwise specifically provided for herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

     SECTION 7.4 AMENDMENT; SPECIAL COMMITTEE APPROVAL. This Agreement may be amended by the Company and the Acquirers at any time before or after any approval of this Agreement by the shareholders of the Company but, after any such approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of the Public Shareholders hereunder without the approval of such shareholders in the same amount required for the Company Shareholder Approval. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties. The approval of the Special Committee shall be required for any action that may be taken by the Company Board pursuant to this Agreement, including, without limitation, any determination to terminate this Agreement, any amendment or modification of this Agreement, any extension by the Company of the time for performance of any obligations or such other acts of the Acquirers and any waiver of the Company's rights hereunder.

     SECTION 7.5 EXTENSION; WAIVER. At any time prior to the Effective Time, the Acquirers, on the one hand, and the Company, on the other hand, may but shall not be obligated to (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties contained herein of the other or in any document, certificate or writing delivered pursuant hereto by the other or (c) waive compliance by the other with any of the agreements or conditions. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE 8

                                 MISCELLANEOUS

     SECTION 8.1 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made in this Agreement shall not survive beyond the Effective Time.

     SECTION 8.2  ENTIRE AGREEMENT; ASSIGNMENT.

     (a) This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof, including, but not limited to, a certain non-binding letter of intent dated as of March 27, 2001, and the Existing Merger Agreement.

     (b) Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (except that Acquisition Corp. may assign its rights, interest and obligations to any affiliate or Subsidiary of Acquisition Corp. without the consent of the Company, provided that such assignment shall not relieve Acquisition Corp. of any liability for any breach by such assignee). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     SECTION 8.3 VALIDITY. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

     SECTION 8.4 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or telecopier to the respective parties as follows:

     If to Acquirers:     Eli N. Futerman and Daniel J. Chessin
                          c/o Hahn Automotive Warehouse, Inc.
                          415 West Main Street
                          Rochester, New York 14608
                          Facsimile No.: 235-3108

     with a copy to:      Boylan, Brown, Code, Vigdor & Wilson, LLP
                          2400 Chase Square
                          Rochester, New York 14604
                          Attention: Alan S. Lockwood, Esq.
                          Facsimile No.: 232-3528

     If to the            Hahn Automotive Warehouse, Inc.
       Company:           Attention: Special Committee, Chairman
                          c/o Daniel McDonald, Vice President and General Counsel
                          415 West Main Street
                          Rochester, New York 14608
                          Facsimile No.: 235-3108

     with a copy to:      Underberg & Kessler LLP
                          1800 Chase Square
                          Rochester, New York 14604
                          Attention: Steven R. Gersz, Esq.
                          Facsimile No.: 258-2821
                          and
                          Woods Oviatt Gilman LLP
                          700 Crossroads Building
                          Two State Street
                          Rochester, New York 14614
                          Attention: Gordon E. Forth, Esq.
                          Facsimile No.: 454-3968

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above; provided that notice of any change of address shall be effective only upon receipt thereof.

     SECTION 8.5 GOVERNING LAW; EXCLUSIVE JURISDICTION. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The Acquirers and the Company each hereby submit to the exclusive jurisdiction of the United States District Court for the Western District of New York and the Supreme Court of the State of New York, County of Monroe, for the purpose of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Acquirers and the Company each irrevocably waive, to the fullest extent permitted by law, any objection which either of them may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

     SECTION 8.6 DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 8.7 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     SECTION 8.8 PARTIES IN INTEREST. Except with respect to Sections 2.1, 2.2, 2.3, 2.4 and 5.5 hereof (which are intended to be for the benefit of the persons identified therein, and may be enforced by such persons), this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     SECTION 8.9 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be executed on its behalf by its respective officer thereunto duly authorized, all as of the day and year first above written.

                                          HAHN AUTOMOTIVE WAREHOUSE, INC.

                                          By: /s/ WILLIAM A. BUCKINGHAM
                                            ------------------------------------
                                          Name: William A. Buckingham
                                          Title: Chairman, Special Committee

                                          HAW ACQUISITION CORP.

                                          By: /s/ ELI N. FUTERMAN
                                            ------------------------------------
                                          Name: Eli N. Futerman
                                          Title: Co-President

                                          By: /s/ DANIEL J. CHESSIN
                                            ------------------------------------
                                          Name: Daniel J. Chessin
                                          Title: Co-President

                                          GLICK, LLC

                                          By: /s/ DANIEL J. CHESSIN
                                            ------------------------------------
                                          Name: Daniel J. Chessin
                                          Title: Manager

                                          By: /s/ ELI N. FUTERMAN
                                            ------------------------------------
                                          Name: Eli N. Futerman
                                          Title: Manager

                                          ELI N. FUTERMAN

                                          /s/ ELI N. FUTERMAN
                                          --------------------------------------

                                          DANIEL J. CHESSIN

                                          /s/ DANIEL J. CHESSIN
                                          --------------------------------------

                                   SCHEDULE A

                          THE CONTINUING SHAREHOLDERS

                           Eli N. Futerman

                            Daniel J. Chessin

                            The Estate of Michael Futerman,

                                   Eli N. Futerman, Executor

                            The Michael Futerman Marital Trust,

                                   Eli N. Futerman, Trustee

                            Sara Futerman

                            Rina Chessin and her minor children

                            Peggy Futerman and her minor children

                            Daphne Futerman and her minor children

                            Ira Jevotovsky

                                                                      APPENDIX B

                     EMPIRE
VALUATION
          CONSULTANTS

PRIVATE & CONFIDENTIAL

May 16, 2001

Board of Directors of Hahn Automotive Warehouse, Inc.
Attention: William Buckingham, Director
Hahn Automotive Warehouse, Inc.
415 West Main Street
Rochester, New York 14608

Dear Sirs:

     You, as the Board of Directors ("Board") of Hahn Automotive Warehouse, Inc. ("HAHN" or the "Company"), have asked Empire Valuation Consultants, Inc. ("Empire") to render our opinion to the Board as to whether the $3.00 per share cash consideration (the "Merger Consideration") to be paid by HAW Acquisition Corp. ("Acquisition Corp.") upon its proposed merger into HAHN is fair from a financial point of view to the holders of HAHN Common Stock not held by the Continuing Shareholders. Capitalized terms defined in the proposed Agreement and Plan of Merger dated April 6, 2001 ("Merger Agreement") and used herein shall have the same meanings as set forth in the Merger Agreement unless otherwise specifically defined herein. Acquisition Corp. is a wholly owned subsidiary of Glick LLC ("Holding Corp."), successor in interest to PERD Holding Corp. This opinion supersedes and replaces in its entirety the opinion dated April 6, 2001.

     As a result of the Merger, the Acquisition Corp. will be merged with and into the Company. Following the Merger the separate corporate existence of the Acquisition Corp. shall cease and HAHN shall continue as the surviving corporation as a wholly owned subsidiary of Holding Corp. The outstanding common shares held by HAHN shareholders just prior to the Merger excluding the shares held by the Continuing Shareholders ("Acquired Shares"), shall, by virtue of the Merger, be converted into the right to receive the Merger Consideration.

DUE DILIGENCE REVIEW PROCESS

     In conducting our investigation and analysis, we have considered such financial and other factors, as we deemed appropriate under the circumstances. We have, among other things, done the following:

     (1) Reviewed the Company's Securities and Exchange Commission ("SEC") filings for 1996 through the present date, sourced through the SEC Edgar database over the Internet or received directly from the Company. From this data, we analyzed its historical business and financial information, selected lease agreements, stock option plan and credit facility agreements, among others;

     (2) Reviewed the Going Private Proposal, dated January 16, 2001, issued by Eli N. Futerman and Daniel J. Chessin, President and Chief Executive Officer and Executive Vice President of the Company, respectively, to HAHN's Board, and the related SEC Form 8-K filing dated January 19, 2001;

     (3) On February 14, 2001, Empire was engaged by the Special Committee of Independent Directors of HAHN to express our opinion as to the "fair value" of HAHN's common stock and to evaluate the Going Private Proposal. Empire evaluated HAHN from a market value, investment value and asset value perspective and on March 14, 2001 and March 20, 2001 made presentations of our analysis to HAHN's Special Committee of Independent Directors.

     (4) Reviewed the executed Letter of Intent, dated March 26, 2001, between HAHN and Eli N. Futerman and Daniel J. Chessin, on behalf of themselves and a group of related shareholders noted above as Continuing Shareholders.

     (5) Reviewed the Agreement and Plan of Merger by and between PERD HOLDING CORP., HAW Acquisition Corp. and HAHN, dated April 6, 2001;

     (6) Reviewed numerous internally prepared business and financial records, documents, and memos of HAHN, including internal profit and loss statements (plan versus actual) for the periods ended March 31, 2001 and April 30, 2001;

     (7) Reviewed the Company's Restated Certificate of Incorporation, dated January 19, 1993 and the Amended and Restated By-Laws attached to HAHN's 10Q for the quarter ending March 31, 1994;

     (8) Visited HAHN's corporate office and held discussions with Daniel R. McDonald and Albert J. Van Erp, Vice President & General Counsel and Vice President and Controller, respectively, regarding its past financial performance, its current, and planned operations, its financial condition, and business prospects;

     (9) Reviewed the historical stock prices and trading volumes of the Company's Common Stock before and after the announcement of the Going Private Proposal; and

     (10) Considered such other information, financial studies, and analyses as we deemed relevant, and performed such analyses, studies, and investigations as we deemed appropriate.

LIMITATIONS

     In rendering our opinion, Empire has relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information obtained by us from HAHN, from its financial and legal advisors, and from public sources.

     Our opinion is necessarily based upon economic, market, and other conditions as in effect on, and the information made available to us as of, the date of this letter. Our opinion is limited to the fairness of the Merger Consideration in the Merger Agreement to the holders of Common Stock as of the date hereof, from a financial point of view.

     In arriving at our opinion, we did not physically inspect the Company's owned or leased facilities nor were any current independent appraisals of these facilities or the physical assets or liabilities of the Company obtained.

     We have assumed that the final Merger Agreement and related documents will contain text, terms, and data substantially similar to those upon which Empire has relied.

OPINION

     Based upon the foregoing, and in reliance thereon, it is our opinion, as financial advisors to HAHN's Board, that the Merger Consideration in the Merger Agreement is fair to the Non-Continuing Shareholders of HAHN's Common Stock, from a financial point of view.

Respectfully submitted,

EMPIRE VALUATION CONSULTANTS, INC.

/s/ Terence L. Griswold, ASA
---------------------------------------------------------
Terence L. Griswold, ASA
Principal

                                                                      APPENDIX C

                       NEW YORK BUSINESS CORPORATION LAW

     SEC.623. PROCEDURE TO ENFORCE SHAREHOLDER'S RIGHT TO RECEIVE PAYMENT FOR SHARES

     (a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

     (b) Within ten days after the shareholders' authorization date, which term as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

     (c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

     (d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

     (e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenters' rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

     (f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter's rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

     (g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders' authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters' rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders' authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders' authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

     (h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

          (1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

          (2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

          (3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

          (4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders' authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder's right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert's reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

          (5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

          (6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

          (7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

          (8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates [fig 1] for any such shares represented by certificates.

     (i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in Section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

     (j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

          (1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

          (2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

          (3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

     (k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

     (l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

     (m) This section shall not apply to foreign corporations except as provided in subparagraph (e)(2) of section 907 (Merger or consolidation of domestic and foreign corporations).

                                                                      APPENDIX D

                                 July 12, 2001


HAW Acquisition Corp.                           GLICK, LLC
415 West Main Street                            415 West Main Street
Rochester, New York 14608                       Rochester, New York 14608
Attention: Eli N. Futerman, Co-President        Attention: Eli N. Futerman, Manager
Attention: Daniel J. Chessin, Co-President      Attention: Daniel J. Chessin, Manager

Mr. Eli N. Futerman                             Mr. Daniel J. Chessin
415 West Main Street                            415 West Main Street
Rochester, New York 14608                       Rochester, New York 14608

     RE: AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 16,
         2001 BY AND AMONG HAHN AUTOMOTIVE WAREHOUSE, INC., A NEW YORK CORPORATION, GLICK, LLC, A NEVADA LIMITED LIABILITY COMPANY, HAW ACQUISITION CORP., A NEW YORK CORPORATION, ELI N. FUTERMAN AND DANIEL
         J. CHESSIN (THE "AGREEMENT")

Gentlemen:

     Reference is made to the above-referenced Agreement. We propose that
Section 7.1(b) of the Agreement be amended to extend the date by which the merger must be consummated from September 1, 2001 to October 15, 2001. Except as amended hereby, all other terms and conditions of the Agreement shall remain the same and in full force and effect.

     If you agree to this amendment, please sign where indicated at the end of this letter.

                                          Very truly yours,

                                          HAHN AUTOMOTIVE WAREHOUSE, INC.

                                          By: /s/  William A. Buckingham
                                            ------------------------------------
                                          Name: William A. Buckingham
                                          Title: Chairman, Special Committee

ACCEPTED AND AGREED THIS
12TH DAY OF JULY, 2001.

HAW ACQUISITION CORP.

By: /s/  Eli N. Futerman
    --------------------------------------------------------
Name: Eli N. Futerman
Title: Co-President

By: /s/  Daniel J. Chessin
    --------------------------------------------------------
Name: Daniel J. Chessin
Title: Co-President

GLICK, LLC

By: /s/  Daniel J. Chessin
    --------------------------------------------------------
Name: Daniel J. Chessin
Title: Manager

By: /s/  Eli N. Futerman
    --------------------------------------------------------
Name: Eli N. Futerman
Title: Manager

ELI N. FUTERMAN

/s/ Eli N. Futerman
---------------------------------------------------------

DANIEL J. CHESSIN

/s/ Daniel J. Chessin
---------------------------------------------------------

                                                                      APPENDIX E

       INSTRUCTIONS TO PROXY SOLICITOR -- MELLON INVESTOR SERVICES, INC.

                   CAMPAIGN SUMMARY FOR HAHN AUTOMOTIVE, INC.

WHO WE ARE CALLING:

We will be contacting   X  NOBO HOLDERS and   X  REGISTERED HOLDERS of Hahn
Automotive Warehouse, Inc.

WHAT WE ARE CALLING ABOUT:

We will be calling shareholders concerning the information and proxy material they have received regarding the upcoming SPECIAL MEETING to be held on SEPTEMBER 21, 2001.

THE MEETING IS BEING HELD TO CONSIDER AND VOTE ON THE FOLLOWING PROPOSALS:

1. TO APPROVE AND ADOPT THE AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 16, 2001, BY AND AMONG HAHN AND GLICK, LLC, HAW ACQUISITION CORP., ELI N. FUTERMAN AND DANIEL J. CHESSIN.

2. TO APPROVE A POTENTIAL ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL VOTES IN FAVOR OF THE MERGER PROPOSAL.

3. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

WHY WE ARE CALLING:

We are contacting shareholders to URGE them to vote their proxy as soon as possible.

WHEN WE ARE CALLING:

Calls will begin 8/15/01 and we will make 3 attempts to contact.

VOTING:

NOBO Holders may vote via MAIL.

Registered holders may vote via MAIL.

MEETING LOCATION AND TIME:

          HAHN'S HEADQUARTERS
          415 WEST MAIN STREET
          ROCHESTER, NEW YORK 14608
          10:00 A.M., FRIDAY, SEPTEMBER 21, 2001

THE RECORD DATE: AUGUST 2, 2001

                             OUTBOUND CALLING GUIDE

Hello, this is                calling on behalf of HAHN AUTOMOTIVE WAREHOUSE
from Mellon Investor Services. Is (Name of Shareholder), available?

          IF NO: Thank you. What would be a good time for me to call back?
                 RECORD TIME

          IF YES: CONTINUE BELOW

Hello, (Name of Shareholder), I'm calling regarding the upcoming SPECIAL MEETING of SHAREHOLDERS OF HAHN AUTOMOTIVE WAREHOUSE that will be held on SEPTEMBER 21, 2001.

I wanted to make SURE you've received your proxy material concerning this meeting, as it is very important that you vote.

NOBO HOLDERS:

     IF NO: (Name of Shareholder), it's important for you to contact your broker directly for the material.

            You have the option of voting by (MAIL AND/OR TELEPHONE).

            Your vote in this matter is very important and the Meeting will be held soon, so (Name of Shareholder), please vote as soon as possible.

     IF YES: (Name of Shareholder), have you had a chance to review the material and vote your shares?

        YES: May I ask if you voted in favor of the proposal? RECORD INFORMATION

             (Name of Shareholder) would you mind telling me where you hold your shares? RECORD INFORMATION

        NO: (Name of Shareholder), your vote is very important. May I ask you to vote as soon as possible?

            You have the option of voting by (MAIL AND/OR TELEPHONE)

REGISTERED HOLDER:

     IF NO: (Name of Shareholder), you should receive the material shortly. Why don't I call you back in a few days to make sure you have the information? What would be the best time for me to call? RECORD TIME

            Your vote is very important and the Meeting will be held very soon (Name of Shareholder), so we don't want you to miss the opportunity to participate in the vote.

     IF YES: (Name of Shareholder), have you had a chance to review the material and vote your shares?

        YES: Great! Thank you for your time, (Name of Shareholder). Have a good
             DAY/EVENING.

        NO: Your vote is very important, so please vote in time for your proxy to be counted. Please sign, date and return your proxy prior to the meeting on SEPTEMBER 21, 2001.

            Thank you for your time, (Name of Shareholder). Have a good DAY/EVENING.

                            ANSWERING MACHINE MESSAGE

This is                calling from Mellon Investor Services, on behalf of HAHN
AUTOMOTIVE WAREHOUSE, INC. This message is for (Name of Shareholder). I wanted to make sure you received the material and proxy card regarding the SPECIAL MEETING OF SHAREHOLDERS being held on SEPTEMBER 21, 2001.

Your vote is very important, so please vote your proxy before the meeting. I'm sorry to have missed you today. If you have any questions, please call DON HILLER at 1 800 777-HAHN (4246). Thank you for your time, and have a pleasant DAY/EVENING.

                        HAHN AUTOMOTIVE WAREHOUSE, INC.
                               415 W. MAIN STREET
                           ROCHESTER, NEW YORK 14608

                                     PROXY

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                    FOR THE SPECIAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 21, 2001

     The undersigned shareholder of Hahn Automotive Warehouse, Inc. ("Hahn"), revoking all previous proxies, hereby constitutes and appoints Stephen B. Ashley and Daniel R. McDonald, and each, as proxy and attorney-in-fact, with full power of substitution, on behalf of and in the name of the undersigned, to represent the undersigned, at the special meeting of shareholders of Hahn at 10:00 a.m., local time, on September 21, 2001, at Hahn's headquarters located at 415 West Main Street, Rochester, New York 14608, and at any adjournment or postponement thereof (the "Special Meeting"), and to vote the number of shares of common stock of Hahn the undersigned would be entitled to vote if personally present at the Special Meeting on the matters set forth herein. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and proxy statement relating to the Special Meeting, and hereby instructs said proxies to vote or refrain from voting such shares of Hahn common stock as marked on the reverse side of this proxy card upon the matters listed thereon.

     THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2 AND 3 IF NO SPECIFICATION IS MADE AND WILL BE VOTED AT THE DISCRETION OF THE PROXY HOLDERS ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING.

                      THE PROXIES CANNOT VOTE YOUR SHARES
                     UNLESS YOU SIGN AND RETURN THIS CARD.

            (CONTINUED, AND TO BE SIGNED AND DATED ON REVERSE SIDE)

[X] Please mark your vote as in this example.

THE BOARD OF DIRECTORS OF HAHN RECOMMENDS A VOTE "FOR" THE PROPOSALS.

1. To approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of May 16, 2001 as amended, by and among Hahn and Glick, LLC, HAW Acquisition Corp., Eli N. Futerman and Daniel J. Chessin.

              [  ] FOR          [  ] AGAINST          [  ] ABSTAIN

2. To approve a potential adjournment of the Special Meeting, if necessary, to solicit additional votes in favor of the merger proposal.

              [  ] FOR          [  ] AGAINST          [  ] ABSTAIN

3. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

              [  ] FOR          [  ] AGAINST          [  ] ABSTAIN

     Please sign and date this proxy and return it in the enclosed return envelope, whether or not you expect to attend the Special Meeting. You may also vote in person if you do attend.

Date: ____________     ---------------------------------------------------------
                                          Signature(s)

                       ---------------------------------------------------------

NOTE: Please sign this proxy exactly as your name appears hereon. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign. If the shareholder is a corporation, please sign full corporate name by an authorized officer. If shareholder is a partnership, please sign full partnership name by an authorized person.